Exhibit 99.1

KINROSS GOLD CORPORATION

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2008

Dated March 31, 2009

IMPORTANT NOTICE

ABOUT INFORMATION IN THIS ANNUAL INFORMATION FORM

Unless specifically stated otherwise in this Annual Information Form:

•                                          all dollar amounts are in United States dollars;

•                                          information is presented as at December 31, 2008; and

•                                          references to “Kinross”, the “Company”, “its”, “our” and “we”, or related terms, refer to Kinross Gold Corporation and its subsidiaries.

CAUTIONARY STATEMENT

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Information Form including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Annual Information Form. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Annual Information Form, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Management’s Discussion and Analysis and our final short-form prospectus dated and filed on January 29, 2009 (the “January 2009 Prospectus”), or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting, development and operations at the Kettle River — Buckhorn mine continuing on a basis consistent with Kinross’ current expectations; (4) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (5) permitting, development and operations at the Kupol mine continuing on a basis consistent with Kinross’ current expectations; (6) the Company’s publicly disclosed mineral reserves at Kupol being grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation, consistent with the Company’s expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the repeal or termination of Ecuador’s current mining mandate and the implementation and administration of its new mining law being consistent with Kinross’ current expectations (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (11) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels; (12) certain price assumptions for gold and silver; (13) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (14) production and cost of sales forecasts meeting expectations; (15) the accuracy of our current mineral reserve and mineral resource estimates; and (16) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do business or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross.  Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis and the “Risk Factors” section of the January 2009 Prospectus.  These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

CORPORATE STRUCTURE

Kinross Gold Corporation was initially created in May 1993 by amalgamation of CMP Resources Ltd., Plexus Resources Corporation, and 1021105 Ontario Corp.  In December 2000, Kinross amalgamated with LT Acquisition Inc., in January 2005, Kinross amalgamated with its wholly-owned subsidiary, TVX Gold Inc. (“TVX”) and in January 2006, it amalgamated with its wholly-owned subsidiary, Echo Bay Mines Ltd. (“Echo Bay”).  Kinross is the continuing entity resulting from these amalgamations.  Kinross is governed by the Business Corporations Act (Ontario) and its registered and principal offices are located at Suite 5200, Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3Y2.

Each of Kinross’ mining operations is a separate business unit managed by its Vice President and General Manager, who in turn, reports to the Regional Vice President, who then reports to the Chief Operating Officer.  Exploration strategies, corporate financing, tax planning, additional technical support services, hedging and acquisition strategies are managed centrally.  Execution of exploration strategies is managed locally.  Kinross’ risk management programs are subject to overview by its Risk Committee and the Board of Directors.

A significant portion of Kinross’ business is carried on through subsidiaries.  A chart showing the names of the significant subsidiaries of Kinross and their respective jurisdictions of incorporation is set out below as of December 31, 2008.  All subsidiaries are 100% owned unless otherwise noted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Kinross is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of, gold bearing properties in the Americas, the Russian Federation and worldwide.  The principal products of Kinross are gold and silver produced in the form of doré that is shipped to refineries for final processing.

Kinross’ strategy is to increase shareholder value through increases in precious metal reserves, production and long-term cash flow and earnings per share.  Kinross’ strategy also consists of optimizing the performance, and therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

Kinross’ operations and mineral reserves are impacted by changes in metal prices.  Gold traded above $625 per ounce for most of 2007 and above $700 for most of 2008.  Kinross used a gold price of $725 per ounce at the end of 2008 to estimate mineral reserves.

Kinross’ share of proven and probable mineral reserves as at December 31, 2008, was 45.6 million ounces of gold and 105.8 million ounces of silver.

Three Year History

In the third quarter of 2006, Kinross entered into an amended and restated revolving credit facility and term loan with a group of lenders for $500 million.  The $300 million three-year revolving credit facility supports Kinross’ liquidity and letter of credit needs, extending the previous credit facility of $295 million.  The five-and-a-half year $200 million term loan supports the expansion program at the Paracatu mine in Brazil.  Obligations under the facility are secured by the assets of the Fort Knox mine as well as the pledge of shares of various subsidiaries and a security interest over certain cash and investment accounts.

On August 3, 2006, Kinross’ board of directors approved an investment of approximately $470 million in RPM, Kinross’ Brazilian operating subsidiary, for the expansion of the Paracatu mine in Brazil. Production began in November 2008 and throughput at the end of 2008 was at approximately 60% of design capacity.  It is expected that the project will reach full capacity within the second quarter of 2009.

The acquisition of Crown Resources Corporation (“Crown”) was completed in August 2006.  As a result of the acquisition, Kinross acquired the Buckhorn gold deposit in north central Washington State, approximately 70 kilometres by road from Kinross’ Kettle River gold milling facility.  The Kettle River — Buckhorn project began commercial production in October 2008.

The acquisition of 100% of the outstanding shares of Bema Gold Corporation (“Bema”) was completed on February 27, 2007 when a wholly-owned subsidiary of Kinross amalgamated with Bema to continue as EastWest Gold Corporation (“EastWest”).  As the result of the acquisition, Kinross acquired: (i) the remaining 50% interest in Compania Minera Maricunga, the owner of the Maricunga mine (which was formerly known as the Refugio mine); (ii) a 75% (less one share) interest in the Chukotka Mining and Geological Company, which is developing the Kupol gold-silver project in the Russian Federation; (iii) a 90% interest in the Julietta mine in the Russian Federation; and (iv) a 49% interest in Compania Minera Casale, the owner of the Cerro Casale gold-copper deposit in Chile.  Kinross filed a business acquisition report dated March 22, 2007 in respect of its acquisition of Bema, a copy of which is available at www.sedar.com.

On March 6, 2007, EastWest gave notice in accordance with the terms of its 3.25% convertible notes due February 26, 2011, that it would redeem all $70 million principal amount outstanding of those notes at their principal amount together with accrued and unpaid interest to the redemption date. By April 3, 2007, all of those notes had been converted into 6.7 million Kinross common shares.

On October 22, 2007, the Company signed a definitive option agreement with a wholly-owned subsidiary of Linear Gold Corp. (“Linear”) to earn up to a 70% interest in Linear’s Ixhuatan Project, located in Chiapas, Mexico (the “Ixhuatan Project”).

On December 5, 2007, warrants to purchase Kinross common shares issued in connection with a 2002 equity offering expired. As a result of the exercise of a majority of the expiring warrants by warrant holders, Kinross issued 8,208,241 common shares to warrant holders in exchange for an aggregate exercise price of $123,123,614.

On December 21, 2007, the Company closed an asset swap transaction with Goldcorp Inc. (“Goldcorp”), pursuant to which Kinross sold its approximate 31.9% interest in the Musselwhite Joint Venture and its 49.0% interest in the Porcupine Joint Venture to Goldcorp in exchange for Goldcorp’s 50% interest in Compania Minera Mantos de Oro (thereby giving Kinross a 100% interest), which owns and operates the La Coipa mine in northern Chile. Kinross also received a $204 million cash payment, after applicable adjustments, in connection with the asset swap transaction.

On January 25, 2008, Kinam Magadan Gold Corporation (“Kinam Magadan”), a subsidiary of Kinross, closed a sale to OAO Polymetal (“Polymetal”) pursuant to which Polymetal purchased all of the shares held by Kinam Magadan (representing approximately a 98.1% interest) in OAO Omolon Gold Mining Company (“Omolon”) for a purchase price of $15 million, plus a variable royalty on future production from the Kubaka gold mine properties.

On January 29, 2008, Kinross announced that it had completed a private placement of $460 million of 1.75% unsecured senior convertible notes due March 15, 2028 with a conversion price of $28.48, subject to adjustment (the “Notes”).  Kinross sold the Notes to certain initial purchasers pursuant to a purchase agreement dated January 23, 2008.  The Notes are governed by the terms of an indenture entered into between Kinross and Wells Fargo Bank, National Association, as trustee, dated January 29, 2008.  Kinross received net proceeds of approximately $449 million, which are being used to repay approximately $50 million of outstanding indebtedness under the Company’s term loan facility, with the remainder being used to fund capital expenditures and for general corporate purposes.

On February 21, 2008, the board of directors gave final approval for expenditures of $103.6 million and $193 million for the construction of a heap leach processing facility and the completion of the Phase 7 expansion project, respectively, at the Fort Knox mine in Alaska.  Construction of both the heap leach processing facility and the Phase 7 expansion commenced in 2007 and continued throughout 2008.

On July 31, 2008, Kinross completed the sale of its 40% interest in the Hammond Reef project to Brett Resources Inc. (“Brett”).  Brett earned an interest in 60% of the Hammond Reef project in March 2008 by incurring Cdn.$5 million in expenditures on the property and issuing 1 million common shares to Kinross.  In exchange for the remaining 40% interest, Brett issued 14 million common shares to Kinross and granted Kinross a 2% net smelter returns royalty on future production.  In connection with the transaction, Kinross and Brett entered into a strategic alliance whereby Brett will spend up to Cdn.$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest.

On August 16, 2008, Arian Resources Limited (“Arian”), a subsidiary of Kinross, closed a sale to Yanskaya Mining and Geological Company LLC (“Yanskaya”) pursuant to which Yanskaya purchased all of the shares held by Arian (representing a 90% interest) in Closed Joint Stock Company “Omsukchansk Mining and Geological Company” (“OMGC”) for a purchase price of $20 million (plus a working capital adjustment), plus contingent payments based on production at the Julietta mine and gold price.

The acquisition of 100% of the outstanding shares of Aurelian Resources Inc. (“Aurelian”) was completed on September 30, 2008 for aggregate consideration consisting of approximately 43.7 million common shares of Kinross and approximately 19.7 million warrants, each warrant being exercisable for one Kinross common share at an exercise price of $32.00.  As a result of the acquisition, Kinross acquired a 100% interest in the Fruta del Norte and Condor deposits in Ecuador as well as substantial exploration ground.

On December 16, 2008, Kinross completed the acquisition of a 40% interest in Minera Santa Rose SCM (“Minera”) from certain subsidiaries of Anglo American Plc (“Anglo”), and on January 8, 2009 Kinross acquired the remaining 60% interest in Minera from a subsidiary of Teck Cominco Limited (“Teck”).  Minera holds a 100% interest in the Lobo-Marte gold project in Chile.  The aggregate purchase price for the acquisition of Minera consisted of $180 million in cash and approximately $70 million in Kinross common shares, plus a royalty on future production payable to Teck.

On February 5, 2009, Kinross completed the sale of 24,035,000 common shares at a price of $17.25 per common share.  Kinross sold the common shares to certain underwriters pursuant to an underwriting agreement dated January 22, 2009.  Kinross received net proceeds of approximately $396 million, which are being used to enhance the Company’s capital position following the funding of the approximately $180 million cash portion of the purchase price for recent acquisitions, with the balance being used for general corporate purposes.

On March 19, 2009 Kinross announced that it had entered into a subscription agreement with Harry Winston Diamond Corporation (“Harry Winston”) pursuant to which, subject to certain terms and conditions, Kinross agreed to make a net investment of $150 million in exchange for a 22.5% minority interest in the partnership that holds Harry Winston’s 40% interest in the Diavik Diamond Mine joint venture and a 19.9% equity interest in Harry Winston.

DESCRIPTION OF THE BUSINESS

Kinross is principally engaged in the exploration for, and acquisition, development and operation of, gold-bearing properties.  The material properties of Kinross as of December 31, 2008 were as follows:

Property (1)	Location	Property Ownership
Fort Knox	Alaska, United States	100	%(2)
Paracatu	Minas Gerais, Brazil	100%
Maricunga	Maricunga District, Chile	100%
Kupol	Russian Federation	75	%(3)
Cerro Casale	Chile	49	%(4)
Fruta del Norte	Ecuador	100%

(1)             The Fort Knox and Paracatu properties are subject to various royalties (See “Kinross Material Properties” — “Fort Knox and Area, Alaska, United States” and “Paracatu, Brazil”).

(2)             Kinross holds a 100% interest in the properties forming part of the Fort Knox mine except for the Gil property in which Kinross holds an 80% interest.

(3)             Kinross holds a 75% (less one share) interest in the Kupol mine.  The remaining 25% (plus one share) is held by the Government of Chukotka.

(4)             The remaining 51% interest is held by Barrick Gold Corporation (“Barrick”), following its acquisition of all of the issued and outstanding shares of Arizona Star Resource Corp. (“Arizona Star”) on March 12, 2008.

In addition, as of December 31, 2008, Kinross held a 50% interest in the Crixas mine, situated in Brazil, a 100% interest in the Kettle River mine in Washington, United States, which includes the Kettle River - Buckhorn mine, a 50% interest in the Round Mountain mine in Nevada, United States, a 100% interest in the La Coipa mine in Chile, a 40% interest in the Lobo-Marte property (Kinross acquired the remaining 60% interest in January 2009) and other mining properties in various stages of exploration, development, reclamation, and closure.  The Company’s principal product is gold and it also produces silver.

Employees

At December 31, 2008, Kinross and its subsidiaries employed approximately 5,500 persons.  Kinross’ employees in the United States, Canada and the Russian Federation are predominately non-unionized.  Paracatu’s collective agreement was recently renegotiated, with positive outcomes for all parties.  Paracatu’s collective agreement is renewed on an annual basis and expires on January 31, 2010.  A renewal collective agreement will also be negotiated this year at La Coipa (current agreement expires on June 30, 2009).  The employees at Fruta del Norte are represented by an employee association and a collective agreement is expected to be negotiated in June 2009.

Maricunga has two collective agreements in place which expire on May 1, 2010 and December 31, 2010, respectively.  Kinross considers its employee relations to be very positive.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business.  Kinross competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties.  The ability of Kinross to replace or increase its mineral reserves and resources in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

Kinross’ exploration activities and mining and processing operations are subject to the federal, state, provincial, regional and local environmental laws and regulations in the jurisdictions in which Kinross’ facilities are located, such as (in the United States): the Clean Air Act; the Clean Water Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right to Know Act; the Endangered Species Act; the Federal Land Policy and Management Act; the National Environmental Policy Act; the Resource Conservation and Recovery Act; and related state laws.

Kinross is subject to similar laws in other jurisdictions in which it operates.  In all jurisdictions in which Kinross operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.  Regulatory approval of a detailed plan of operations and a comprehensive environmental impact assessment is required prior to initiating mining or processing activities or for any substantive change to previously approved plans.  In all jurisdictions in which Kinross operates, specific statutory and regulatory requirements and standards must be met throughout the life of the mining or processing operations in regard to air quality, water quality, fisheries and wildlife protection, archaeological and cultural resources, solid and hazardous waste management and disposal, the management and transportation of hazardous chemicals, toxic substances, noise, community right-to-know, land use, and reclamation.  Except as may be otherwise disclosed herein, Kinross is currently in compliance in all material respects with all material applicable environmental laws and regulations.  Details and quantification of the Company’s reclamation and remediation obligations are set out in Note 10 to the audited Consolidated Financial Statements of the Company for the year ended December 31, 2008.

Kinross is a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of cyanide in the Production of Gold (the “Cyanide Code”), which is administered by the International Cyanide Management Institute (the “ICMI”).  The ICMI is an independent body that was established by a multi-stakeholder group under the guidance of the United Nations Environmental Program.  The ICMI established operating standards for cyanide manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Cyanide Code.

Kinross has implemented internal reviews and an independent audit schedule according to ICMI guidelines to determine compliance with the Cyanide Code.  In addition to Kinross’ intention to meet the requirements of the Cyanide Code, Kinross has established a committed approach to environmental protection.

A proven commitment to effective environmental stewardship is a key element of the ongoing business philosophy of Kinross.  At Kinross, a strong environmental ethic and sound environmental management program have been integrated with core business functions at all levels, and at all locations throughout the organization.

The corporate programs that Kinross has implemented include:

AUDITS - Comprehensive environmental compliance audits are conducted at all operations and at selected residual properties on a biennial basis. The audit program assesses compliance with applicable legal requirements, measures effectiveness of management systems, and includes procedures to ensure timely follow-up on audit findings.

METRICS - Kinross has identified operational parameters that are key indicators of environmental performance, and measures these indicators on a regular basis. The Company tracks an index of these key performance indicators and sets performance targets to encourage continuous environmental improvement.

ENGINEERING - To effectively manage environmental risk, a program is in place to routinely assess the management and stability of tailings and heap leach facilities. It includes a detailed water balance accounting, to assure sufficient storage capacity, and a review of operational procedures. Every Kinross operation has a tailings or heap management plan in place.

RECLAMATION - Kinross recognizes its responsibility to manage the environmental change associated with its operations, and has established a specific business unit to address the Company’s reclamation and closure obligations in a way that demonstrates excellence and establishes industry-wide leadership through example.

The results of these programs have been recognized by others within and outside the mining industry. Examples of significant recognition of Kinross’ efforts are listed on Kinross’ website at www.kinross.com.

Operations

Kinross’ share of production in 2008 was derived from the mines in North America (32.8%), South America (39.5%) and the Russian Federation (27.7%).  The following shows the location of Kinross’ properties as of the date hereof.

Gold Equivalent Production and Sales

The following table summarizes production and sales by Kinross in the last three years:

	Years ended December 31,
	2008	2007	2006

Gold equivalent production – ounces	1,838,038	1,589,321	1,476,329

Gold equivalent sales - ounces	1,756,056	1,575,940	1,510,836

Included in gold equivalent production and sales is silver production and sales, as applicable, converted into gold production using a ratio of the average spot market prices of gold and silver for the three comparative years.  The ratios were 58.17:1 in 2008; 51.51:1 in 2007; and 52.28:1 in 2006.

The following table sets forth the gold equivalent production (in ounces) for Kinross’ interest in each of its operating assets during the last three years:

	2008	2007	2006
North America:
Fort Knox	329,105	338,459	333,383
Round Mountain (1)	246,946	302,971	335,115
Porcupine Joint Venture (2)	N/A	144,062	156,735
Musselwhite (3)	N/A	71,229	69,834
Kettle River	27,036	N/A	3,978

South America:
Paracatu	188,156	174,987	174,254
Maricunga (4)	223,341	205,750	116,868
La Coipa (5)	226,293	197,554	155,180
Crixás (1)	87,669	91,305	97,009

Other Operations:
Julietta (6)	39,585	63,004	N/A
Kubaka (7)	N/A	N/A	33,973
Kupol (8)	469,907	N/A	N/A
Total	1,838,038	1,589,321	1,476,329

(1)          Represents Kinross’ 50% ownership interest.

(2)          Represents Kinross’ 49% ownership interest.  Kinross disposed of its interest in the Porcupine Joint Venture on December 21, 2007.

(3)          Represents Kinross’ 31.9% ownership interest.  Kinross disposed of its interest in Musselwhite on December 21, 2007.

(4)          Represents Kinross’ 50% ownership interest until February 27, 2007 and Kinross’ 100% ownership interest thereafter.

(5)          Represents Kinross’ 50% ownership interest until December 21, 2007 and its 100% ownership interest thereafter.

(6)          Represents Kinross’ 90% ownership interest.  Kinross disposed of its interest in Julietta on August 16, 2008.

(7)          Represents Kinross’ 98.1% ownership interest.  Kinross disposed of its interest in Kubaka on January 25, 2008.

(8)          Represents Kinross’ 75% (plus one share) ownership interest.  Kupol began production in the second quarter of 2008.

Marketing

Gold is a metal that is traded on world markets, with benchmark prices generally based on the London market (London fix).  Gold has two principal uses:  product fabrication and bullion investment.  Fabricated gold has a wide variety of end uses, including jewellery manufacture (the largest fabrication component), electronics, dentistry, industrial and decorative uses, medals, medallions, and official coins.  Gold bullion is held primarily as a store of value and a safeguard against the collapse of paper assets denominated in fiat currencies.  Kinross sells all of its refined gold to banks, bullion dealers, and refiners.  In 2008, sales to four customers totalled $579.5 million, $244.0 million, $195.8 million and $165.3 million, respectively, for an aggregate of $1,184.6 million.  In 2007, sales to four customers totalled $244.5 million, $182.0 million, $153.6 million and $120.7 million, respectively, for an aggregate of $700.8 million. Due to the size of the bullion market and the above ground inventory of bullion, activities by Kinross will generally not influence gold prices.  Kinross believes that the loss of any of these customers would have no material adverse impact on Kinross because of the active worldwide market for gold.

The following table sets forth for the years indicated the high and low London Bullion Market afternoon fix prices for gold:

Year	High	Low	Average
2000	$312.70	$263.80	$279.11
2001	$293.25	$255.95	$271.04
2002	$349.30	$277.75	$309.68
2003	$416.25	$319.90	$363.32
2004	$454.20	$375.00	$409.17
2005	$536.50	$411.10	$444.45
2006	$725.00	$524.25	$603.77
2007	$841.10	$608.40	$695.39
2008	$1,011.25	$712.50	$871.96

Kinross Mineral Reserves and Mineral Resources

Definitions

The estimated mineral reserves and mineral resources for Kinross’ properties have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Instrument”).  The following definitions are reproduced from the CIM Standards:

A mineral resource is a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that is has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  Mineral reserves are sub-divided, in order of increasing geologic confidence, into inferred, indicated and measured categories.

An inferred mineral resource means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A probable mineral reserve means the economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by Kinross for each of its properties:

Proven and Probable Mineral Reserves (1),(3),(5),(6),(7)

Gold

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1),(3),(5),(6),(7)
Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area	USA	100.0%	144,512	0.40	1,874	108,258	0.56	1,933	252,770	0.47	3,807
Kettle River	USA	100.0%	4	19.72	3	2,095	15.08	1,016	2,099	15.08	1,019
Round Mountain Area	USA	50.0%	31,121	0.72	723	52,868	0.53	898	83,989	0.60	1,621
SUBTOTAL			175,637	0.46	2,600	163,221	0.73	3,847	338,858	0.59	6,447

SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	110,314	0.64	2,281	423,356	0.60	8,124	533,670	0.61	10,405
Crixas (9)	Brazil	50.0%	2,057	3.96	262	760	4.09	100	2,817	4.00	362
La Coipa (11)	Chile	100.0%	14,172	1.09	496	3,570	0.94	108	17,742	1.06	604
Maricunga Area	Chile	100.0%	148,669	0.79	3,754	132,658	0.65	2,787	281,327	0.72	6,541
Paracatu	Brazil	100.0%	1,262,778	0.40	16,054	166,451	0.39	2,108	1,429,229	0.40	18,162
SUBTOTAL			1,537,990	0.46	22,847	726,795	0.57	13,227	2,264,785	0.50	36,074

ASIA
Kupol	Russia	75.0%	755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107
SUBTOTAL			755	15.96	387	6,139	13.78	2,720	6,894	14.02	3,107

TOTAL GOLD			1,714,382	0.47	25,834	896,155	0.69	19,794	2,610,537	0.54	45,628

Silver

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1),(3),(5),(6),(7)
Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area	USA	50.0%	132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589
SUBTOTAL			132	8.5	36	14,560	7.6	3,553	14,692	7.6	3,589

SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	110,314	2.0	7,015	423,356	1.6	21,915	533,670	1.7	28,930
La Coipa (11)	Chile	100.0%	14,172	54.4	24,797	3,570	81.4	9,347	17,742	59.9	34,144
SUBTOTAL			124,486	7.9	31,812	426,926	2.3	31,262	551,412	3.6	63,074

ASIA
Kupol	Russia	75.0%	755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103
SUBTOTAL			755	170.8	4,144	6,139	177.1	34,959	6,894	176.4	39,103

TOTAL SILVER			125,373	8.9	35,992	447,625	4.8	69,774	572,998	5.7	105,766

Copper

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	COPPER
PROVEN AND PROBABLE MINERAL RESERVES (3),(5),(6),(7)
Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601
SUBTOTAL			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

TOTAL COPPER			110,314	0.19	467	423,356	0.23	2,134	533,670	0.22	2,601

Cautionary Note to United States Investors Concerning Estimates of Measured and Indicated Mineral Resources

This section uses the terms “Measured” and “Indicated” mineral resources.  United States investors are advised that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  United States investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves or recovered.

Measured and Indicated Mineral Resources

(excludes Proven and Probable Mineral Reserves) (2),(3),(4),(6),(7),(8)

Gold

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2),(3),(4),(6),(7),(8),(13)
Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Fort Knox Area	USA	100.0%	4,724	0.54	82	92,802	0.55	1,641	97,526	0.55	1,723
Round Mountain Area	USA	50.0%	6,940	0.73	163	18,979	0.60	366	25,919	0.64	529
SUBTOTAL			11,664	0.65	245	111,781	0.56	2,007	123,445	0.57	2,252

SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	13,319	0.36	156	156,404	0.42	2,124	169,723	0.42	2,280
Crixas (9)	Brazil	50.0%	43	2.83	4	232	2.91	22	275	2.90	26
Gurupi	Brazil	100.0%	—	—	—	51,990	1.04	1,731	51,990	1.04	1,731
La Coipa (11)	Chile	100.0%	14,388	1.10	508	8,034	1.23	317	22,422	1.14	825
Maricunga Area	Chile	100.0%	17,718	0.65	373	98,314	0.61	1,917	116,032	0.61	2,290
Paracatu	Brazil	100.0%	262,071	0.38	3,183	91,792	0.37	1,084	353,863	0.38	4,267
SUBTOTAL			307,539	0.43	4,224	406,766	0.55	7,195	714,305	0.50	11,419

ASIA
Kupol	Russia	75.0%	—	—	—	17	15.48	9	17	15.48	9
SUBTOTAL			—	—	—	17	15.48	9	17	15.48	9

TOTAL GOLD			319,203	0.44	4,469	518,564	0.55	9,211	837,767	0.51	13,680

Silver

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	SILVER

MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES
PROVEN AND PROBABLE MINERAL RESERVES) (2),(3),(4),(6),(7),(8)

Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain Area	USA	50.0%	4	8.6	1	920	9.9	294	924	9.9	295
SUBTOTAL			4	8.6	1	920	9.9	294	924	9.9	295

SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	13,319	1.3	547	156,404	1.2	5,823	169,723	1.2	6,370
La Coipa (11)	Chile	100.0%	14,388	31.0	14,341	8,034	25.5	6,586	22,422	29.0	20,927
SUBTOTAL			27,707	16.7	14,888	164,438	2.3	12,409	192,145	4.4	27,297

ASIA
Kupol	Russia	75.0%	—	—	—	17	269.2	149	17	269.2	149
SUBTOTAL			—	—	—	17	269.2	149	17	269.2	149

TOTAL SILVER			27,711	16.7	14,889	165,375	2.4	12,852	193,086	4.5	27,741

Copper

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT	COPPER

MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES
PROVEN AND PROBABLE MINERAL RESERVES) (3),(4),(7),(8)

Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Measured			Indicated			Measured and Indicated
		Interest	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
Property	Location	(%)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)	(kt)	(%)	(Mlb)
SOUTH AMERICA
Cerro Casale (10)	Chile	49.0%	13,319	0.16	47	156,404	0.19	670	169,723	0.19	717
SUBTOTAL			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

TOTAL COPPER			13,319	0.16	47	156,404	0.19	670	169,723	0.19	717

Statement of Inferred Mineral Resources

In addition to the reported measured and indicated mineral resources estimated at a gold price of $800, inferred mineral resources of gold total 444,587,000 tonnes at an average grade of 1.45 grams per tonne gold.  Inferred mineral resources of silver total 175,748,000 tonnes at an average grade of 8.0 grams per tonne using a $13.00 silver price. The majority of the increase in inferred mineral resources from December 31, 2007 to December 31, 2008 is the result of the acquisition of the Fruta del Norte deposit which added 58.9 million tonnes at an average grade of 7.23 g/t Au and 11.8 g/t Ag for 13.69 million ounces of gold and 22.4 million ounces of silver.  See Note 12 for information regarding the preparation of resource estimates for Fruta del Norte.

Stockpiles

The following table reflects proven mineral reserves attributable to Kinross’ ownership interest in stockpiles at the identified properties:

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT

STOCKPILE INVENTORY (INCLUDED IN PROVEN AND PROBABLE MINERAL RESERVES)

Kinross Gold Corporation’s Share at December 31, 2008

		Kinross	Proven			Probable			Proven and Probable
		Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
Property	Location	(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
GOLD
Crixas Stockpile (9)	Brazil	50.0%	57	4.76	9	—	—	—	57	4.76	9
Fort Knox Stockpile	USA	100.0%	119,180	0.35	1,327	—	—	—	119,180	0.35	1,327
Kettle River Stockpile	USA	100.0%	4	19.72	3	—	—	—	4	19.72	3
Kupol Stockpile	Russia	75.0%	197	7.76	49	—	—	—	197	7.76	49
La Coipa Stockpile (11)	Chile	100.0%	3,755	0.73	88	—	—	—	3,755	0.73	88
Paracatu Stockpile	Brazil	100.0%	337	0.39	4	—	—	—	337	0.39	4
Round Mountain Stockpile	USA	50.0%	1,524	0.90	44	—	—	—	1,524	0.90	44
TOTAL			125,054	0.38	1,524	—	—	—	125,054	0.38	1,524

SILVER
Kupol Stockpile	Russia	75.0%	197	85.1	539	—	—	—	197	85.1	539
La Coipa Stockpile (11)	Chile	100.0%	3,755	45.1	5,442	—	—	—	3,755	45.1	5,442
TOTAL			3,952	47.1	5,981	—	—	—	3,952	47.1	5,981

Notes — 2008 Kinross Mineral Reserve & Resource Statements

(1)          Unless otherwise noted, the Company’s reserves are estimated using appropriate cut-off grades derived from an assumed gold price of $US 725 per ounce, and a silver price of $US 12.00 per ounce.  Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserves are reported in contained units and are estimated based on the following foreign exchange rates:

Russian Rubles to $US	25.50
Chilean Peso to $US	515.00
Brazilian Reais to $US	1.95

(2)          Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $US 800 per ounce, a silver price of $US 13.00 per ounce and the following foreign exchange rates:

Russian Rubles to $US	25.50
Chilean Peso to $US	515.00
Brazilian Reais to $US	1.95

(3)          The Company’s mineral reserves and mineral resources as at December 31, 2008 are classified in accordance with the CIM Standards and the requirements of the Instrument. Mineral reserve and mineral resource estimates reflect the Company’s reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(4)          Cautionary note to US investors concerning estimates of measured, indicated and inferred mineral resources.  U.S. investors are advised that terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission.  U.S. investors should not assume that all or any part of mineral deposits in these categories will ever be converted into mineral reserves and that as compared with measured and indicated mineral resources, inferred mineral resources have a greater amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It should not be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category.

(5)          The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 published by the U.S. Securities and Exchange Commission except for the mineral reserves at Cerro Casale, which estimates are based on a recently completely pre-feasibility study.  For mineral reserves under the Instrument, a pre-feasibility study is sufficient, however for reserves under Industry Guide 7, a feasibility study is required.

(6)          Except as provided in Note (12) and (13), the Company’s mineral resource and mineral reserve estimates were completed under the supervision of Mr. R. Henderson, P. Eng., an officer of Kinross, who is a qualified person as defined by the Instrument.

(7)          The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(8)          Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves.  Due to the uncertainty with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(9)          The Crixas mine is operated by AngloGold Ashanti Ltd.  Mineral reserves are reported based on a gold price of $US 720 per ounce.  Mineral resources are reported using a gold price of $US 1,000 per ounce.  Mineral resources and mineral reserves are reported using the following foreign exchange rate: Brazilian Reais to $US 1.94.

(10)    Estimates for the Cerro Casale project are based on the pre-feasibility study completed in 2008 by the joint venture.  Mineral reserves and mineral resources are estimated using appropriate cut-off grades based on the following commodity prices and foreign exchange rates:

Mineral reserves — Gold price of $US 725 per ounce, Copper price of $US 2.00 per pound

Mineral resources — Gold price of $US 850 per ounce, Copper price of $US 2.50 per pound

Chilean Peso to $US 525.00

(11)    Includes mineral reserves and mineral resources from the Puren deposit in which the Company holds a 65% interest.

(12)    The mineral resource estimates for Fruta del Norte were prepared by Mr. B. Terrence Hennessey, P. Geo., Vice President of Micon International Ltd. and Mr. E. Puritch, P. Eng., President of P&E Mining Inc., both of whom are qualified persons as defined by the Instrument.  Mineral resources are estimated using a gold equivalent cut-off grade of 2.3 g/t based on the following parameters: Mineral resources — US$ 550/oz Au, US$ 10/oz Ag, 90% gold recovery, 80% silver recovery which combine for an Au Eq ratio of 61.9 g Ag = 1 g Au.

(13)    The mineral resource estimates in this year-end statement do not include estimates for Lobo-Marte.  The estimates for Lobo-Marte are historical resource estimates that pre-date the adoption of the Instrument.  These estimates were previously reported by Teck using mineral resource classification categories that conform to those prescribed by the Instrument, but are not supported by quality assurance and quality control procedures that conform to current practice.  Teck previously reported a historical resource estimate of indicated mineral resources of 97,680,000 tonnes grading 1.72 g/t gold and inferred mineral resources of 9,250,000 tonnes grading 1.56 g/t at Lobo-Marte on a 100% basis as at December 31, 2007 (see page 75 of Teck’s 2007 Annual Report).

The following table summarizes the assumptions used in calculating mineral resources and reserves, including average process recovery, cut-off grade assumptions, the foreign exchange rate into U.S. dollars, total cost per ounce, and reserve drill spacing.

	Average	Average		Foreign	Unit	Reserve Drill Spacing
	Process	Gold Cutoff		Exchange Rates	Cost	Proven	Probable
Property	Recovery (%)	Grade(s) (gpt)		(per U.S. $)	(U.S. $/tonne)	(m)	(m)
GOLD or GOLD Equivalent
Fort Knox and Area	54% to 85%	0.22 to 0.46		—	$2.33 to $8.08	30.5	61.0
Round Mountain and Area	62% to 90%	0.34 to 0.64		—	$5.07 to $8.65	15.2	30.5
Kettle River	85 to 92%	3.62 to 6.58		—	$68.3 to $134.5	30.5	30.5
Paracatu	78.0%	0.22		1.95	$2.85 to 4.09	100.0	150.0
La Coipa	70% to 85%	0.98 to 1.69 (AuEq	)	515.0	$16.94 - $28.23	25.0	50.0
Cerro Casale	50% to 84%	0.24 to 0.41		525.0	$4.85 to $8.76	35	75
Kupol	93.9%	3.0 (o/p), 6.0 (u/g	)	25.5	$104.1 to $112.4	NA	25 to 50
Maricunga	53 to 85%	0.26 to 0.42		515.0	$6.52 to $7.34	30.0	60.0
Crixás	91.4 to 97.0%	1.96 to 2.97		1.94	$49.7 to $93.2	25.0	50.0

SILVER
Cerro Casale	46.0%	n/a		525.0	$4.85 to $8.76	35.0	75.0
Kupol	80.5%	n/a		25.5	$104.1 to $112.4	NA	25 to 50
La Coipa	42.2% to 70.0%	0.98 to 1.69 (AuEq	)	515.0	$16.94 - $28.23	25.0	50.0

COPPER
Cerro Casale	10.9% to 85.9%	0.21 to 0.23%		525.0	$4.85 to $8.76	35	75

Reserve reconciliation is shown in the following tables:

Gold

	Kinross	2007 Gold	Production	Exploration	Engineering	Exploration/Engineering	Reserve Growth	2008 Gold
	Interest	Reserves	Depletion	Change	Change	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(koz)	(koz)	(koz)	(koz)	(koz)	(koz)	(koz)
NORTH AMERICA
Fort Knox	100.0%	3,856	(476)	123	304	427	(49)	3,807
Kettle River	100.0%	990	(36)	26	39	65	29	1,019
Round Mountain and Area	50.0%	1,442	(223)	158	244	402	179	1,621
SUBTOTAL		6,288	(735)	307	587	894	159	6,447

SOUTH AMERICA
Cerro Casale	49.0%	11,238	—	684	(1,517)	(833)	(833)	10,405
Crixas	50.0%	392	(92)	—	61	61	(31)	362
La Coipa	100.0%	886	(169)	—	(113)	(113)	(282)	604
Maricunga Area	100.0%	6,445	(370)	233	233	466	96	6,541
Paracatu	100.0%	18,013	(279)	—	429	429	150	18,162
SUBTOTAL		36,974	(910)	917	(907)	10	(900)	36,074

ASIA
Julietta	0.0%	55	—	—	(55)	(55)	(55)	—
Kupol	75.0%	3,280	(388)	215	—	215	(173)	3,107
SUBTOTAL		3,335	(388)	215	(55)	160	(228)	3,107
TOTAL GOLD		46,597	(2,033)	1,439	(375)	1,064	(969)	45,628

Silver

	Kinross	2007 Silver	Production	Exploration	Engineering	Exploration/Engineering	Reserve Growth	2008 Silver
	Interest	Reserves	Depletion	Change	Change	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(koz)	(koz)	(koz)	(koz)	(koz)	(koz)	(koz)
NORTH AMERICA
Round Mountain and Area	50.0%	—	—	—	3,589	3,589	3,589	3,589
SUBTOTAL		—	—	—	3,589	3,589	3,589	3,589

SOUTH AMERICA
Cerro Casale	49.0%	—	—	—	28,930	28,930	28,930	28,930
La Coipa	100.0%	36,802	(9,657)	—	7,000	7,000	(2,657)	34,144
SUBTOTAL		36,802	(9,657)	—	35,930	35,930	26,273	63,074

ASIA
Julietta	0.0%	601	—	—	(601)	(601)	(601)	—
Kupol	75.0%	39,572	(4,295)	3,826	—	3,826	(469)	39,103
SUBTOTAL		40,173	(4,295)	3,826	(601)	3,225	(1,070)	39,103
TOTAL SILVER		76,975	(13,952)	3,826	38,918	42,744	28,792	105,766

Copper

	Kinross	2007 Copper	Production	Exploration	Engineering	Exploration/Engineering	Reserve Growth	2008 Copper
	Interest	Reserves	Depletion	Change	Change	Change	or Depletion	Reserves
Mining Operation/Project	(%)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)	(Mlbs)
SOUTH AMERICA
Cerro Casale	49.0%	2,844	—	220	(463)	(243)	(243)	2,601
SUBTOTAL		2,844	—	220	(463)	(243)	(243)	2,601
TOTAL COPPER		2,844	—	220	(463)	(243)	(243)	2,601

Kinross Material Properties

Other than as otherwise specified herein, including in the Section entitled “Interest of Experts”, the technical information in this Annual Information Form has been prepared under the supervision of, or reviewed by, Mr. Robert Henderson, a qualified person under NI 43-101 who is an officer of the Company.

Fort Knox and Area, Alaska, United States

General

Kinross is the owner of the Fort Knox mine located in Fairbanks North Star Borough, Alaska.  The Fort Knox mine includes the main Fort Knox open pit mine, mill and tailings storage facility; an 80% ownership interest in the Gil property that is subject to a joint venture agreement with Teryl Resources Corp (“Teryl”); and the True North open pit mine (which is currently suspended).  Kinross’ ownership interest in the Fort Knox mine was acquired in June 1998.  The Fort Knox property has been pledged as security against Kinross’ syndicated credit facility.

Detailed financial production and operational information for the Fort Knox mine is available in Kinross’ management’s discussion and analysis for the year ended December 31, 2008 (the “MD&A”).

Property Description and Location

Fort Knox Open Pit

The Fort Knox open pit mine, mill and mineral claims cover approximately 21,162 hectares located 42 kilometres northeast of the City of Fairbanks, Alaska.  Kinross controls 1,369 State of Alaska mining claims covering an area of approximately 17,379 hectares; an additional 502 hectares of mineral rights comprised of an Upland Mineral Lease issued by the State of Alaska; 3,016 hectares of leased private land, one leased federal mining claim; and 20 unpatented federal lode mining claims.  Mineral reserves at the Fort Knox mine are situated on land covered by the Upland Mineral Lease.  The Upland Mineral Lease expires in 2014 and may be renewed for a period not to exceed 55 years.

Production from the Fort Knox mine is subject to a 3% production royalty based on net income and recovery of the initial capital investment and a Mining License Tax which ranges from 3% to 7% of taxable income.  As a result of high metal prices, Kinross royalties and production taxes are estimated to have increased to $4.0 million for 2008 compared to $3.3 million for 2007 and $2.2 million for 2006.

Except for permits required for the future expansion of the tailings impoundment, all requisite permits have been obtained for mining and continued development of the existing Fort Knox open pit mine and are in good standing.  Kinross is in compliance with the Fort Knox permits in all material respects.

Gil Property

The Gil property mineral claims cover approximately 2,521 hectares located contiguous to the Fort Knox claim block.  The claim block consists of 182 State of Alaska mining claims and is subject to a joint venture agreement between Kinross and Teryl.  Kinross’ ownership interest in the Gil claim block is 80%.  Mineral production from State mining claims is subject to a Mining License Tax, following a three-year grace period after production commences.  The Mining License Tax ranges from 3% to 7% of taxable income. Kinross continues to actively explore the Gil claims.

True North Open Pit

Mining at the True North open pit has been suspended and the property is currently under reclamation.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Fort Knox mine is situated in close proximity to the City of Fairbanks, which is a major population, service and supply centre for the interior region of Alaska.  Fairbanks is the second largest city in Alaska, and has an estimated population of more than 35,000. The surrounding areas of the Fairbanks North Star Borough have a further 30,000 to 40,000 residents. Fairbanks is served by major airlines and the Alaska Railroad, and is connected to Anchorage and Canada by a series of well-maintained paved highways. Services and supplies are available in Fairbanks in ample quantities to support the local and regional needs, along with the mining and processing operations of Kinross.

The Fort Knox milling operation obtains its process makeup water from a fresh water reservoir located within the permitted property area.  Power is provided to the mine by Golden Valley Electric Association’s power grid serving the area over a distribution line paid for by Kinross.

Access to the Fort Knox mine from Fairbanks is by 34 kilometres of paved highway and eight kilometres of unpaved road.  The True North mine is located 18 kilometres west of the Fort Knox property and is accessible by an unpaved road.  The area has a subarctic climate, with long, cold winters and short summers.

The area topography consists of rounded ridges with gentle side slopes.  Vegetation includes spruce, birch and willow trees and various shrubs, grasses and mosses.  The elevation ranges from 1,000 to 1,600 metres.

Environmental Considerations

Fort Knox operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Fort Knox.  Kinross estimates the net present value of future cash outflows for site restoration costs at Fort Knox and True North under CICA Handbook Section 3110 for the year ended December 31, 2008, at approximately $22.1 million.  Kinross has posted approximately $37.6 million of letters of credit to various regulatory agencies in connection with its closure obligations at Fort Knox and True North.

History

An Italian prospector named Felix Pedro discovered gold in the Fairbanks mining district in 1902.  Between 1902 and 1993, more than eight million ounces of predominately placer gold were mined in the district.  In 1984, a geologist discovered visible gold in granitic-hosted quartz veins on the Fort Knox property.  Between 1987 and 1991, a number of companies conducted extensive exploration work on the Fort Knox, True North and Gil properties.  In 1991, Amax Gold Inc. (now Kinross) entered into a joint venture agreement with Teryl to explore the Gil property.  In 1992, Amax Gold Inc. (now Kinross) acquired ownership of the Fort Knox property.  Construction of the Fort Knox mine and mill operations began in 1995 and was completed in 1997.  Commercial production at Fort Knox was achieved on March 1, 1997.

Geological Setting

Kinross’ mining and exploration properties are located within the Fairbanks mining district, a northeast trending belt of lode and placer gold deposits that comprise one of the largest gold producing areas in the state of Alaska.

The Fairbanks district is situated in the northwestern part of a geologic formation called the Yukon—Tanana Terrane (the “YTT”).  The YTT consists of a thick sequence of polymetamorphic rocks that range from Precambrian to Upper Paleozoic. The dominant rock types in the district are grey to brown, fine-grained micaceous schist and micaceous quartzite known as the Fairbanks Schist.  The Cleary Sequence, consisting of bimodal metarhyolite and metabasalt with actinolite schist, chlorite schist, graphite schist, and impure marbles, is intercalated with the Fairbanks Schist.  Higher grade metamorphic rocks of the Chatanika Terrane are thought to be middle Paleozoic to Ordovician, and outcrop in the northern part of the district.  Granodiorite to granite igneous bodies intrude YTT rocks.

The mineral deposits are generally situated in a northeast trending, structurally complex zone characterized by a series of folds, shear zones, high angle faults, and occasional low angle faults.  Northeast striking high angle faults influence the location of gold deposits.

Exploration

Gold exploration techniques utilized at the Fort Knox project include: reconnaissance and detailed geologic mapping to determine the distribution of rock types and structures; soil and rock chip sampling to determine the presence and surface distribution of gold and associated trace elements; trenching of soil anomalies to create exposures of mineralized bedrock for detailed mapping and sampling; and drilling to confirm the geologic controls on mineralization and to determine the distribution of gold in three dimensions.

Kinross’ mine site and regional exploration within the Fairbanks district totalled $11.3 million in 2008 and $4.4 million in 2007.

Mineralization

The Fort Knox gold deposit is hosted by a granitic body that intruded the Fairbanks Schist.  The surface exposure of the intrusive body is approximately 1,100 metres in the east-west direction and 600 metres north-south.

Gold occurs in and along the margins of pegmatite veins, quartz stockwork veins and veinlets, quartz~~-~~veined shear zones, and fractures within the granite.  The stockwork veins strike predominantly east and dip randomly.  Stockwork vein density decreases with depth.  Shear zones generally strike northwest and dip moderately to the southwest.

Gold mineralization in the quartz-filled shears is distributed relatively evenly, and individual gold grains are generally less than 100 microns in size. The gold occurrences have a markedly low (less than 0.10%) sulphide content.

Drilling

Two types of drilling methods have been used to explore for and define mineral deposits in the Fairbanks mining district: (a) diamond core (“Core”); and (b) reverse circulation (“RC”).

Core drilling produces continuous cylindrical samples of rock by means of an annular shaped, diamond impregnated bit rotated by a borehole drilling machine.  Core drilling, also referred to as diamond drilling, is commonly used to collect continuous, intact rock samples for detailed geologic logging and sampling, for geotechnical and rock strength tests, metallurgical tests, or because alternative drilling methods may not provide adequate or appropriate geological materials. The Core drilling at Fort Knox, since 1998, is commonly PQ3 sized holes (diameter of 83.1 millimetres, or 3.270 inches). Prior to 1998, Core holes were PQ sized (diameter of 85.0 millimetres, or 3.345 inches). Both PQ3 and PQ diameter Core holes are used for exploration and evaluation of mineral deposits where a larger sample is more representative of coarse-grained gold distribution.

RC is a specialized method of rotary drilling.  The drilling medium (air, water, foam drilling muds, and additives) is circulated to the drill bit face down through the outside annulus from the surface. The drilling medium then carries rock fragments produced by the drill bit to the surface through the centre of the drill rods.  This method reduces downhole contamination by isolating the drilling medium and rock cuttings from the hole wall.  The RC holes completed at Fort Knox are normally 139.70 millimetres (5.50 inches) in diameter, but may range as high as 146.05 millimetres (5.75 inches) in diameter.

Sampling and Analysis

Comprehensive drilling programs have been carried out at the Fort Knox deposit.  The Fort Knox deposit has been defined by 861 drill holes (356 Core holes and 505 RC holes totalling 185,831 metres, or 609,682 feet), which have provided 121,122 nominal 1.52-metre (five foot) long samples. Of these samples, 120,656 were assayed for gold.

Core samples and RC drill cuttings are collected from each drill hole and are geologically logged.  RC rotary drill cuttings are collected at one and a half metre intervals by a geologist or helper at each drill site.  Each core interval and RC rotary cutting sample is submitted to an independent assay laboratory for geochemical analysis, and the subsequent geochemical data is entered, together with information about the host rock, into the project database.  Core samples are regularly photographed and then logged and sampled in one and a half metre intervals.  Data is entered on the logs in a digital format.  Special emphasis is placed on fault and vein orientations, as well as alteration and oxidation.  Drill core is split or sawn in half, with one half retained for later use, and the remainder of each interval is submitted for assay.

RC drill samples are collected by a geologist or helper and labelled and placed in bags at the drill site and prepared for transport to commercial laboratories for preparation and assay.  Kinross currently uses ALS Chemex Laboratories to perform gold assays and geochemical analyses.  Check assay work is currently performed by American Assay Laboratories.

For dry RC samples, the drill cuttings are passed through a collection hose into a cyclone-type dust collector and are then manually split through a hopper-feed Gilson splitter. The split fraction of each sample is recorded on the log sheet. For wet RC samples, the drill cuttings are fed into a cyclone that deposits a stream of sample and drilling fluid into a splitter with a variable speed hydraulic motor that rotates a set of vanes controlling the volume of the split sample. Historically, the split sample was fed into four five-gallon buckets set in cascading series to collect and settle out the cuttings. The current method utilizes one five-gallon bucket placed in a washtub that collects all of the sample and drill fluids. A flocculent was added to the first bucket to aid in the settling of the sample and is still added to the single bucket. The samples are then permitted to settle.

The nature of the mineralization and host rock at the Fort Knox deposit requires that particular care be given to the collection of drill hole samples, especially for RC holes, that penetrate the water table within the deposit.  Kinross employs, as a standard operating procedure, a detailed program of weighing the RC and Core samples to determine if the specimen is underweight, which helps to indicate potential loss of material in the sample interval. If individual 1.52 metre (five foot) intervals have unusually high or low weights, they could indicate sample contamination in a drill hole.

Mineralized intervals with a calculated recovery greater than 100% are evaluated. The anomalous hole is flagged and examined in cross-section. The drill hole is compared to adjacent holes, historical production and a decision is made to accept or reject the assay interval. Rejected samples are coded and given a “no sample” value in estimating mineral resources.

All assay data from mineralized intervals are analyzed by two computer programs (developed by Mineral Resources Development Inc. (“MRDI”), an independent mining consulting firm) to determine if there is a predictable repetition (cyclicity) to high grade intervals, or decay of assays immediately adjacent to and below high grade intervals, possibly indicating contamination of certain assay values.  Any holes suspected of downhole contamination on the basis of these three criteria are compared to adjacent holes on cross-sections and a decision is made to reject or include the data for mineral resource estimations.

Security of Samples

Core and RC drill samples, which are the basis for all analytical determinations, are collected from the drill hole under the direct supervision of Kinross staff. The samples are labelled and placed in bags at the Kinross facility and prepared for transport to commercial laboratories for preparation and assay. Employees of the laboratory pick up drill samples at the Kinross facility.

To monitor the precision of the analytical process, a standard is inserted at every odd 20th (21, 41, 61 and 81) sample for RC and Core drilling.  A pulp is split on every even 20th (20, 40, 60 and 80) sample at the primary lab and sent to an outside lab for analysis.  The primary assay lab also reassays the first and then every 20th sample in each job.

Kinross also inserts blank or unmineralized samples into each sample shipment as part of the operation’s standard procedures. Returned sample rejects that assay below the detection limit (<0.001) are submitted with the regular RC samples every 30.5 metres (100 feet), or 20th sample.

Kinross also collects duplicate samples at random from the RC drill sample population.  These duplicates are collected from the reject portion of the sample splitter and are used to monitor sample analysis precision. The samples are bagged and tagged consistent with Kinross’ normal sample submission practices, so that the duplicates are indistinguishable from the normal sample population.

A standard pulp sample of known grade is also submitted to the laboratory.  The sample frequency is twice per Core hole, and every 30 metres for RC holes.  These standards are prepared both in-house and by outside laboratories over the different exploration seasons, and they represent different ranges of gold grades.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades and category. Assumptions are outlined in the Notes — 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16.

Mining and Milling Operations

The Fort Knox deposit is mined by conventional open pit methods.  Ore from the Fort Knox mine is processed at Kinross’ carbon-in-pulp mill located near the Fort Knox mine.  The mill processes ore 24 hours per day year-round. A heap leach pad that will process lower grade ores is currently under construction.

The Fort Knox mill has a daily capacity of between 33,000 and 45,000 tonnes.  Mill feed is first crushed to minus 20 centimetres (eight inches) in the primary gyratory crusher located near the Fort Knox pit and conveyed 800 metres (2,625 feet) to a coarse-ore stockpile located near the mill.  The crushed material is conveyed to a semi-autogenous (“SAG”) mill, which operates in closed circuit with two ball mills and a bank of cyclones for sizing.  A portion of the cyclone underflow is screened and then directed to a gravity recovery circuit.

Correctly sized material flows into a high rate thickener and then into leach tanks where cyanide is used to dissolve the gold.  Activated carbon is used in the carbon-in-pulp circuit to absorb the gold from the cyanide solution.  Carbon particles loaded with gold are removed from the slurry by screening and are transferred to the gold recovery circuit where the gold is stripped from the carbon by a solution, plated onto a cathode by electrowinning, and melted into doré bars for shipment to a refiner.  Mill tailings are detoxified and transferred into the tailings impoundment below the mill.

Gold recoveries at the Fort Knox mill have historically ranged from 84% to more than 90% since commercial production began in 1997.

A heap leach facility being constructed at Fort Knox will require a valley fill leach pad, carbon adsorption plant, piping, haul road construction, relocation of access roads, power lines and tailings and water lines. Modifications to the existing crusher and the installation of overland conveyer were completed in 2007.  Run of mine ore will be hauled from the pit and from existing stockpiles to the leach pad. The heap leach will be built in five stages, cover approximately 310 acres and have a total capacity of 161 million tonnes. It will be located in the upper end of the Walter Creek drainage, immediately upstream of the tailings storage facility.

Life of Mine and Capital Expenditures

The life of mine plan prepared by Kinross does not incorporate mining at True North.  Fort Knox pit production is expected to continue from 2009 until early 2015. Thereafter, rehandling of low grade stockpiles to the leach pad is expected to continue until early 2021.

Capital expenditures for 2008 at the Fort Knox operations were $126.6 million.

Exploration and Development

The goal for the 2009 exploration program is to add to the Fort Knox reserve and advance the projects within the trend.  Three areas of interest will be targeted by a drilling campaign within the Fort Knox pit area: the northwest area beyond recently defined Phase 7 expansion, the southeast corner of the Phase 6 pit, and the bottom of the Phase 6 and 7 pit expansions.  Trend project advancement will include drilling, mapping, and geochemical soil sampling on multiple project areas.

The Fort Knox pit area projects are one to two year programs designed to increase the reserve/resources within the immediate pit area.  Positive results from the programs have the potential to extend mining and ore processing beyond the current life of mine plan.  Additional exploratory drilling may also be warranted based on the results of the programs.

The Fort Knox trend exploration projects are at minimum two to five year programs with the goal to delineate new ore bodies in close proximity to the existing infrastructure generated to process the Fort Knox ore body.  The programs are progressive and results-driven.  Exploratory drilling is scheduled for the 2009 field season on two of the project areas.

Paracatu, Brazil

General

Kinross is the owner of the Paracatu mine located in the northwestern portion of the Minas Gerais State in Brazil. The Paracatu mine includes an open pit mine, process plant, tailings dam area and related surface infrastructure.  In 2002, an expansion project (the “Expansion III Project”) was commenced in order to evaluate resource potentiality and technical and economic feasibility.  In 2006, the Expansion III Project was approved by Kinross’ board of directors, and in 2007, construction of a new 41 million tonnes per year plant began.  The new plant began operations in September 2008.

The Paracatu mine (known locally as “Morro do Ouro”) is 100% owned and operated by Kinross’ wholly-owned subsidiary Rio Paracatu Mineração S.A. (“RPM”).

Detailed financial, production and operational information for the Paracatu mine is available in the MD&A.

Property Description and Location

The Paracatu mine is a large scale open pit mine located two kilometres north of the city of Paracatu, situated in the northwestern portion of Minas Gerais State, 230 kilometres southeast of the national capital Brasília and 480 kilometres northwest of the state capital Belo Horizonte.

In Brazil, mining licences (claims) are issued by the Departamento Nacional de Produção Mineral (“DNPM”).  Once certain obligations have been satisfied, DNPM issues a mining licence that is renewable annually, and has no set expiry date.  RPM currently holds title to three mining licences totalling 1,304 hectares. The mine and most of the surface infrastructure, with the exception of the tailings dam area, lie within the three mining licences.  The remaining infrastructure is built on lands controlled by RPM under exploration concessions.  RPM holds title to 12 exploration concessions (6,132 hectares) in the immediate mine area and has applied for title to an additional exploration concession (1,030 hectares) in the Paracatu area. In addition to the RPM exploration concessions, Kinross Exploration Brazil holds title to 18 exploration concessions (35,880 hectares) in the area of the mine.

RPM must pay to the DNPM a royalty equivalent to 1% of net sales.  Another 0.5% has to be paid to the holders of surface rights in the mine area not already owned by RPM.

Kinross is in compliance with the Paracatu permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the site is provided by paved federal highways or by charter aircraft that can land at a small paved airstrip on the outskirts of Paracatu. The mine is the largest employer in Paracatu, directly employing 726 workers and 248 employees of contractors (with the Expansion III Project the total number of employees peaked at 3,500) in what is predominantly an agricultural town (dairy and beef cattle and soy bean crops) located in Brazil’s tropical savannah.  Annual rainfall varies between 850 and 1,800 millimetres, the average being 1,300 millimetres, with the majority realized during the rainy season between October and March. Temperatures range from 15 to 35 degrees Celsius.

The mine draws power from the Brazilian national power grid.  The mine is dependent on rainfall as the primary source of process water. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the beneficiation plant.  Similarly, surface runoff and rain water is stored in the tailings impoundment, which constitutes the main water reservoir for the concentrator. The objective is to capture and store as much water as possible from the rainy season to ensure adequate water supply during the dry season. The mine is permitted to draw makeup water from three local rivers that also provide water for agricultural purposes.

The area topography consists of gently rolling hills.  Vegetation in the area of Paracatu is known as cerrado, which is similar to savannah, with dispersed cover of trees and shrubs.  The elevation ranges from 700 to 820 metres.

Environmental Considerations

Paracatu operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Paracatu. Kinross estimates the net present value of future cash outflows for site restoration costs at Paracatu under CIC Handbook Section 3110 for the year ended December 31, 2008, at approximately $14 million. There are currently no laws in Brazil requiring the posting of a reclamation bond or other financial assurance.

History

Gold mining has been associated with the Paracatu area since 1722 when placer gold was discovered in the creeks and rivers of the Paracatu region. Alluvial mining peaked in the mid-1800s and until the 1980s, was largely restricted to garimpeiro (artisanal) miners.  In 1984, Rio Tinto Zinc (“Rio Tinto”) explored the property using modern exploration methods, and by 1987, the RPM joint venture was formed between Rio Tinto and Autram Mineração e Participações (the latter being part of the TVX group of companies). Production commenced in 1987 and the mine has operated continuously since then. As of December 31, 2004, the mine since inception had produced close to three million ounces of gold from 237 million tonnes of ore.

In 2003, TVX’s 49% share in RPM was acquired by Kinross as part of the business combination between Kinross, TVX and Echo Bay Mines Ltd.  Kinross purchased the remaining 51% from Rio Tinto on December 31, 2004.

In January 2005, Kinross and RPM commenced the exploration drill program west of Rico Creek and became aware of the potential for a significant reserve increase.  A Plant Capacity Scope Study was completed in June 2005, which evaluated several alternatives to increase plant throughput.  All options considered in this study assumed the installation of an in-pit crushing and conveying system (“IPCC”) and a 38 foot diameter SAG mill, which were the cornerstone assumptions in the original feasibility study carried out at the property.

The Plant Capacity Scope Study recommended that production be increased from 18 million to 50 million tonnes per year (“Mtpa”).  The Expansion III Project was envisioned to proceed in two stages over a four year period, which commenced in 2006.

In the fourth quarter of 2005, the contract for the basic engineering of the Expansion III Project was awarded to SNC-Lavalin Engineers and Constructors Ltd., an internationally recognized consulting engineering and construction company, and MinerConsult Engenharia, a Brazilian engineering firm. The scope of the 2006 Feasibility Study was to increase the present ore production from approximately 18 Mtpa to approximately 61 Mtpa via the installation of a new 41 Mtpa treatment plant, designed to treat the harder B2 sulphide ore being encountered as the mine gets deeper.  The scope of work included the IPCC, covered stockpile, the new 41 Mtpa mill, hydromet expansion, electrical substation, tailings delivery and water systems.  Commissioning of the new 41 Mtpa mill began in September 2008 and commercial production began in December 2008.

Geological Setting

The mineralization at Paracatu is hosted by a thick sequence of phyllites belonging to the basal part of the Upper Proterozoic Paracatu Formation and known locally as the Morro do Ouro Sequence. The sequence outcrops in a northerly trend in the eastern Brasilia Fold Belt, which, in turn, forms the western edge of the San Francisco Craton.  The Brasilia Fold Belt predominantly consists of clastic sediments, which have undergone lower greenschist grade metamorphism along with significant tectonic deformation.

The phyllites at Paracatu lie within a broader series of regional phyllites. The Paracatu phyllites exhibit extensive deformation and feature well-developed quartz boudins and associated sulphide mineralization.  Sericite is common, likely as a result of extensive metamorphic alteration of the host rocks.  Sulphide mineralization is dominantly arsenopyrite and pyrite, with pyrrhotite and lesser amounts of chalcopyrite, sphalerite and galena.

Exploration

Rio Tinto was the first company to apply modern exploration methods at Paracatu. Northeast of Rico Creek, the deposit had been drilled off on nominal 100 x 100 metre drill spacing.

The Paracatu mineralization is subdivided into four horizons defined by the degree of oxidation and surface weathering and the associated sulphide mineralization. These units are, from surface, the C, T, B1 and B2 horizons.  Mining to date has exhausted the C and T horizons. The remaining mineral reserves are exclusively hosted in the B1 and B2 horizons.

Exploration at Paracatu evolved in lockstep with knowledge gained through production experience. Essentially, the success of mining in the C and T horizons focused attention and exploration effort on the B1 horizon. Continued production success in the B1 horizon led to an increased interest in the B2 horizon.

Drilling by Kinross in 2005 indicated that portions of the deposit northeast of Rico Creek had not been drill tested for the entire thickness of the mineralized horizon hosting gold. This largely reflects the historical mining theory at Paracatu where softer C, T and B1 ores were targeted and harder B2 ores were considered uneconomic due to limitations in the existing process plant technology in operation at that particular moment in time.

The Expansion III Project is allowing for processing of harder ores of the B2 horizon. Originally, Kinross focused on increasing reserves to the southwest of Rico Creek, exploiting the B2 mineralization that continues down dip of the surface exposure being mined in the current pit.

Mineralization

Gold is closely associated with arsenopyrite and pyrite and occurs predominantly as fine-grained free gold along the arsenopyrite and pyrite grain boundaries or as inclusions in the individual arsenopyrite and pyrite grains.  Gold grains typically average 50-150 microns in size.

The mineralization appears to be truncated to the north by a major normal fault trending east-northeast.  The displacement along this fault is not currently understood but the fault is used as a hard boundary during mineral resource estimation. The current interpretation is that the fault has displaced the mineralization upwards and natural processes have eroded away any mineralization in this area.

Drilling

The dominant sample collection method used to delineate the Paracatu resource and reserve model is Core drilling. A database of 459 test pits (4,987 metres) and 968 drill holes (74,974 metres) supports the mineral reserve estimate for the 2008 year-end reserves.

In the first quarter of 2005, Kinross committed to a phased exploration program at Paracatu to delineate measured and indicated mineral resources west of Rico Creek. As of December 31, 2005, Kinross had completed 267 Core drill holes (48,660 metres) which were added to the historical database. Total exploration costs were approximately $85,000.

In 2006, Kinross drilled 35 holes (3,586 metres) in the Albernaz area to the northwest of the pit and five holes (574 metres) west of Rico Creek.

The nominal drill spacing east-northeast of Rico Creek is 100 x 100 metres. An Optimum Drill Spacing Study commissioned by Kinross established that a 200 x 200 metre five spot pattern (a 200 x 200 metre grid plus one hole in the middle) would satisfactorily define indicated mineral resources. This pattern results in a nominal 140 metre hole spacing and represents a departure from historical RPM practices.

All drill core is logged geologically and geotechnically, with lithostructural and physical data recorded in detailed logging sheets. The core is also photographed and a permanent record is maintained in the on-site filing system.

Sampling and Analysis

Core recovery from the Core drilling programs is reported to be excellent, averaging greater than 95%. RPM employs a systematic sampling approach where the drilling (and test pitting) is sampled using a standard one metre sample length from the collar to the end of the hole. Sampling consumes 100% of the core except for the eight centimetre pieces selected from every two metre interval, which are retained and stored for specific gravity and Point Load Testing analysis.  Samples for Bond Work Index (“BWI”) analysis are collected as composite samples during sample preparation.

Samples (typically eight kilograms) are crushed to 95% passing two millimetres and homogenized at the RPM sample preparation lab. Approximately six kilograms of sample is stored as coarse reject; the remaining two kilograms of sample is split out and pulverized to 90% passing 150 mesh.  This sample is homogenized and three 50 gram aliquots are selected for fire assaying with an atomic absorption finish. The remaining pulverized sample is maintained as a sample pulp reject.

Sample analyses were performed at three separate analytical labs during the exploration program.

Security of Samples

Kinross completed several studies at the start of the 2005 exploration program.  In April 2005, an audit of the RPM mine lab was undertaken to assess lab equipment and procedures.  In May 2005, Kinross commissioned Agoratek International (“Agoratek”) to review sample preparation and analysis procedures, with a specific mandate to assess the historical practice of assaying six individual 50 gram aliquots per sample and averaging the results. Agoratek concluded that three 50 gram analyses would be sufficient for determining the grade of any given sample.

Based on the lab audit and the Agoratek study, Kinross’ standardized sample preparation and analytical procedure for the remainder of the 2005 exploration program was as follows:

Quality control and quality assurance programs were limited during the earlier exploration programs at Paracatu. The dominant quality control procedure involved the use of interlaboratory check assays, comparing results from RPM’s analytical lab and SGS Lakefield Research Limited (Lakefield) in Canada.  Additional check assay work was carried out at the AngloGold laboratories in Brazil (Crixás and Morro Velho).

For the 2005 exploration program, three laboratories provided analytical services: RPM’s lab, Lakefield and ALS Chemex.  All three laboratories have ISO certification.

For the 2005 exploration program, all procedures were under direct control of RPM and Kinross staff.  A quality assurance and quality control program was implemented for the three labs used during the 2005 exploration program. The program consisted of inserted certified standards and blanks in the sample streams.  All three labs also reported using round-robin checks.  The labs were visited on an infrequent and unannounced basis by RPM representatives.  No major sample preparation discrepancies were noted.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades and category. Assumptions are outlined in the Notes — 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16.

Mining and Milling Operations

Historically, mining at Paracatu did not require blasting of the ore. Ore was ripped using CAT D10/11 dozers, pushed to CAT 992 front-end loaders and loaded to CAT 777 haul trucks for transport to the crusher. In 2004, due to increasing ore hardness in certain areas of the mine, RPM began blasting the harder ore.  This fleet continues to feed the original mill.

In the old plant, ore is crushed through three stages of crushing and ground in ball mills prior to introduction into a flotation circuit.  The concentrate is treated by gravimetric methods first and the coarser gold is recovered.  The concentrate reject from the gravimetric plant is then treated by a conventional cyanidation and carbon-in-leach circuit.

The property’s July 2006 technical report was prepared in support of the 2006 Feasibility Study and the July 2006 resource and reserve disclosure.  The scope of the Feasibility Study was to increase the present ore production from approximately 18 Mtpa to approximately 61 Mtpa via the installation of a new 41 Mtpa treatment plant, designed to treat the harder B2 sulphide ore being encountered as the mine goes deeper. The older plant will treat the softer near-surface B1 ore at a throughput rate of 20 Mtpa until the soft ore is depleted.

As part of the expansion, in July 2008 the BE 295 electric shovel was commissioned, along with nine CAT 793 trucks, two CAT 994 loaders and two BE 39 rotary drills, and commenced mining the harder ore destined for the new mill.  The new mill started production in September 2008, and achieved commercial production in December 2008.  The new processing plant consists of an inpit crusher consisting of a MMD sizer, a 1.8 kilometre conveyer to a covered stockpile area, a 38 foot SAG mill, followed by two 24 foot ball mills.  The ore recovery process follows the same principles as the old plant of gravimetric separation using jigs, Knelson concentrators and flotation to produce concentrate which is leached using conventional cyanidation and carbon-in-leach circuit.  Throughput from the expansion is expected to be as high as 41 Mtpa, depending on ore hardness. Average output at Paracatu after completion of the expansion, is expected to be approximately 550,000 ounces per year for the first five full years of production.

Life and Mine and Capital Expenditures

Based on the 2008 current reserves of the mine, which incorporate the Expansion III Project, the life of the mine for Paracatu has been extended to 2041.

The Expansion III Project is currently estimated to cost $580.1 million, less a $35.1 million tax credit.  In 2008, RPM incurred approximately $329.2 million in capital expenditures attributed predominantly to the Expansion III Project.

Exploration and Development

Permitting is in process for a second tailings dam.  Construction of the tailings dam is expected to begin in 2010.  RPM is also budgeting $35 million for the construction of a hydrometallurgy plant in 2009.

Paracatu Expansion

The ramp-up in production at the Paracatu expansion is continuing, and throughput was 60% of design capacity at year-end. The SAG mill, crusher and flotation circuit is now operating at expected levels of throughput.  The ball mill grinding circuit is currently being adjusted and configured from both an instrumentation and flow control perspective to allow this circuit to operate at the expected levels of throughput and recovery is expected to reach full capacity within the second quarter of 2009. This is not expected to have an impact on previously stated guidance for the Company.

As part of the expansion project, the Company plans to commence construction of a new tailings facility, subject to obtaining the required permit from the government authorities.  The Company initiated the process to obtain the installation license (LI) it requires to begin construction of the tailings dam. In connection with the permit application process, the Company has been negotiating with local parties including the Machadinho Quilombola Association (AQUIMA), State and Federal Public Attorneys and the federal land management agency to acquire all necessary ownership rights to lands required to build and operate the tailings facility.

The Company’s application for the LI is required to be heard by the State Environmental Protection Agency of the State of Minas Gerais (SUPRAM). Although the Company believes its permit application to be in full compliance with applicable Brazilian law, supported by local state authorities and expects that the LI will be granted, SUPRAM was recently enjoined from proceeding with such hearing as a result of an injunction obtained by a state public attorney from a state court. Among other matters, the injunction granted by the state court stipulates that SUPRAM may only consider the Company’s LI application after the satisfaction of a number of conditions. Most of these conditions have been the subject of previous dialogue with the state public attorney and the Company believes the conditions will be fulfilled and/or withdrawn pursuant to an agreement to be negotiated with the state public attorney to address its concerns or the successful appeal of the injunction by the Company. The Company’s legal advisers believe it has compelling legal arguments to successfully appeal the injunction and related conditions. Such appeal will be filed by the Company in consultation with local state authorities who support the permit application and who may also appeal the injunction on their own behalf.

The Company understands that the federal public attorney has also filed an application in a federal court seeking injunctive relief similar in nature to the injunction granted by the state court. To date, the Company has not been formally served with such application and the federal court has not heard or granted such injunction. If the hearing proceeds, the Company intends to vigorously oppose such application or appeal any injunction granted by the federal court.  The Company is in discussions with the federal public attorney to negotiate an agreement to withdraw the injunction application and address any concerns respecting the new tailings dam.

The injunction process is a common tactic employed by the state and federal public attorneys to raise awareness of their concerns and interests respecting a particular project that requires state or federal regulatory approvals.  Under the present circumstances, the Company believes it will be successful in obtaining the permit it needs to commence construction of the new tailings dam through the successful appeal of the injunction(s) or a negotiated agreement with each of the state and federal public attorneys. Provided the LI is obtained by the end of April 2009, the Company remains on track with its schedule for the construction of the tailings dam. The Company is also developing other alternatives to store future tailings should such LI not be granted within a reasonable period of time.

Maricunga, Chile

General

The Maricunga heap leach mine, formerly known as the Refugio mine, is owned and operated by Compañía Minera

Maricunga (“CMM”), a Chilean company that is now 100% owned by Kinross, following the February 2007 acquisition of Bema.  Previously, each of Kinross and Bema held a 50% interest in the Maricunga property, formerly known as the Refugio property.

Detailed financial, production and operational information for the Maricunga mine is available in the MD&A.

Property Description and Location

The Maricunga property is located in the Maricunga District of the Region III of Chile, 120 kilometres due east of the town of Copiapó.

All surface and mineral claims, surface rights and water rights are maintained in good standing. Mining claims total 6,770 hectares, while the exploration properties held by CMM include 2,100 hectares.  Chilean attorneys monitor claim status on behalf of CMM annually. In addition to the mineral claim rights, CMM also holds title to surface rights at Maricunga, providing the land required for the leach pads, waste dumps, camp and other facilities. Water extraction rights, totalling 258 litres per second, have been secured by CMM.

Kinross is in compliance with the Maricunga permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Access to the property is via 156 kilometres of two-lane dirt road connecting with paved highway C-35 approximately ten kilometres south of Copiapó. The town of Copiapó is the primary staging and support area for the mine.  Chile features a strong mining culture, with well-established support centres in both Santiago and Antofagasta. Most of the major equipment supply and support originates from these two major centres.  Manpower is attracted from regions throughout Chile, with the majority of the employees residing in Copiapó or La Serena.

Water supply comes from three wells in the Pantanillo area, to the northeast of CMM. Two of these wells are fully operative (total rights of 105 and 108 litres per second) and one is currently not operating (total rights of 45 litres per second).

Power supply is obtained from the SIC (Sistema Interconectado Central), through Guacolda, a power provider. Current consumption at full production is 12 megavolt-amperes (“MVA”), and by contract, the maximum allowed is 16MVA. CMM also has a generating plant used in case of external power shortage, which has five generators of 1.8MVA each.

The area topography consists of steep mountainous terrain with slopes up to 35%.  The area is largely devoid of vegetation, with the exception of the spring fed marshes found along the valley floors.  The elevation ranges from 4,200 to 4,500 metres.

Environmental Considerations

The Maricunga mine operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety. A reclamation plan for the current mine disturbance was approved in 2002, based on the commitments made in the original environmental impact assessment for the site (1994).  The plan addressed physical activities, such as earthworks, but did not address chemical closure of the heap.  A closure plan for chemical stabilization of the heap has been prepared and has been submitted to the regulatory authorities in the form of a Declaration of Impact to the Environment (“DIA”).  The regulatory agencies are currently considering Kinross’ proposed chemical stabilization approach and further discussions with agencies are expected prior to a decision regarding the chemical stabilization plan.  The agencies consider submittal of the chemical stabilization DIA as meeting the commitments in the original environmental impact assessment.  The net present value of future cash outflows for site restoration costs at Maricunga under CICA Handbook Section 3110, as at December 31, 2008, are estimated at approximately $7.2 million.  There is no requirement to post financial assurance to secure site restoration costs in Chile at present.

History

David Thomson and Mario Hernandez discovered gold mineralization at Maricunga (then known as Refugio) in 1984. Hernandez, Thomson and three other partners acquired the existing claims at Maricunga for Compañía Minera Refugio (“CMR”).  CMR completed geologic mapping and geochemical sampling, identifying anomalous gold values in three areas:  1) Cerro Verde, 2) Cerro Pancho, and 3) Guanaco.  In 1985, Anglo American Chile Limitada (“Anglo”) optioned the property from CMR.  Anglo explored the property for three years, returning the claims to CMR in 1988.

In 1989, CMR signed a letter of intent with Bema to explore the Maricunga property. Bema commenced exploration fieldwork in October 1989 and, from 1989 to 1991, completed 51,765 metres of drilling at Verde, with an additional 5,088 metres at Pancho. Bema also commissioned Mineral Resources Development Inc. (“MRDI”) to complete a feasibility study on the project, which indicated positive project economics. In January 1993, Bema exercised its option rights, obtaining a 50% interest in the Maricunga property.  At the same time, CMR sold its remaining 50% interest to Amax Gold Inc. (“Amax”).  Amax (operator) and Bema formed CMM, a 50/50 joint venture to develop and operate the Maricunga project. From 1993 through 1997, CMM continued developing the project, beginning commercial production in 1996.  In 1998, Kinross acquired Amax’s 50% interest through a merger agreement.

The mine operated from 1996 to 2001, producing more than 920,000 ounces of gold from 46 million tonnes of ore. The mine was placed on care and maintenance in 2001, a result of a downturn in gold prices.  In September 2002, in response to rising gold prices, CMM approved an exploration program designed to increase the reserve base of the Maricunga project to a level sufficient to support resumption of active mining.  An exploration program was developed to evaluate the reserve potential at depth at the Verde deposits and the inferred resource at the nearby Pancho deposit, located approximately two kilometres northwest of the Verde pit.  The exploration program ran from September 2002 to June 2003. During this period, a total of 262 drill holes (51,478 metres) were completed. The drilling focused on increasing the confidence level of the known mineralization below the current Verde pits as well as increasing the confidence level in the mineralization at the nearby Pancho deposit.

The 2003 reserves resulting from the exploration program were based on a detailed engineering study examining the economics of the project.  The reserves were used to complete a life of mine production schedule that in turn served as the basis for a financial analysis which indicated project economics at gold prices in excess of $325 per ounce.  A decision was then made to reopen the mine.

During recommissioning, CMM spent approximately $140 million on upgrading the process plant to handle 40,000 tonnes per day.  The upgrade costs included pad expansion at the heap leap facility, infrastructure development, acquisition of mining equipment (including drills, loaders, haul trucks and dozers) and indirect costs associated with engineering, procurement and construction management.

In 2007, Kinross acquired 100% of the Maricunga project through the successful acquisition of Bema.  Shortly following the acquisition, the project and mine were renamed from “Refugio” to “Maricunga”.

Geological Setting

The Verde and Pancho gold deposits at Maricunga occur in the Maricunga Gold Belt of the high Andes in northern Chile.  Since 1980, a total of 40 million ounces of gold have been defined in the belt.

Gold mineralization at Maricunga is hosted in the Refugio volcanic-intrusive complex of Early Miocene age. These rocks are largely of intermediate composition.  The Refugio volcanic-intrusive complex is exposed over an area of 12 square kilometres and consists of andesitic to dacitic domes, flows, and breccias that are intruded by subvolcanic porphyries and breccias.

Most of the structural trends affecting the Verde and Pancho deposits are related to fracture systems rather than fault zones.  One of the main structural features influencing the Pancho deposit is the Falla Guatita fault zone.  Field mapping suggests that there may be significant vertical displacement on this structure.  Another major fault affecting the Pancho deposit is the Falla Moreno.  This structure trends roughly east–west and forms an approximate northern boundary for the mineralization at Pancho.

Exploration

Exploration of the Verde and Pancho deposits has been ongoing since 1984. A total of 667 holes (103,392 metres) of Core and RC drilling have been completed on the Verde deposit with an additional 147 holes (30,240 metres) completed at Pancho. The drilling has resulted in a drill spacing of approximately 50 x 50 metres at Verde and 75 x 75 metres at Pancho. Much of the 2002–2003 drilling was Core drilling, allowing geologists an opportunity to clearly delineate geological and alteration features affecting gold mineralization and recovery.

In 2004, CMM drilled eight condemnation holes around the property.  Results outlined one area of mineralization with potentially economic grades.

In 2006, 51 holes were drilled at Pancho deposit (23,159 metres). The first metres (overburden) of 18 holes were drilled with RC (3,936 metres) and completed with Core. When the overburden did not exist, only Core drilling was used.

In 2007, CMM carried out drilling at the Guanaco deposit, which is a gold satellite deposit located approximately 1.5 to two kilometres from the Pancho deposit.  In 2007, CMM completed 2,793 metres of RC drilling and 768.8 metres of Core drilling.  Results of the 2007 drilling program suggested that there was potential to establish additional reserves in the area, however, additional drilling is required to determine this potential.  In 2008, CMM carried out Core drilling at the Verde (2,959 metres) and Guanaco (6,154 metres) deposits, for a total of 9,113 metres. Assaying is completed and the results will be evaluated, with reserves expected to be declared by December 2009.

Mineralization

Gold mineralization at Maricunga has been interpreted to be porphyry style gold systems.  The porphyries occur within a sequence of intermediate tuffs, porphyries and breccias that are the host rocks to the gold mineralization.  The most favourable ore hosts at Verde are the Verde breccia and dacite porphyry units.  Mineralization at Pancho is concentrated within a subhorizontal volcanic breccia unit. Underlying the volcanic breccia is a large, laterally extensive, diorite porphyry, which outcrops half way down the Pancho west slope.  This porphyry underlies the entire Pancho area.

Gold mineralization at Verde is interpreted to be the result of the fracturing and concentration of fluids in the carapace of an intrusive plug or stock. Gold is closely associated with quartz, magnetite, calcite, and garnet stockworks. Gold mineralization at Pancho is characterized as porphyry hosted stockwork and sheeted veins. The veins are subvertical and have a strong, preferred northwesterly strike. The northwest structural control is not only evident at the outcrop scale but is also reflected in the northwest alignment of intrusives and the three centres of mineralization in the district, Verde, Pancho and Guanaco.

Drilling

Historically, most of the drilling at Maricunga consisted of RC drilling.  The destructive nature of this drill method made identification of lithology, structure and alteration difficult.  The 2002-2003 drilling consisted primarily of diamond drill core, providing site geologists with an opportunity to refine the geology model of the deposit.

The mine survey crews established the collar location and marked it in the field.  The survey crew later verified alignment and inclination when the drill hole was in progress.  Downhole inclinometry was completed at the end of each hole.  Gyroscopic azimuth and inclination readings were taken every ten metres down the hole to within ten metres of the hole bottom and every 50 metres back up the hole as a double check.  All field surveys were tied into the established mine grid.  Guillermo Contreras and Sons Limitada (Santiago), licensed Chilean surveyors, completed a survey audit that verified an approximate 10% of the drill collars using a differential GPS survey system. No significant errors were noted.

CMM provided all of the technical support for the sampling, geologic logging, and drill supervision.  Rig geologists and samplers were responsible for the quality/accuracy of each sample. Geologists and samplers typically had up to 15 years of sampling experience.  All logging utilized standardized logging forms and a geological legend developed for the Verde and Pancho deposits.  The legend has evolved from historic observation and is consistent with both the regional and local geology.

Sampling and Analysis

Between 1989 and 1991, samples from RC drills were collected at two metre intervals and were split on site using a riffle type splitter into two “twin” samples each weighing four to six kilograms. One sample was shipped to Copiapó for preparation while the other was stored on site for reference.

Sample preparation of all drill hole material was completed by a contractor, with facilities located in Copiapó adjacent to the Bema offices.

All drill hole samples were fire assayed for gold and silver by Monitor Geochemical Laboratory Inc. (Monitor) of Elko, Nevada, using a one assay-ton sample and a gravimetric finish. Monitor also analyzed each sample for copper using atomic absorption. Any copper samples showing greater than 1,000 parts per million were reanalyzed and values were reported as percentages.

The 2003 drill program adopted a two metre standard sample length for all samples.  All sample preparation, including core splitting (sawing), was performed and supervised by ALS Chemex personnel.  ALS Chemex established, equipped and staffed a portable sample preparation facility at the Maricunga (then known as Refugio) mine for the duration of the program.  After splitting, one half of the core was placed in sample trays along with the sample tag. The other half of the core was fitted back into the core box and returned to CMM for placement in permanent storage.  The prepared samples were received at the ALS Chemex facility in La Serena (the primary analytical lab for the duration of the program) where gold, silver and copper as well as cyanide soluble gold and copper analyses were performed.

Security of Samples

An independent engineer completed operational audits of the La Serena lab for the 2002-2003 program. The operational audits were performed measuring compliance with analytical best practices as well as NI 43-101 requirements with respect to quality control and quality assurance.  The independent engineer did not note any significant problems with this facility, concluding that ALS Chemex’s lab and procedures met the highest industry standards.  ALS Chemex also inserted its own blanks, standards and duplicate samples for each sample batch as part of the lab’s own internal quality management program.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades and category. Assumptions are outlined in the Notes – 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16.

Mining and Milling Operations

Production at Maricunga (then known as Refugio) reopened in October 2005 and achieved its targeted rate of 14 million tonnes per year (40,000 tonnes per day) in late 2005.  The mine operates two 12-hour shifts per day for 355 days annually allowing for inclement weather interruptions.  Final pit design for Verde and Pancho assumed ten metre bench heights, bench face angles of 65 to 70 degrees, berm widths of eight to 11 metres, berm interval of 20 metres, inter-ramp angles of 38 to 53 degrees and haul road gradient at 10% with a 25 metre road width.

The Maricunga gold recovery process consists of a single line primary crushing, fines crushing (secondary and tertiary), heap leaching using cyanide solution, followed by adsorption and regeneration (“ADR”) plant operation. The process is designed to treat 40,000 tonnes per day of dry Maricunga ore.  The crushing plant product is approximately 80% passing 10.5 millimetres.  Crushed ore is hauled to the heap leach pads by haul trucks.

A comprehensive program of metallurgical testing incorporating bottle roll tests and column leach tests of samples obtained from drilling was established to determine gold recovery and reagent consumption data for the remaining Verde resources and the Pancho resource.  To economically treat ore extracted from Pancho, the SART (Sulphidization, Acidification, Recycling, and Thickening) process will be added to the plant.

Based on the recovery estimates by ore type, process recovery over the mine life averaged 65.9% of contained gold in the plant feed.  Life of mine annual gold production is expected to range from 230,000 to 345,000 ounces on a 100% basis, with higher annual production during the years in which oxide ore is being mined and processed from the Pancho pit.

The actual reserves may result in the need to permit additional leach pad capacity, but this is not considered to be a material risk, as the existing permitted space is sufficient for the majority of the remaining reserves (218 million tonnes).

Life of Mine and Capital Expenditures

Based on the expected processing rates and reserves, the mine life of the Maricunga property is estimated to continue up to 2024.

Kinross spent approximately $22.4 million on capital expenditures in 2008.

Exploration and Development

During 2009, CMM will continue to develop Pancho. This represents a total of 10.5 million tonnes of waste to be extracted. There will also be drilling in Pancho, with a $1.67 million budget.

Kupol gold and silver project, Russian Federation

General

Kinross’ 75% (less one share) interest in the high grade Kupol gold and silver project in the northeast region of the Russian Federation is held through a commensurate interest in Chukotka Mining & Geological Company (“CMGC”).  The remaining 25% (plus one share) of CMGC is held by the Government of Chukotka. Bema, which was acquired by Kinross in 2007, had acquired its interest in the property through a definitive framework agreement (the “Framework Agreement”) with a State Unitary Enterprise of Chukotka Autonomous District, an autonomous Okrug (region) in the northeast region of the Russian Federation.  Development and construction of the Kupol project commenced in 2005.

Detailed financial, production and operational information for the Kupol mine is available in the MD&A.

Property Description and Location

The property comprises a 7.8 square kilometre licence for subsoil use for geological study and production of gold and silver.  This licence was issued by the Ministry of Natural Resource of the Russian Federation on April 6, 2002, and is held by CMGC.

There are no royalties payable in respect of the Kupol project, but an extraction tax is payable equal to 6% of the sales value for all gold contained in the mined ore and 6.5% of the sales value for all silver contained in the mined ore.

In 2006, CMGC was awarded two new exploration licences surrounding, and adjacent to, the Kupol project.  With the acquisition of these two licences, known as Kupol West and Kupol East, CMGC increased its overall land position in the Kupol project area from approximately 17.5 square kilometres to a combined approximate 425.5 square kilometres.  The Kupol West and Kupol East licences are subject to an exploration joint venture agreement among B2 Gold Corp., Gossudarstvennoe Unitarnoe Predpriyatie Chukotskogo Autonomnogo Okruga “Chukotsnab” and Kinross.

Kinross is in compliance with the Kupol permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Kupol deposit is located in the northwest part of the Anadyr foothills on the boundary between the Anadyr and Bilibino Regions in the Chukotka Autonomous Okrug.  The total distance between the Kupol property and Bilibino is approximately 200 kilometres.

A regional airport serving Bilibino is located 35 kilometres south of Bilibino in Keperveem.  Keperveem airport is the closest public airport to Kupol and is currently the entry point to Kupol for small fixed wing and helicopter air traffic. The main access point for land freight to Kupol is from the port facilities at Pevek, approximately 400 kilometres north of Kupol.  Pevek and Kupol are connected by a combined all-season and winter road for a total distance of approximately 440 kilometres.  Freight is transported from the port and stored at a storage yard and shop 21 kilometres from Pevek.  From there, a winter road, constructed in December and January of every year, follows the contour of Chaunskii Bay for 133 kilometres then travels due south to Dvoynoye camp and across the Maly Anui River to Kupol. The winter road is serviced by five temporary camps and one permanent 60-person, containerized camp and is passable between mid-December and late April.

During spring thaw, summer and fall, Kupol is only accessible by helicopter and fixed wing aircraft via a one hour flight from Keperveem or a three hour flight from Anadyr.  Keperveem is serviced by a gravel airstrip capable of handling IL76 aircraft.  Anadyr is serviced by an all-season paved airstrip.  A 1,800 metre airstrip at the Kupol site is currently in use and the airfield facilities are being upgraded to permit larger aircraft.

The climate of the region around the Kupol site belongs to the continental climatic region of the subarctic climate belt with extremely severe weather consisting of long and cold winters (8-8.5 months), overcast weather, and short summer periods (2.5 months). The average annual temperature at the Kupol site is -13 degrees Celsius, ranging from -58 degrees Celsius to 33 degrees Celsius.

The overall region is sparsely populated, with approximately 65,000 inhabitants. Of this population, approximately one half of the people live in the two districts where the Kupol deposit is located (Bilibino and Anadyr).

The Kupol property is situated on a height of land adjacent to the divide between the Arctic Ocean and Bering Sea drainages. The Straichnaya River drains north to the Anui River and the Sredniy Kaiemraveem River drains into the Mechkereva River to the south. Topography is moderate, characterized by low rolling hills and occasional flat midland areas. The Sredniy Kaiemveem River bisects the eastern portion of the property. The elevation ranges from 450 to 755 metres.

Permafrost is distributed throughout the property area. Depending on geomorphology, the thickness of the permafrost layer ranges from surface to a depth of 200 to 320 metres and reaches its maximum depth under riverbeds.

The property is located approximately 40 kilometres north of the tree line and is covered with tundra, rock outcrop and felsenmeer. The vegetation is limited to lichen, grass and arctic shrubs and flowers.

Environmental Considerations

Kupol operates in material compliance with applicable environmental laws and regulations and with Kinross’ policies on environment, health and safety.  There are no known material environmental concerns at Kupol.  Kinross estimates the net present value of future cash outflows for site restoration costs at Kupol under CICA Handbook Section 3110 for the year ended December 31, 2008, at approximately $19.3 million.

History

Quartz vein float was originally located in the Kupol area in 1966 during a Soviet government 1:200,000 regional mapping program.  These float boulders assayed up to 3.0 grams per tonne gold and 660 grams per tonne silver and the find was designated as the “Oranzheviy Occurrence”.  The main Kupol deposit was discovered by the Bilibino-based, state-funded Anyusk State Mining and Geological Enterprise (“Anyusk”) in 1995, through prospecting in the region of the “Oranzheviy Occurrence”.  Prospecting was aided by the identification of gold, silver, arsenic, and antimony anomalies in a 1:200,000 stream sediment geochemical sampling program.  During 1996 and 1997, Anyusk completed mapping, prospecting, magnetic and resistivity surveys, and lithogeochemical and soil surveys.

During 1998, two drill holes were drilled and four trenches were excavated.  In 1999, Metall, a Chukotka-based, Russian mining cartel, acquired the rights to the deposit and contracted Anyusk to conduct the exploration work.  From 1999 through 2001, an additional 31 trenches and 24 drill holes were completed.  In 2000 and 2001, 450 metres of the central portion of the vein system was stripped, mapped and channel sampled in detail.  By the end of 2001, the work completed included 3,004 metres of drilling in 26 drill holes, 5,034.1 metres of trenching and 3,110.8 metres of channel sampling.  Additionally, the majority of the licence area was surveyed, and a frame for a small mill was constructed immediately south of Bolotnoye Lake, where the 2004-2006 camp is located.

In 2002, Metall’s licence was revoked due to nonpayment of contractors and incompletion of the reporting required under the licence. As a result, there was no exploration activity in 2002. In December 2002, Bema entered into an agreement to acquire up to 75% in the property.

Geological Setting

Gold and silver mineralization is hosted by low sulphidation epithermal quartz-adularia veins within a north-south fault zone in Cretaceous andesite flows and pyroclastic units.  Gold-bearing banded chalcedonic quartz-adularia veins and breccias are associated with silicification, argillization and rhyolite dykes for 4.1 kilometres along strike. The main vein zone is up to 50 metres wide and has been drilled to a maximum vertical depth of approximately 725 metres.  The vein dips range from vertical to 75 degrees to the east.  The deposit has been divided into six contiguous zones; from north to south these are North Extension, North, Central, Big Bend, South and South Extension.  Mineralization, with widths up to 22 metres, has been defined along 3.9 kilometres of strike.

In 2005, a series of polymetallic veins were discovered starting 350 metres west of the main Kupol structure.  These veins strike northwest and dip 55 to 75 degrees to the west.

Exploration

During 2003, Bema completed 22,257 metres of drilling, extensive trenching, metallurgical test work, a site survey, hydrology studies and acquisition of environmental baseline information. In addition, Bema conducted initial engineering work and studies toward a scoping or preliminary economic assessment, which was successfully completed in 2004, and on procurement of equipment and supplies for the 2004 exploration and development program.

The 2004 exploration and development program included 52,828 metres of drilling in 309 holes to further explore the property and to conduct infill, reserve definition drilling. The highlights of results from the 2004 drilling program were: the extension of high grade mineralization in the North zone 250 metres to the north at depth; confirmation of multiple veins and identification of new veins in the North zone; the discovery of a new high-grade subparallel or offset vein in the South zone; the definition of existing, and discovery of a new, high-grade mineralized shoots in the Central zone.  The development portion of the 2004 program also included the engineering and design of a runway for fixed wing aircraft, preparatory earthworks for mine and mill facilities, geotechnical and condemnation drill programs, water well drilling, final metallurgical test work and procurement of equipment for the planned commencement of mill construction in 2005.

The 2005 exploration and development program included 46,147 metres of drilling in 192 holes to further explore the property and to conduct infill and resource definition drilling.

The highlights of results from the 2005 drilling program were:  the increase of indicated mineral resources; deep drilling in the North Extension which extended inferred mineral resources 200 metres north of previous estimates; deep drilling under the Big Bend and South zones; and further delineation of the South Offset zone located east of the main South veins.  A new high grade vein system, the Vtoryi II, was discovered outside the main Kupol vein structure, which opens up the rest of the property and region for further exploration.

In late May 2006, an exploration program consisting of 20,000 metres of diamond drilling was commenced, designed to test other veins, structures and extensions of the main Kupol vein, which continues to remain open in all directions. An additional 17 holes, totalling 4,672.2 metres, have been drilled on the 650 zone since its discovery. The 650 zone has now been traced through drilling over a strike length of 775 metres and down dip for approximately 200 metres. Continuous high grade mineralization has been traced over 625 metres and appears to occur principally within a 100 to 125 metre elevation range, starting approximately 75 to 100 metres below surface. The zone remains open along strike to the north and south. Several parallel to subparallel veins are present in the 650 zone, with dips ranging from 70 degrees to vertical.

In 2007, exploration continued on the 650 zone with 14 drill holes (2,489 metres) to test the shallow projections of the vein and refine the geologic model of the area.  Also during 2007, through its partial ownership of B2 Gold Corp., Kinross continued exploration activities on targets identified on adjacent properties.  This exploration is ongoing.

In 2008, on-going drilling continued at the 650 zone with 42 holes (12,325 m) completed.  The program resulted in the conversion of 287,000 ounces of gold and 5.1 million ounces of silver to reserves.

Mineralization

Gold and silver occur as native gold, gold-silver alloy electrum, in acanthite and silver-rich sulphosalts (stephanite and pyrargyrite dominant).  Gold and these minerals occur with pyrite and minor amounts of arsenopyrite, chalcopyrite, galena and sphalerite predominantly in bands within chalcedonic quartz, quartz and quartz-adularia colloform and crustiform veins and breccias.

Drilling

In 2008, underground definition drilling continued with N- and B-sized Core for a total of 15,567 metres.  A small Termite Core drill was purchased in 2008 to test the limits of mineralization in the development headings and to optimize slashing operations, and 1,522 metres were drilled during 2008.  Average sample length was 0.95 metres.

An RC drilling rig began drilling for grade control in the open pit in the fourth quarter of 2008, completing 1,533 metres.  The RC drill results will supplement, and to some extent replace, grade control trenching activities.

A 2008 SX (650) zone surface Core drilling program comprised 12,325 metres of H- and N-sized Core in 56 holes performed by Russian and Canadian drilling companies under Kinross’ supervision.  The program infilled the existing pattern of holes from previous campaigns and resulted in a significant conversion of inferred resources to probable mineral reserves.  Total Core and RC drilling to date at Kupol is 157,580 metres.

In 2007, a 105-hole underground diamond drill hole definition program produced 5,606 metres of N and B-sized core from drill stations in Big Bend.  The geologists laid out the drill fans in Micromine software, and then distributed the layouts to the mine surveyors who painted backsights and frontsights in the drill stations for hole alignment.  Drill fans were spaced ten metres apart with four or five holes per fan, designed to penetrate the vein every 15 metres vertically on dip, or in the centre of each stope panel.  Drill recovery was >90% overall, with very few instances of poor vein recovery.  In instances of bad ground, e.g., in shear zones in the footwall of the vein, the standard NQ rods served as casing and the drillers completed the holes with BQ tools.  A REFLEX E-Z Shot downhole digital magnetic recorder measured uncorrected azimuth, dip, temperature and local magnetic field.  The readings were transcribed by hand in the field and given to a data entry clerk to enter in the drill hole database.   To

convert to local north, the azimuth reading was adjusted by -1.8 degrees, based on USGS model WMM 2000 projected to 2007.  The mine surveyors also surveyed the collar coordinates in local coordinates, azimuth, and dip of each hole after it was drilled.  The survey instrument was a Trimble total station device with a data collector.   The surveyors were under the direction of the Russian Chief Mine Engineer.

Geological Core drill logs included header, survey, recovery, rock quality designation (“RQD”), structural, mineralogical, and lithologic information.  The logging scheme was similar, but condensed from the exploration scheme described in the previous technical reports on Kupol.  All information was logged directly into a data recording laptop with online validation parameters. The data logger downloaded to the Kupol server into the GBIS SQL database manager and the contents migrated to database tables.  RC logs followed an abbreviated logging procedure excluding structural and geotechnical information.  The first sampling task for the geologist was a log of recovery; RQD; and for selected Core drill holes, full geotechnical logging of fractures and rock quality.  This required some reconstruction of the core in the boxes such as sorting out jumbled sections and fitting broken core together before taking measurements.  Next, sampling intervals were determined, marked up, and tagged by the Russian geologists using preprinted sample ticket books.  Sample intervals were based on geology (lithology or vein types, mineralogy, and structure).  The geologist could sample across contacts if the vein width was less than the minimum sample width (30 centimetres).  The maximum sample length was one metre and mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall.  Geologists sampled all vein zones and alteration types; each major zone was continuously sampled.  Definition drill hole sampling was whole core, with no sawing or splitting.

Shallow trenches in the open pit totalled 19,389 metres as of December 31, 2008.  Nominal trench spacing was five metres along strike on the vein, and the median length of each trench was approximately 20 metres.  A Komatsu 650 excavator or a dozer scraped a shallow trench through the subdrill or overburden to bedrock.  A sampling crew led by a mine geologist cleaned the trench floors with shovels, picks, and/or a blowpipe to prepare the trench for geologic logging and sampling.  The geologist used a form similar to a core log to record the lithology, vein type, mineralogy, structure and sample intervals with codes similar to the underground definition core logs.  The geologist spray-painted and identified the sample intervals and lithology codes, and in most cases painted a line down the centreline of the proposed sample.  The sampling crew collected samples either by moiling them with a hammer and chisel, or with a pavement breaker attached to a portable compressor.  Any water that collected in the bottoms of the trenches was dispersed by draining or pumping prior to logging and sampling.  The crew collected the samples once or twice a shift and transported them to the on-site assay lab.  The average sample length was 0.9 metres.

The pit surveyors laid out end stakes prior to trench excavation.  After work completion, the surveyors picked up the first, last, and a variable number of intermediate sample points in the trenches.  The trenches were then backfilled prior to production drilling.

Chip channel sampling was the basis for all 2007 and 2008 underground production grade control and reporting.  Geologists followed written procedures for each face, including mapping geologic and sample intervals graphically, and listing the sample information on a form.  The form included a face sketch, depiction of painted instructions, temporal, spatial, and other information adequate to form a complete record of the face.  Chip samples from mine development compose a total of 12,241 metres as of year-end with an average length of 0.75 metres.

Sampling and Analysis

Underground chip sampling was a team effort conducted by a crew of one or two samplers, supervised and/or assisted by the geologist. Sampling equipment included a chipping hammer powered by a truck-mounted diesel compressor attached to a one inch air hose.  The geologist inserted a sample ticket from preprinted books into each bag and the bags were laid on the ground in order.  Sampling always occurred from the footwall to the hanging wall.  The geologist painted a level sample line on the face at one metre above the ground and the objective was to make the line disappear during sampling.  This approximated a five by five centimetre channel.  The geologist also painted sample numbers on the face, and photos were taken as a record of the sampling after it was complete.  Geologists broke samples based on the same criteria as for the Core sampling, and at the same maximum and minimum lengths.

Core sample minimum length was 0.25 metres for HQ diameter core and 0.30 metres for NQ diameter core. Generally, the maximum sample length was one metre. Mineralized zones were bracketed by a minimum of one to three metres of sampling into the footwall and hanging wall. All vein zones and alteration types of interest were sampled and each major zone was continuously sampled.

Samples containing visible gold or abundant sulphosalt mineralization were indicated by a sample bag at the start of the sample interval, so sampling technicians would employ contamination minimization protocols during cutting and laboratory preparation. Field duplicate samples were marked with flagging tape.

Core to be sampled was delivered to the splitting shack and either taken inside or dead-stacked on the pallets outside. Core was 2/3 split using a diamond saw; the remaining third was returned to the core box as a permanent record. The rock saw core jig was calibrated to ensure that an even 2/3 split was taken of the core for both HQ and NQ sized samples.

Trench sampling followed a simple protocol that was similar to Core sampling.  The protocol was to attempt to cut intervals that were five to six centimetres wide by five centimetres deep to approximate a Core sample.  The geologist placed tags in the bags, laid the bags next to the sample interval weighted down with a rock, and supervised the sampling process. The geologist wrote up a submittal sheet, picked up standards and blind pulp reruns at the office, and drove the samples to the lab the same day or to the ovens if they were wet and needed pre-drying.

RC drilling was dry; samples were collected in a cyclone, passed through a Gilson splitter at the end of the drilling interval, and a split transferred to a labelled bag.  The hole was blown clean after each one metre sample interval and the cyclone and splitter cleaned with brushes and compressed air.

All samples and gold-silver analyses were performed on-site by a Russian-certified laboratory.  Geology modified the on-site quality control program for 2007 to comprise: (a) insertion of standard reference material (standards) to monitor accuracy; (b) coarse blank material (blanks) to monitor contamination and sample mix-ups; and (c) field duplicates (duplicates) and prep duplicate split reruns to monitor precision.  All quality control samples were blind to the Kupol laboratory.   The Kupol lab also maintained its own internal quality control program.  All lab results were electronically imported to a secure, server-based SQL database maintained by an expat database administrator.  Russian regulations require periodic submittal of a certain percentage of pulp duplicates to an outside Russian-certified laboratory as an outside check.

Security of Samples

The geologists arranged and personally conducted transport of drill core from the drills in covered wooden boxes.  The core was laid out in a secure core logging tent by the responsible geologist and photographed immediately after logging was complete.

Samples were bagged and field blanks/reference standards were inserted into the sample stream by the geologists. The samples were assembled into batches of twenty, in the order they were sampled, and submitted to the laboratory two to three times per day. Well-mineralized or visible gold-bearing samples were indicated on the submission form to ensure that contamination reduction protocols were followed by the laboratory.

Core containing veining is stored in racks in locked tents. Non-mineralized core from the 2005 program is stored either in open racks, or, if it is from areas of condemnation drilling, dead-stacked by hole.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades, category and to the Notes — 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16 for assumptions.

Mining and Milling Operations

The Kupol deposit is mined by both open pit and underground mining.  The open pit mining methods mine ore on a two shift per day, 340 days per year schedule (25 days are not scheduled to allow for weather delays). The underground mining methods utilize mechanized sublevel mining methods to mine ore on a two shift per day, 365 days per year schedule. The first gold pour at Kupol occurred during the second quarter of 2008 and the mill reached its full production rate of approximately 3,000 tonnes per day in October 2008.

The milling process consists of primary crushing and a SAG/ball mill grinding circuit, and includes conventional gravity technology followed by whole ore leaching.  Merrill-Crowe precipitation is used to produce gold and silver doré bars.  Counter-current decantation (“CCD”) wash thickeners recover soluble gold and silver values and a cyanide destruction system is used to reduce cyanide concentrations to an acceptable level for disposal.  Tails gravity flow through a pipeline to a conventional tailings impoundment.

Life of Mine and Capital Expenditures

Based upon the current reserve estimates, the life of mine for Kupol is expected to continue up to 2016.

Kinross spent approximately $102.4 million on capital expenditures in 2008.

Exploration and Development

In 2009, exploration programs at the Kupol property will focus on drill testing the North Extension zone and structural targets (T1 and T2), as well as continued drilling at the 650 zone.

Financing

CMGC has in place a “Project Loan” to support the development of the Kupol project.  The Project Loan consists of two tranches totalling $400 million.  The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, namely Bayerische Hypo- und Vereinsbank AG (“HVB”) and Société Générale Corporate & Investment Banking (“SG CIB”).  The second tranche of for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation.  Both tranches are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent. The first tranche matures on June 30, 2013 and the second tranche matures on June 30, 2012.  The Project Loan is secured by gold hedge contracts entered into by the Company as mandated by the Project Loan agreements.  As at December 31, 2008, a total of $360 million had been drawn down on the Project Loan and was outstanding.

In addition to the Project Loan, there is a $25 million subordinated loan with the IFC, of which $19.8 million had been drawn down as at December 31, 2008 and a $17.5 million construction cost overrun facility with HVB, of which nil had been drawn down as at December 31, 2008.

For details as to the terms and conditions of these credit facilities, refer to Note 9 in the Company’s most recently filed Financial Statements.

Cerro Casale, Chile

General

The Cerro Casale project, located in Chile, in which Kinross holds a 49% interest and Barrick, following the completion of its purchase of all of the issued and outstanding shares of Arizona Star on March 12, 2008, holds a 51% interest, envisions a conventional open pit and milling operation producing 150,000 tonnes per day of gold and copper ore from a porphyry gold-copper deposit.

Property Description and Location

The Cerro Casale project is located in the Maricunga District of Region III of northern Chile.  The city of Copiapó is 145 kilometres northwest of the deposit. The international border separating Chile and Argentina is located approximately 20 kilometres to the east.

The Cerro Casale project is owned by Compañía Minera Casale (“CMC”), a contractual mining company formed under the laws of the Republic of Chile.  CMC owns 30 claim groups containing 4,105 patented mining claims and totalling 19,955 hectares.  Some of these claims partially overlap each other, reducing the actual ground covered by all patented mining claims to an area of 19,520 hectares.

Water exploration concessions are held in three areas: Piedra Pomez, Pedernales and Cerro Casale.  Piedra Pomez and Pedernales are located 121 kilometres and 210 kilometres, respectively, north of Cerro Casale.

CMC holds permits for 17 wells drilled at Piedra Pomez with a total yield of 1,237.62 litres per second.  This area is expected to be the principal source of water for the Cerro Casale project.

There are no existing impediments to obtaining easements for rights of way for access roads, water pipelines or concentrate pipelines.

Minera Anglo American Chile Limitada (“MAAC”) and its affiliates are owed a royalty from production from the Cachito and Nevado mining concessions, which cover all of the Cerro Casale deposit.  The royalty is capped at $3 million and varies from 1% to 3% of net smelter returns based on the gold price ($425 to $600 per ounce, respectively).

Kinross is in compliance with the Cerro Casale permits in all material respects.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The project is approximately 180 kilometres by road from Copiapó, which consists of 25 kilometres of paved highway and 155 kilometres of gravel road.  Copiapó is served by a national airport with daily flights from Santiago.  The city has most major services and utilities and serves as a regional centre for this part of Chile.  The population of Copiapó is approximately 136,000 and a skilled labour force is available in the Copiapó region and surrounding mining areas of northern Chile.

The climate is typical for the northern Chilean Andes.  Precipitation is generally limited to snowfall in April through September and rain is rare.  Daytime temperatures in summer months reach 23 degrees Celsius, with night-time lows of five degrees Celsius.  Daytime temperature in winter is around freezing, with night-time temperatures dropping to -15 degrees Celsius.

A source of electric power must be negotiated, but the current concept involves building a temporary power line from Maricunga to the site for initial power supply. Long term power will be provided from a generation plant expansion (yet to be permitted and built) near Huasco in the south of Chile. The power will be delivered to the Cardones substation near Copiapó utilizing existing infrastructure, with some sections requiring upgrades. Capital costs estimates for the power plant and required upgrades have been included in the operating cost of $0.0502 per kilowatt-hour. Delivery of power from Cardones to the Cerro Casale site has been included in the capital cost estimates. The area topography consists of an area of major relief, with local variations in topography ranging from 3,700 metres to 5,800 metres in elevation.  Vegetation is sparse and generally restricted to small plants, mostly along stream beds and river courses.

Environmental Considerations

Ongoing environmental studies for the Cerro Casale project were initiated by CMC in 1998 and led to the preparation of the environmental impact study (“EIS”) presented to the Government of Chile’s responsible authority on March 12, 2001.  Following a documented review process, approval for this EIS was granted on February 1, 2002.  Through this approval the project has secured an important environmental authorization.

Based on AMEC’s review of the project, five items have been identified as potential environmental exposures that will require more study as the project advances.  These are:

1.             Environmental Approval of Power Supply Infrastructure.  The future supplier of electrical power will need to obtain environmental permits for construction of power lines.  It is reasonable to expect that administrative approval of power supply infrastructure will be granted.

2.             Environmental Approval of Port Facilities.  CMC will need to obtain permits to build additional port facilities for concentrate shipping.  It is reasonable to expect that CMC will negotiate terms for use of the port and that the necessary permits for construction of port facilities will be granted by the Chilean government.

3.             Acid Rock Drainage (“ARD”) potential.  There is still uncertainty regarding whether the mine wastes from Cerro Casale will produce ARD.  The potential for elevated concentrations of base metals such as copper and zinc is yet to be determined.  ARD assessment work to date has shown that most of the sulphur occurs as sulphate minerals which readily dissolve in water, and could potentially result in drainage waters that carry over 1,000 milligrams per litre of sulphate.  Preliminary models of waste rock water infiltration, however, show that there will be no net infiltration in periods with average annual precipitation and low (10-15 millimetres/year) infiltration in years with higher than average precipitation. ARD potential deserves additional study.

4.             Impacts on surrounding water systems from water take operations conducted in the Piedra Pomez well field.  Permits for use of groundwater in the Piedra Pomez basin have been granted by the Chilean Government.  Groundwater exploration programs carried out by Placer Dome contractors have identified the Piedra Pomez basin as an endorreic system, or closed topographic and hydromorphic basin, based on geochemical studies.  The geology of the basin is such that the basin may not be closed geohydrologically. Additional work may be warranted to confirm the lack of a hydrological connection with surrounding surface water systems.

5.             Downstream impacts from operation of tailing impoundment and waste rock dump facilities.  The tailings impoundment is based on conceptual designs, and further study of the potential of seepage from the impoundment should be carried out in the future.  The potential downstream impact of ARD should be revisited once more information regarding ARD potential is developed.

The next step in relation to the environmental process will be to obtain sectorial permits from the various agencies that have authority over environmental resources and construction, operation and closure of project infrastructure.

History

MAAC first explored the Aldebarán area in the late 1980s, drill testing multiple areas of alteration. Anglo American drilled two holes in the Cerro Casale deposit in 1989. In 1991, Anglo American conveyed its interests in the Cerro Casale property to Compañía Minera Estrella de Oro Limitada (“CMEO”) and Compañía Minera Aldebarán (“CMA”), two companies presently owned by Kinross and Barrick, with their respective predecessors, Bema Gold Corporation (Bema) and Arizona Star, being members of the Bema Shareholders Group, the legal entity at that time. CMA, on behalf of the Bema Shareholders Group, conducted exploration drilling from 1991 through 1997, targeting both oxide and sulphide gold-copper mineralization. In 1997, Bema completed a feasibility study for development of oxide gold-copper mineralization, a prefeasibility study for an oxide-sulphide operation and a scoping study for development of deep sulphides.

In 1998, Placer Dome Inc., through its subsidiary Placer Aldebarán (Cayman) Limited and the Bema Shareholders Group, established CMC to continue exploration and development of various gold-copper deposits in an area of interest covering the known gold-copper mineral occurrences in the Cerro Casale area.

Placer Dome Latin America (Placer Dome), as general manager of the project, continued drilling in 1998 and 1999, leading to completion of a feasibility study in 2000. Work in 1998 included property-wide geological mapping, ground and airborne magnetic surveys and Audio Frequency Magnetic Telluric surveys.

In 2005, Placer agreed to sell its 51% interest in the project to Arizona Star.  Prior to completion of the transaction, Placer was taken over by Barrick.  Arizona Star subsequently entered into definitive agreements in June 2006 with Barrick for acquisition by Arizona Star of Barrick’s 51% interest in CMC.

In February 2007, Kinross completed its acquisition of Bema and in March 2008, Barrick completed its acquisition of Arizona Star, with the resulting ownership of CMC being 51% Barrick and 49% Kinross.

Geological Setting

The Cerro Casale deposit is located in the Aldebarán subdistrict of the Maricunga Volcanic Belt.  The Maricunga Volcanic Belt is made up of a series of coalescing composite, Miocene andesitic to rhyolitic volcanic centres that extend for 200 kilometres along the western crest of the Andes.  The volcanic rocks are host to multiple epithermal gold and porphyry-hosted gold-copper deposits, including Cerro Casale, Maricunga, Marte and La Coipa, as well as numerous other smaller mineral prospects.  The volcanic rocks overlie older sedimentary and volcanic rocks of Mesozoic and Paleozoic age.

Reverse faults parallel to the axis of the Andes have uplifted hypabyssal intrusive rocks beneath the extrusive volcanics, exposing porphyry-hosted gold-copper deposits in the Aldebarán area such as Cerro Casale, Eva, Jotabeche, Estrella and Anfiteatro.  Composite volcanic centres are still preserved in the immediate Cerro Casale area at Volcan Jotabeche and Cerro Cadillal.

Extensive hydrothermal alteration consisting of quartz-feldspar veinlet stockworks, biotite-potassium feldspar, quartz-sericite and chlorite occurs in these intrusive centres.  Gold-copper mineralization is principally associated with intense quartz-sulphide stockworks, potassic and phyllic alteration.

Exploration

RC and Core drilling have been carried out in multiple campaigns since 1989. Anglo American drilled two RC holes in 1989. Bema and Arizona Star drilled a large number of RC and Core holes between 1991 and 1997.  Placer Dome drilled additional confirmation, infill and geotechnical core holes in 1998 and 1999.

A total of 224 RC and 124 Core holes comprising 122,747 metres support the resource estimate for Cerro Casale.  RC drilling was used principally to test the shallow oxide portion of the deposit on the north side of Cerro Casale and to pre-collar deeper core holes.  RC holes have a range in depth from 23 to 414 metres and a mode of 100 metres. The average RC hole depth is 193 metres.

Core drilling was used to test mineralization generally below 200 metres.  Core holes are from 30 to 1,473 metres deep. Drilling tools produced NC (61 millimetre), HQ (61 millimetre), NQ (45 millimetre) and HX (63 millimetre) cores.  Core recovery is poorly documented but appears to have exceeded 95%.

Mineralization

Gold-copper mineralization occurs in quartz-sulphide and quartz-magnetite-specularite veinlet stockworks developed in the dioritic to granodioritic intrusives and adjacent volcanic wall rocks.  Stockworks are most common in two dioritic intrusive phases, particularly where intrusive and hydrothermal breccias are developed. Mineralization extends at least 1,450 metres vertically and 850 metres along strike.  The strike of mineralization follows west-northwest fault and fracture zones.  The main zone of mineralization pinches and swells from 250 to 700 metres along strike and down dip steeply to the southwest. The highest grade mineralization is coincident with well developed quartz-sulphide stockworks in strongly potassic-altered intrusive rocks.

Oxidation resulting from weathering and/or high oxygen activity in the last phase of hydrothermal alteration overprints sulphide mineralization in the upper portion of the Cerro Casale deposit.  Oxidation locally extends deeply along fault zones or within steeply dipping breccia bodies.  Oxidation generally goes no deeper than 15 metres where vertical structures are absent.  Oxide is present in linear oxidation zones as deep as 300 metres along major fault and fracture zones, or as pendants along the intersection of multiple fault zones.

Drilling

Most RC and Core holes were drilled from south to north, inclined at -60 to -70 degrees to intersect the steeply south-dipping stockwork zones at the largest possible angle.  Drill hole spacing varies with depth.  Drill hole spacing in shallow oxide mineralization is approximately 45 metres.  Average drill spacing in the core of the deposit in the interval between 3,700 and 4,000 metres is about 75 metres.  Drill spacing increases with depth as the number of holes decrease and holes deviate apart.  Average spacing at the base of the ultimate reserve pit is about 100 metres.

Sampling and Analysis

Sampling of Core and RC cuttings was done in accordance with standard industry practices. Collar surveying was of suitable accuracy to ensure reliable location of drill holes relative to the mine grid and other drill holes.  Downhole surveys of RC and Core holes are not complete and locally downgrade the confidence in the position of individual intercepts of deep mineralization.  Holes not surveyed are dominated by RC holes testing oxide mineralization less than 200 metres deep.

Logging of RC drill cuttings and core followed procedures suitable for recording lithology, alteration and mineralization in a porphyry deposit.  AMEC found the quality of logging to be generally professional and interpretations of lithology and stockwork veining intensity to honour original logs.  Geological data and interpretations are suitable to support resource estimates.

Sample preparation and assay protocols generally met industry standard practices for gold and copper, although the 150 gram split for pulverization from 1991 through 1994 is substandard for gold analyses and resulted in poorer precision compared to subsequent years.

Gold was determined on a one assay-ton aliquot by fire assay with either a gravimetric or atomic absorption finish. Copper and silver were obtained from a two gram sample aliquot by atomic absorption after an aqua regia digestion. Assay methods conform to industry standard practices.

Security of Samples

Assay quality assurance/quality control (“QA/QC”) protocols were observed throughout all drilling campaigns, with blind standard reference materials (“SRM”), blanks and duplicates being inserted into the sample series since the inception of Bema’s RC drill programs in 1993.  Monitor Geochemical Laboratories used internal quality control procedures for assays in 1991 through 1994.

An external consultant reviewed QA/QC results in detail for 1991 to 1994 and again in 1997 for Core and RC holes drilled in 1995 and 1996.  Overall, results indicated that sampling, preparation, and analytical procedures were adequate for obtaining reproducible (±20%) results for gold and copper.

Another external consultant evaluated QA/QC data for RC and Core assays in the 1996 and 1997 drilling programs. SRM performance and assays of blanks, duplicate and checks show acceptable analytical accuracy and precision.

AMEC independently evaluated QA/QC data for 1998 and 1999 drilling campaigns.  Assays of SRMs show suitable accuracy. Assays of pulp duplicates indicate a precision of ±19% for gold and ±6% for copper at the 90th percentile, which is marginally acceptable for gold.  Assays of SRMs in 1999 show erratic patterns, but pulp duplicates indicate the same preparation and assay precision for gold and copper as in 1998.  Analyses of blanks show contamination of up to 0.1 grams per tonne gold during sample preparation for batches 135 to 234.  These are mostly for holes in prospects other than Cerro Casale, but do include assays for Cerro Casale Core hole CCD111 and geotechnical holes 99GT003-006. Gold grades above the 0.4 grams per tonne internal cut-off are present in holes 99GT003, 99GT006 and CCD111.  Coarse reject material should be reassayed for these holes prior to the next mineral resource estimate update.

AMEC reviewed all previous analyses of QA/QC data by external consultants and agrees with their conclusions. With the exception of some remedial work required for holes CCD111 and geotechnical holes 99GT003 and 99GT006 (representing a small percentage of resource blocks), assays are of sufficient accuracy and precision to support resource estimates.

Geological, geotechnical and analytical information was developed over a period of multiple exploration programs between 1991 and 1999.  Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered.  With the exception of one period of drilling, assays were received electronically from the laboratories and imported directly into drill hole database spreadsheets.

An external consultant audited 5% of entries for geological attributes and assays against original logs and certificates for the 1991 to early 1996 drilling campaigns and found an error rate of 0.2%.  The same consultant again audited the database for 1996 and 1997 drilling and found an error rate of 0.294%.  AMEC audited all of 1998 and 1999 drilling data from Placer Dome and found no errors for assays and lithology for 1,558 entries (4.5%).

The assay and geological databases are considered by AMEC to be suitable to support resource estimates.

AMEC did not independently sample drill core and obtain commercial assays of check samples.  This was not considered to be necessary given the extent of historical blind QA/QC undertaken by Bema and Placer Dome and the level of independent auditing of sampling and assaying in 1994 through 1997.

Mineral Resource and Mineral Reserve Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades and category. Assumptions are outlined in the Notes — 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16.

Mining and Processing

There are no mining or milling operations at Cerro Casale.

Exploration and Development

A preliminary feasibility study for the development of an open pit operations, 150,000 tonner per day concentrator was completed in December 2008.  Engineering and feasibility work is ongoing to complete a final feasibility study for the Cerro Casale deposit in 2009.  To complete the feasibility study, geotechnical drilling is being completed for the pit slopes, tailings dam, leach pad and mill site.  Drilling for hydrogeologic investigation and condemnation drilling to characterize the development sites are ongoing for completion in 2009.

In 2008, eight in-fill core holes were completed within the deposit area to increase sample density in key areas of the deposit.

No exploration activity is contemplated for 2009.

Fruta del Norte, Ecuador

General

Kinross acquired Aurelian in 2008 and now wholly owns the Condor project, which includes the Fruta del Norte deposit. The Fruta del Norte deposit was discovered in the first half of 2006 and is a significant gold and silver deposit. Outside this deposit, the Condor project area has several other exploration targets which require additional work.

Property Description and Location

The Condor project consists of 35 mining concessions which cover approximately 95,152 hectares located in southeastern Ecuador, largely in the province of Zamora-Chinchipe, with some in Morona-Santiago.  The majority of the concessions form a large contiguous block that extends from the Rio Nangaritza eastward to the international border with Peru.  The term of each concession is 360 months (30 years), except La Zarza concession which has a term of 240 months. All concessions are renewable.

Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The nearest city to the Condor project area is Loja, the fourth largest city in Ecuador.  Loja has a population of approximately 170,000 and lies approximately 80 kilometres west-southwest of La Zarza concession.  Loja has daily scheduled air service from the national capital Quito, as well as from Ecuador’s largest city and port Guayaquil. The Condor project area is located approximately 195 kilometres from Loja and is accessible by road.

The Cordillera del Condor is a mountain system situated east of, and parallel to, the axis of the Andes Mountains.  It defines the international border with Peru in southeastern Ecuador.  Locally, the Cordillera del Condor consists of heavily dissected, steep ridges that rise from the Rio Zamora and Rio Nangaritza valleys (approximately 850 metres above sea level) to sharp ridges and flat-topped mesas, up to 2,400 metres above sea level, which lie along the border.  The majority of the Condor project, including La Zarza concession, lies in the highlands south of the Rio Zamora and east of the Rio Nangaritza, both of which flow into the Amazon River drainage system.

Tropical rainforest canopies most of the region except where cleared for agriculture in the river valleys and adjacent slopes.  The flat-topped mesas, or paramos, along the border are covered by low shrub and heathland.  Typically, over 0.5 metre of composting vegetation overlies many metres of saprolite. Saprolite is produced by tropical weathering of bedrock to clay with variable preservation of original rock textures.  Landslides are common, transporting soil, weathered bedrock and vegetation down-slope to locally expose relatively fresh rock on hill slopes.  Variably weathered bedrock is also locally exposed in mountain streams within ravines (quebradas).

As a result of its location near the equator, daily average temperatures are fairly constant between 21 and 24 degrees Celsius. Annual precipitation in the region averages between 1,800 millimetres and 2,500 millimetres. Lower average daily temperatures and higher monthly rainfall prevail at higher elevations such as La Zarza concession.

Environmental Considerations

The mining concessions comprising the Fruta del Norte deposit have been combined into 11 blocks of concessions and each block has an approved Environmental Impact Study.  Since June 2007, Aurelian and Kinross have been updating environmental baseline data with a view to updating the Environmental Impact Studies.  Baseline studies carried out include information on noise quality, air quality, water quality, water flows, sediment quality, flora, socio-economy and archaeology.  No material environmental issues have been noted to date based on the foregoing studies.

In 2008, Golder Associates carried out work to determine the potential for metal leaching and acid rock drainage (“ARD”).  Golder Associates indicated that rock proximal to the ore zone is likely to be potentially ARD generating, but that development rock has variable sulphur content and possibly low potential for ARD.  Leach tests carried out indicate that contact waters may contain concentrations of potential contaminants exceeding Ecuadorian water quality standards.  Flotation tailings appear to have variable potential for ARD and, as expected, the flotation concentrate has potential for ARD.

History

In 2001, Patrick Anderson and Keith Barron, co-founders of Aurelian Resources Corporation Ltd. (the private, predecessor company to Aurelian), recognized the exploration potential of southeastern Ecuador and began compiling a land package in the Cordillera del Condor region through staking under the recently revised mining act.

Modern exploration of La Zarza concession began in 1996 with reconnaissance sampling by Minera Climax del Ecuador (“Climax”), a subsidiary of Climax Mining Ltd. of Australia.  It optioned the concession from Amlatminas S.A. (“Amlatminas”) in March 1997 and began a more extensive exploration program.

During 1997 and 1998, Climax conducted mapping, soil sampling, induced polarization (“IP”) geophysical surveying and drilling programs on La Zarza concession.  The work focused on the Bonza and Ubewdy prospects, located approximately 1.5 and three kilometres, respectively, to the south of Fruta del Norte.  Both of these prospects were mined by artisanal miners between 1993 and 1996.  Work completed in the Fruta del Norte area included the gradient array IP survey that produced a strong coincident resistivity and chargeability anomaly due north of the BLP prospect and approximately 200 metres east of the Fruta del Norte epithermal system.

Climax mapped La Zarza concession in 1997 and took the first known rock samples from the Fruta del Norte area.  Stockwork veining in the Misahuallí volcanics, 50 metres west of the IP anomaly, assayed 102 parts per billion gold.  Two additional samples described as “quartz stockwork veining in conglomerate” from an area further to the west assayed up to 1,034 parts per million arsenic, 159 parts per million antimony and 101 parts per billion gold.  These are believed to have probably come from weak mineralization above the Fruta del Norte epithermal deposit.

Climax interpreted the Suarez conglomerate as filling a fault bounded pull-apart basin in the volcanics but also concluded that the conglomerate predated epithermal mineralization.  As a result, Climax did not consider drill testing below the conglomerate for buried mineralization.  Although listed as its Priority 1 target, the IP anomaly was never drill tested before Climax ceased exploration of the concession in mid-1998.  The terms of the option agreement to purchase La Zarza concession were not fulfilled and the concession reverted to Amlatminas in March 1999.

Following the departure of Climax, artisanal miners recommenced bedrock operations at Las Peñas, and started similar mining operations at Aguas Mesas Norte and Sur.  Aurelian’s exploration began in 2001 with an initial site visit and continued in 2002 with confirmation sampling on La Zarza concession, completed for the Technical Report supporting the company’s TSX-V listing.

Up until late 2005, Aurelian’s exploration focused on more advanced targets peripheral to the Suarez pull-apart basin such as the BLP, Aguas Mesas and Puente-Princesa prospects.  Simultaneously, Aurelian conducted a regional stream geochemical survey on all concessions.

Aurelian’s exploration focus shifted in late 2005 due to the reinterpretation of the timing of the Suarez conglomerate deposition relative to the epithermal gold mineralizing event.  This work came after the recognition that the epithermal gold mineralization at Bonza was partially buried by the Suarez conglomerate, with only a late pulse of epithermal mineralization occurring after sedimentation.

The new exploration model, developed by Steve Leary, Aurelian’s exploration manager, reinterpreted the observations and predicted that significant epithermal gold mineralization may have formed in andesite within dilational faults along the Suarez basin margins.  This was the turning point that resulted in the discovery of Fruta del Norte.  Subsequently, the Suarez conglomerate was interpreted to have buried the epithermal system and these rocks experienced only a late, weak pulse of hydrothermal alteration.  Based on the new exploration model, the Aurelian board of directors approved a program of drill testing for buried mineralization within the Suarez pull-apart basin in September 2005.

Geology and Mineralization

The Fruta del Norte epithermal gold-silver deposit and encompassing Condor property is located in the Cordillera del Condor.  The cordillera dominantly comprises Jurassic arc-related plutonic and attendant volcanic host units. Basin-related Lower Cretaceous volcano-sedimentary rocks unconformably overlie the Jurassic units and were deposited post-mineralization at Fruta del Norte. The mineralized corridor of the Cordillera del Condor and the contiguous Corriente Copper Belt consists of numerous porphyry copper, copper-gold skarn and epithermal gold-silver deposits.

The Fruta del Norte deposit is classified as an intermediate sulphidation epithermal gold-silver system, with multi-phase quartz-carbonate-sulphide stockwork veining and hydrothermal brecciation traced over widths of 80 to 150 metres at the central part and increasing to over 300 metres at the southern end.  The epithermal system is currently defined over a strike length of 1,300 metres. The stockwork veining comprises closely spaced, multidirectional veinlets at shallow levels, but at depth the number of sheeted veins increases while the overall stockwork intensity progressively decreases.  Hydrothermal brecciation textures vary from fine, millimetre-scale crackle brecciation to matrix-supported brecciated “veins”.  The deposit is also cut by a series of more discrete, larger (half a metre to more than five metres in width), banded epithermal veins.  These veins typically exhibit classic space-filling epithermal textures with crustiform-colloform banding, cockade and bladed calcite (usually pseudomorphed by quartz).

The alteration mineral assemblages within the host andesite consist of proximal intense silicification with fine disseminated sulphide (primarily pyrite and marcasite) within a broad illite-pyrite + silica halo, grading out into widespread propylitic (chlorite-epidote-calcite) alteration.  Smectite (often as iron-rich celadonite) occurs high up in the system, grading downwards into illite.  Sericite is also locally detected at depth.  Rarer kaolinite has been observed in veins and fractures high up in the system.  Carbonate alteration is usually present within the manganese-carbonate stockwork zone.

Mineralization at Fruta del Norte is dominantly associated with chalcedonic to crystalline quartz, manganese carbonates (manganoan calcite with lesser kutnahorite and rhodochrosite), calcite, adularia, barite, marcasite, pyrite as well as subordinate sphalerite, galena, chalcopyrite with trace tetrahedrite and other silver sulphosalts.  Rare accessory minerals that have been identified include cinnabar, rhodonite, stibnite and arsenopyrite, pyrrhotite, hematite, acanthite and native silver.

The bulk of the gold is microscopic and is associated with quartz, carbonates and sulphides.  Much of the gold is “free milling”, but the mineralization is moderately refractory, with approximately 40% of the gold locked in sulphides.  Coarse visible gold is common, however, and is usually associated with higher grades.  Individual gold grains range from discrete specks less than 0.1 millimetre to “broccoli-like” arborescent crystals more than 10 millimetres across. Visible gold occurs in all mineralized zones, in quartz or carbonate, as well as within pyrite or silver sulphosalt clusters.

Exploration

The regional exploration program is currently focused on targets beneath the Suarez Formation cover within the pull-apart basin, where dilational faulting may have produced other epithermal systems of similar or greater tenor to Fruta del Norte.  This exploration model, however, does not preclude exploration for other types of deposits within the Condor project.

Drilling

Drilling in the Fruta del Norte area totalled 85 holes (45,051 metres) to the end of drill hole CP-07-139. The database was frozen in June 2007 for use in determining the current mineral resource estimate. Drilling has targeted the system on 100 metre north spaced sections, from 9582700N to 9583900N.  Drill hole spacing on section varies between less than 50 metres to 100 metres in a down-dip direction.

Core holes were originally drilled with two man-portable Hydracore wire-line rigs, supplied and staffed by either Paragon del Ecuador of Cuenca, Ecuador, or Kluane Drilling of Vancouver, B. C., Canada.  Initially these rigs had been moved, positioned and supplied solely by manpower, but since the completion of the road to Fruta de Norte, drilling has been supported by all-terrain vehicles, trucks and bulldozers as well as helicopters.  Four larger bulldozer/excavator supported skid-mounted wire-line rigs, an LY38, two Boyle B-37s and an LF70, have also been operating on site since late 2006 or early 2007.

All rigs except Kluane have drilled HQ or HQ3 sized core (63.5 or 61 millimetre diameter) in the upper part of each drill hole (100 to 400 metres) and NQ or NQ2 core (47.6 or 50.6 millimetres) from deeper sections.  The Kluane rig produces NTW (NQ thin wall, 56 millimetre) and BTW (BQ thin wall, 42 millimetre) size core.  All rigs used are capable of drilling at angles from -45 degrees to vertical, with the man-portables capable of reaching depths of up to 700 metres and the large rigs capable of reaching depths over 800 metres.  Core recovery consistently exceeds 95% except in fault zones and strongly weathered, near-surface intervals.

Sampling and Analysis

All strongly altered or epithermal mineralized intervals of core were sampled, with the exception of some intervals within the Suarez Formation once it was established that this material did not contain potentially economic levels of gold.  Sampling always began at least five samples above the start of mineralization.  Sample intervals were a maximum of two metres in unmineralized lithologies and a maximum of one metre in mineralized lithologies.  Smaller samples were selected around high grade, visible gold-bearing veins, with a minimum sample length of 20 centimetres.

Geological changes in the core such as major mineralization/alteration intensity and lithology changes were used as sample breaks. Also, core size changes and any zones of core loss were used as sample breaks.

Large discrete veins that might possibly be modelled or mined as separate structures were sampled separately.

All samples were originally cut in half using custom-made, gasoline engine-powered diamond core saws. These saws were recently changed to electric-powered saws. Each saw has sliding trays and customized core cradles sized for each core diameter in order to ensure a straight cut down the cut line and to minimize the loss of friable core during cutting.

Areas of very soft rock (e.g., fault gouge) are cut with a machete, using the side of the core channel to ensure a straight cut. Areas of very broken core (pieces less than one centimetre) were sampled using spoons.

Samples from the Fruta del Norte drilling program have been assayed by ALS Chemex and Inspectorate, which both maintain sample preparation facilities in Quito. Samples from ALS Chemex have been analyzed in its Vancouver, B.C., laboratory or, since January 1, 2007, at Lima, Peru. Inspectorate performs its analyses in Lima, Peru. Both laboratories are ISO 9001 accredited.

All of the samples were analyzed for gold.  A multi-element geochemical package was also used, with reassays for some elements which exceeded certain threshold values.  As with the sample preparation, the assaying protocols used have varied somewhat over the course of the drilling program.

Gold was determined by fire assay with an inductively-coupled plasma - atomic emission spectroscopy (“ICP-AES”) finish and by fire assay with an atomic absorption spectroscopy finish. If gold assays greater than 10 grams per tonne were detected, then over-limit reassays were completed using a fire assay with a gravimetric finish.

Multi-element analysis was completed using a 32- or 34-element package (including silver) with an aqua regia acid digestion and ICP-AES finish.

Security of Samples

Core trays were stored briefly at the drill rig (24 hour a day drilling schedule), before having a wooden lid nailed to the top for transportation to the Peñas exploration camp by Aurelian personnel.  The trays have either been carried by Aurelian field workers, mules, on quad bikes or in light pickups.

Once at Peñas, the core is checked by geologists and stored in the core shed during the logging and sampling process. As soon as samples have been taken, they are sealed in plastic bags and rice sacks using single-use plastic cable ties and stored in a locked shed overnight. The Peñas camp has 24-hour armed security guard patrols (minimum two guards per shift, day and night), who monitor any activity in the core shed area. A professional security company has been retained for this purpose (SEVISA from Loja, Ecuador, or TERDEL from Zamora, Ecuador).

Until November 2006, sample transport to the road end was by canoe, with a minimum of two Aurelian personnel on each trip. After November 2006, the exploration camp was accessible by all-weather road and the canoes were no longer necessary. Samples were transported to Quito by Aurelian drivers in light trucks where the custody of the samples is handed over to laboratory.

Mineral Reserve and Resource Estimates

Refer to Kinross Mineral Reserves and Mineral Resources on pages 13 –– 16 for quantity, grades and category. Assumptions are outlined in the Notes – 2008 Kinross Mineral Reserve and Mineral Resource Statements section commencing on page 16.

Mining and Milling Operations

There are no mining or milling operations at Fruta del Norte. c is planning to prepare a prefeasibility study, commencing in 2009.

Exploration and Development

Kinross plans to continue its exploration of Fruta del Norte in 2009 and has budgeted $9.9 million for exploration activities.  A total of $45 million has been budgeted to upgrade mineral resources and support a prefeasibility study on the Fruta del Norte deposit.

Other Kinross Properties

Round Mountain, Nevada, United States

Kinross owns an undivided 50% interest in and operates the Round Mountain gold mine through its wholly-owned subsidiary Round Mountain Gold Corporation (“RMGC”).  Two affiliates of Barrick collectively own the remaining 50% interest in the joint venture common operation known as the Smoky Valley Common Operation.  Kinross acquired its interest in Round Mountain in January 2003.  Detailed financial, production and operations information for Round Mountain is available in the MD&A.

The Round Mountain mine is located 96 kilometres north of Tonopah in Nye County, Nevada.  The Smoky Valley Common Operation controls the mineral and surface rights covering approximately 25,030 hectares through ownership of 105 patented lode claims, four patented placer claims, and two leased patented lode claims, 3,310 unpatented lode claims, 12 unpatented mill site claims and 188 leased unpatented claims.

Mine production is subject to a net smelter return royalty ranging from 3.53% at gold prices of $320 per ounce to 6.35% at gold prices of $440 or more per ounce.  During 2008, the royalty averaged 6.35%.  Production had been subject to a gross revenue royalty of 3%, to be reduced to 1.5% after $75 million had been paid.  During 2008, Kinross purchased this royalty and offered affiliates of Barrick the opportunity to purchase 50% of this royalty, which purchase was completed during the second quarter of 2008.  During 2008, a total of $35.7 million in royalties was paid.  In addition, there is a 5% Net Proceeds of Minerals Tax payable in respect of production from Round Mountain.

The first gold production from the Round Mountain district occurred in 1906.  The original Smoky Valley Common Operation was formed in 1975 to operate the mine and commercial production commenced in 1977.  A series of ownership changes occurred which eventually led to the current 50-50 ownership by Barrick and Kinross.

The Round Mountain mine currently operates a conventional open pit that is approximately 2,500 metres long in the north-west, south-east direction and 1,500 metres wide.  The operation uses conventional open-pit mining methods and recovers gold using four independent processing operations.  These include crushed ore leaching (reusable pad), run-of-mine ore leaching (dedicated pad), milling and the gravity concentration circuit.  Most of the ore is heap leached, with higher grade oxidized ores crushed and placed on the reusable pad.  Lower grade ore, ore removed from the reusable leach pad and stockpiled ore that was previously leached are placed on the dedicated pad.

The site Plan of Operations and Comprehensive Reclamation Plan filed with the BLM and the Nevada Division of Environmental Protection (“NDEP”) have been approved for all current operational facilities.  Annual updates of the Reclamation Plan are prepared to adjust for cost inflation and to take credit for concurrent reclamation activities and submitted to the BLM and NDEP.  Kinross has posted letters of credit totalling approximately $21.3 million in support of its share of site restoration costs as of February 2009.

Round Mountain is currently in the process of permitting an expansion, which is expected to extend the mine life to 2024.  Exploration will continue in 2009 with an emphasis on the Manhattan area to the south of the Round Mountain mine.  The program will consist of drilling at Salisbury Peak, Mustang Hill and the Manhattan Mine area.  Generative work to identify new targets will consist of geologic mapping, geophysical survey and geochemical surveys.

La Coipa, Chile

Kinross owns a 100% interest in the La Coipa mine, following the completion of an asset swap transaction with Goldcorp on December 21, 2007 pursuant to which Kinross acquired the 50% interest previously owned by the operator Goldcorp.  Kinross acquired its initial 50% interest in January 2003. Detailed financial, production and operational information for the La Coipa mine is available in the MD&A.

The La Coipa mine, located approximately 1,000 kilometres north of Santiago in Copiapo Province, consists of six deposits (notable deposits being Ladera-Farellon, Coipa Norte, Becha Norte, Chimberos and Puren), which are operated by Compania Minera Mantos de Oro (“MDO”), a Chilean subsidiary of Kinross, except for Puren which is operated through a joint venture between MDO and Codelco-Chile, with participation interests of 65% and 35%, respectively.  The La Coipa mine consists of approximately 7,500 hectares of mineral claims.  In addition, Kinross holds a 50% interest in CMCLC which covers approximately 7,294 hectares in the area surrounding the La Coipa mine.

No royalties are payable on gold and silver produced from the mine.  A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the corporate income tax already paid.

The La Coipa area was identified as a potential precious metals prospect almost a century ago, but did not receive much attention until the 1970s when several companies began to actively explore the area.  MDO began drilling in the La Coipa area in 1984 and has completed 334,265 metres of drilling since then, consisting of 1,764 RC holes and 172 Core holes.

The La Coipa mine currently operates three open pits (Ladera Ferellon, Coipa Norte and Puren). Mining is carried out with one hydraulic shovel, front-end loaders, diesel rotary drills and 154-tonne trucks.  Ore is crushed then ground in a circuit incorporating a SAG mill with a pebble crusher and two ball mills with a throughput of 17,000 tonnes per day.  The ground ore is leached, then filtered and washed to separate out the tailings, and the solution is passed through a Merrill-Crowe plan.  The precipitate is then sent to the refinery.

The La Coipa mine received an ISO 14001 certification in July 2002, which was confirmed in 2006.  There are comprehensive management systems and procedures in place for environment, health and safety.  The most significant environmental issue relates to the mercury contained in ore, which after processing and placement in the tailings facility resulted in mercury contamination of the Quebrada La Coipa Aquifer.  In the mid 1990s, mercury and cyanide (Hg/CN) from tailings seepage were detected in control wells.  MDO made appropriate notifications to responsible authorities and took remedial measures including installation of a groundwater treatment plant at the leading edge of the groundwater management area in 2000.  During 2005 and 2006, geochemical investigations in the tailings were completed to characterize the source of the mercury and groundwater hydrochemical and hydrological models were updated for the Quebrada La Coipa Aquifer.  The recommendation resulting from a workshop held in 2005 with various consultants and experts was to construct two concrete cut-off walls in the valley at the toe of the tailings areas to isolate the contaminated water and control the Hg/CN migration downstream in the valley.  Construction of both cut-off walls was completed in 2007.  Water treatment pilot plant tests, to treat water isolated between the concrete walls, were initiated in 2008 and will continue into 2009.  A seepage model for the tailings facility was developed that indicated tailings pore water will drain for about 80 years after the operation closes.  During that period, a water treatment plan will treat the seepage water to acceptable levels.  The effluent from the water treatment plant is planned to be injected into the groundwater system.  In addition, the water treatment plant at the leading edge of the groundwater management area will continue to operate until the mercury concentration is reduced to acceptable levels.  MDO voluntarily provided the remediation project to the regional regulatory authority with a Declaration of Environmental Impact (“DIA”), which DIA was approved on August 31, 2007.

Based on the existing proven and probable reserves at La Coipa, the mine is scheduled to cease production in 2011.  However, Kinross believes that there is potential for additional reserves and resources to be discovered near the present mine site.  In 2009, MDO plans to explore the Cominar property surrounding the La Coipa mine as it is believed to be an area of high potential for locating additional reserves for the MDO plant.

Kettle River — Buckhorn, Washington State, United States

Kinross owns a 100% interest in the Buckhorn Mine following the acquisition of Crown Resources in August 2006. Crown is a wholly-owned subsidiary of Kinorss and is the operator of the Buckhorn Mine.  Echo Bay Minerals Company is a wholly-owned subsidiary of Kinross and is the operator of the Kettle River Mill and also holds mineral properties in northern Washington State. Detailed financial, production and operational information for the Buckhorn Mine is available in the MD&A.

The Buckhorn Mine is located in the Myers Creek Mining District of north-eastern Okanogan county, Washington, approximately 77 kilometers by road from the town of Republic, Washington. The Project consists of approximately 4,700 hectares of contiguous patented and unpatented lode mining claims, mill site claims and state mining leases.

No royalties are payable on gold and silver produced from the mine. In 2006 Kinross exercised its right to buy-out the royalties on gold and silver production that had been retained by Newmont Mining Corporation.

Prospecting in the early 1900s lead to the development of several mines which produced minor amounts of copper, gold, silver and iron ore up to 1950. Several of these occur within the limits of the project. Exploration continued sporadically with concerted campaigns by large companies in the 1960s and 1970s. Systematic gold exploration began on the current property in 1988 and discovery of significant gold mineralization occurred during this year. Since 1988 a total of 956 holes, or 111,270 meters of drilling, have been completed on the property. These consist of 484 RC, 348 Core, 109 Airtrack and 15 Percussion holes.

The Buckhorn Mine is a three portal access underground mine which will produce material from two primary zones, the South-West and Gold Bowl zones. The primary mining method employed is cut and fill and the target production rate is 900 tonnes per day. The Buckhorn Mine ore is trucked 77 kilometers to the Kettle River Mill where the ore is crushed and then goes through a rod and ball mill and floatation circuit before being treated by Carbon-In-Leach. Throughput is capable of 1,800 tonnes per day. With excess capacity, the Kettle River Mill occasionally processes material from other mining companies in the western United States and Canada.

The environmental aspects of the project have been studied extensively since 1991 and on September 25, 2006 the Washington Department of Ecology issued a Final Supplemental Environmental Impact Statement and construction commenced. All permits necessary to commence commercial mining operations were issued by the end of 2007.

Based on the existing proven and probable reserves at Buckhorn, the mine is scheduled to cease production in 2015. However, Kinross believes that there is potential for additional reserves and resources to be discovered near the present mine site.

RISK FACTORS

The business and operations of Kinross are subject to risks.  In addition to considering the other information in this Annual Information Form, you should consider carefully the following factors in deciding whether to invest in securities of Kinross.  If any of these risks occur, or if other risks not currently anticipated or fully appreciated occur, the business and prospects of Kinross could be materially adversely affected, which could have a material adverse effect on Kinross’ valuation and the trading price for its shares.

The success of Kinross is dependent on gold and silver prices over which it has no control.

The profitability of Kinross’ operations is significantly affected by changes in the market price of gold and silver.  Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross.  The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical.  Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures.  If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.  The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal.  Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross’ profitability and cash flow would be negatively affected.  In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.  Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced.  In addition, the market value of Kinross’ gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.  Furthermore, certain of Kinross’ mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross’ control.

Kinross’ operations and profitability are affected by shortages and price volatility of other commodities and equipment.

Kinross is dependent on various commodities (such as diesel fuel, electricity, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects.  The shortage of such commodities, equipment and parts or a significant increase of their cost could have a material adverse effect on the Company’s ability to carry out its operations and therefore limit, or increase the cost of, production.  Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross’ control.  An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross’ operations and development projects.  If the costs of certain commodities consumed or otherwise used in connection with Kinross’ operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross’ operations or the development of some or all of Kinross’ current projects, which could have an adverse impact on Kinross’ financial performance and results of operations.

Kinross’ future plans rely heavily on mine development projects.

The Company’s ability to increase present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations.  Major development projects for Kinross include the Paracatu expansion in Brazil and the Fort Knox heap leach project in Alaska.  Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development projects are also subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits.  As a result of the substantial expenditures involved, developments are prone to material cost overruns versus budget.  The project development schedules are also dependent on obtaining the governmental approvals necessary for the operation of a project. The timeline to obtain these government approvals is often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Changes to the extensive regulatory and environmental rules and regulations to which Kinross is subject could have a material adverse effect on Kinross’ future operations.

Kinross’ mining and processing operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters.  The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America.  New laws and regulations, amendments to existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties.  Compliance with these laws and regulations is part of the business and requires significant expenditures.  Changes in regulations and laws could adversely affect Kinross’ operations or substantially increase the costs associated with those operations.  Kinross is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

The operations of Kinross require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays and uncertainties.  Such licenses and permits are subject to change in various circumstances.  Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses and other penalties.  There can be no assurance that Kinross has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that Kinross has all required licenses and permits in connection with its operations.  Kinross may be unable to timely obtain or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Kinross’ exploration programs in North America are subject to federal, state, and local environmental regulations.  For example, in the U.S., some of Kinross’ mining claims are on United States public lands and The United States Forest Service (the “USFS”) and BLM extensively regulate mining operations conducted on public lands.  Most operations involving the exploration for minerals are subject to laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odour, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners.  In addition, in order to conduct mining operations, Kinross will be required to obtain performance bonds related to environmental permit compliance.  These bonds may take the form of cash deposits, letters of credit provided through the banking syndicate line of credit, or, if available, could be provided by outside insurance policies.  Kinross will be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or mining activity may have upon the environment and propose mitigation to decrease environmental impacts.  All requirements imposed by any such authorities may be costly and time-consuming and may delay commencement or continuation of exploration, mine development or production operations.

Kinross’ mineral exploration and mining operations involve significant risks, including the difficult nature of establishing the existence of economic mineralization, significant up-front capital requirements, variability in deposits, and others that may restrict Kinross’ ability to receive an adequate return on its capital in the future.

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience, and knowledge may not eliminate.  Few mining properties that are explored are ultimately developed into producing mines.  Major expenses are required to establish reserves by drilling and to construct mining and processing facilities.  Large amounts of capital are frequently required to purchase necessary equipment.  Delays due to equipment malfunction or inadequacy may adversely affect Kinross’ results of operations.  It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Whether a gold or silver deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size and grade, costs and efficiencies of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold or silver, and environmental protection.  The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

The reserve and resource figures of Kinross are only estimates and are subject to revision based on developing information.  A significant reduction in these reserves and resources or in their estimates could negatively affect the price of Kinross’ stock.

The figures for reserves and resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing gold and silver prices and the cost of recovering and processing minerals at the individual mine sites.  Market fluctuations in the price of gold or silver or increases in the costs to recover gold or silver at Kinross’ mines may render the mining of ore reserves uneconomical and materially adversely affect Kinross’ results of operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could reduce materially Kinross’ reserves and resources.  Should such reductions occur, material write downs of Kinross’ investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in this Annual Information Form are based on various assumptions relating to gold prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.

The operations of Kinross outside of North America may be adversely affected by changing political, legal, and economic conditions.

Kinross has mining and exploration operations in various regions of the world, including Brazil, Chile, Ecuador and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties.  These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign development and ownership of mineral resources.  Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation.  A future government of these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries are often subject to differing interpretations and are subject to constant change.  Kinross’ interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities.  As a result, transactions may be challenged by tax authorities and Kinross’ operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to hazards and risks associated with exploration and mining activities.

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development, and production activities of precious metals mining properties, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage.  The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which Kinross has interests.  Hazards, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, flooding, pit wall failures and ground and slope failures, could have an adverse impact on Kinross’ operations.

If Kinross does not develop additional mineral reserves, it may not be able to sustain future operations.

Because mines have limited lives, Kinross must continually replace and expand its mineral reserves as they are depleted by production at its operations.  The life-of-mine estimates included in this Annual Information Form for each of Kinross’ material properties are based on a number of factors and assumptions and may prove to be incorrect.  Kinross’ ability to maintain or increase its annual production of gold and silver will significantly depend on its ability to bring new mines into production and to expand mineral reserves at existing mines.  Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change.  Substantial expenditures are required to establish mineral reserves and to construct mining and processing facilities.  As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries.  As a result, the reserve base of Kinross may decline if reserves are mined without adequate replacement and Kinross may not be able to sustain production beyond the current mine lives, based on current production rates.

The mineral resources of Kinross may not be economically developable, in which case Kinross may never recover its expenditures for exploration and/or development.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.  Measured, indicated and inferred mineral resources are not recognized by the U.S. Securities and Exchange Commission and U.S. investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered.

Kinross is subject to risks and expenses related to reclamation costs and related liabilities.  Increases in these costs over current estimates could have a material adverse effect on Kinross.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities.  Kinross estimates the net present value of future cash outflows for reclamation costs under CICA Handbook Section 3110 at $246.8 million as at December 31, 2008 based on information available as of that date.  Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

Kinross is subject to risks related to environmental liability, including liability for environmental damages caused by mining activities prior to ownership by Kinross.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the ownership of a property by Kinross.  The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross.  Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

Kinross’ production and cost estimates may vary and/or not be achieved.

Kinross prepares estimates of future production, operating costs and capital costs for its operations.  No assurance can be given that such estimates will be achieved.  Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross’ future cash flows, forward sales program, profitability, results of operations and financial condition.

Kinross’ actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes.  Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

Kinross’ operations could be adversely affected by changes in mining laws related to royalties, net profit payments, land and mineral ownership and similar matters.

Major changes to the mining laws of the countries in which Kinross owns mining properties may be considered from time to time.  If these legislative changes, which may relate to, among other things, royalty fees or net profit payments, are enacted in the future, they could have a significant effect on the ownership, use, operation and profitability of mining claims that Kinross owns or holds.  Any amendment to current laws and regulations governing the rights of leaseholders or the payment of royalties, net profits interests or similar amounts, or more stringent enforcement thereof in countries where Kinross has operations, could have a material adverse impact on Kinross’ financial condition and results of operations.

The business of Kinross could be adversely affected by the lack of infrastructure near its mine sites.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs.  Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross’ operations, financial condition, and results of operations.

There are currency, tax and permitting risks related to Kinross’ Russian operations, which could adversely affect Kinross’ Russian operations.

Kinross is subject to the considerations and risks of operating in the Russian Federation.  Certain currency conversion risks exist in the Russian economy.  Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited.  Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory, and political developments.

Russian laws, licenses, and permits have been in a state of change and new laws may be given retroactive effect.  Such licenses and permits, including construction and operational permits required from time to time in respect of a mineral project, may not be obtained on a basis consistent with our current expectations.  Further, ambiguity exists in regard to the interpretation of licenses and permits and the application of rules and regulations in regard to mining activities and associated environmental requirements in the Russian Federation.  The suspension, limitation in scope or revocation of a significant license or the levying of substantial fines could have a material adverse effect on our operations in the Russian Federation and Kinross’ financial results.  In such circumstances, the construction, development and mining activities may be significantly and adversely affected. Additionally, the Russian authorities and the Russian court system may not be predictable.  Challenges to foreign companies’ asset ownership, operations and regulatory compliance may be brought by Russian authorities for reasons that cannot be predictable. It is also not unusual in the context of dispute resolution in the Russian Federation for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations.

The Russian Federal Strategic Investments Law and amendments to the Russian Subsoil Law could have adverse effects on Kinross’ Russian operations.

On May 7, 2008, the federal laws “On the Procedure for Foreign Investment in Companies of Strategic Significance for State Defence and Security” (the “Strategic Investments Law”) and “On Amendments to the Subsoil Law” (the “Law on Amendments”) came into effect.  The Strategic Investments Law sets forth the criteria whereby certain transactions entered into by a foreign investor require prior approval from the Russian Federation

(“RF”) authorities.  Such approval will be required if: (1) the Russian Company (“RusCo”) is engaged in activities which are defined as strategic for the purposes of national security and defence, and (2) a potential foreign investor directly or indirectly obtains 10% or more of the voting shares of or there exists some other mechanism for control over (such as a management agreement) the RusCo.  The laws also apply to transactions and agreements entered into outside of the RF if such transactions or agreements result in the control over RusCo.

The Strategic Investments Law designates geological study and/or mining work in subsoil areas of federal significance as strategic activity.  According to the Law on Amendments, subsoil areas of federal significance, among other things, include those that contain according to the records of the state balance of mineral reserves as of January 1, 2006, gold reserves of 50 tonnes (or 1,763,698 ounces) or more and/or 500,000 tonnes or more of copper.  The law does not designate deposits containing silver in the list of deposits that are deemed “strategic”.  In accordance with the Law on Amendments, the list of the subsoil areas of federal significance was published on March 5, 2009 by the Ministry of Natural Resources (“MNR”) in an official publication approved by the RF.  The Kupol deposit was listed as a strategic deposit as its gold reserves exceed 50 tonnes.

Although the Kupol deposit is on the strategic deposit list, Kinross believes that these laws do not have a material impact on its current ownership and operation of the Kupol mine as it was obtained prior to the enactment of the Strategic Investments Law and the Law on the Amendments.  However, in the event that Kinross increases its ownership interest in Kupol, such transaction will be subject to applicable governmental approvals under the new Strategic Investments Law.  Further, a foreign purchaser of 10% or more of Kinross’ ownership interest will be required to obtain applicable governmental approvals.

Although progress was made in 2008, certain procedures, rules and regulations have yet to be promulgated under the Strategic Investments Law and the Law on Amendments.  Further, some provisions of these laws are drafted vaguely, making their application and interpretation unclear in certain areas and thus it is difficult to predict how these laws will be applied in practice.

Under the new laws and RF Government Resolution no. 697 dated September 16, 2008, combined license holders (such as CMGC with respect to the Kupol East and Kupol West licenses) are required to seek approval from the RF Government prior to commissioning mining operations on a strategic deposit under a combined license.  If such approval is not obtained, the law may impact the ability of CMGC to mine under the Kupol East and Kupol West combined exploration and mining licenses that are the subject of the proposed joint venture (the “Kupol JV”) with B2Gold (“B2”) and Chukotsnab State Unitary Enterprise (“CUE”) after completion of geological surveys, if 50 or more tonnes (a “strategic deposit”) are discovered during the exploration stage with respect to either of the deposits.  Although the RF Government has granted such approval to other foreign parties, there can be no assurance that such approval to mine will be granted to the license holder by the RF Government or what the terms of such approval might be.  In the case of a withdrawal of a license, the RF Government is required to reimburse the expenses incurred in respect of the geological study of the subsoil plot and any tender fee amount paid by the license holder.  In addition, the license holder may be paid a finder’s fee by the RF Government in its discretion.

There are political and economic risks relating to Kinross’ activities in Ecuador, which could adversely affect Kinross’ activities in Ecuador.

Kinross may be negatively affected by political uncertainty and economic instability, or by unanticipated legislative, regulatory or public policy initiatives, in Ecuador in the future.

On January 29, 2009, Ecuador’s new mining law took effect. However, the regulations pursuant to the new law, and the form of exploitation contract to which private mining companies will be subject, have yet to be finalized.

There are risks that, should they materialize, could create a situation adverse to the Company or which could undermine the ability of mining companies to operate successfully in the country. These risks include, but are not limited to, the possibility that: (1) the mining law is amended or administered in a manner which renders the development of the FDN deposit, or large-scale mining in general, uneconomic; (2) the Company is unsuccessful in entering into an “exploitation contract” with the government, as required under the mining law; (3) the regulations to be promulgated pursuant to the passage of the mining law, and/or related permitting requirements, make it difficult or impossible to proceed with the development of the FDN deposit on an economic basis; (4) a deterioration in Ecuador’s economy and public finances, or other unforeseen matters, causes the government to introduce fiscal measures which make it difficult or impossible for the Company to raise or justify the investment of capital necessary to successfully develop the FDN deposit; (5) a political party or coalition of parties hostile to the mining industry wins the national elections currently scheduled for April 26, 2009 and assumes control of the Presidency, the Congress or both; and (6) legal challenges result in court rulings that that find the mining law to be unconstitutional or that require substantive amendments to the mining law that are adverse to the future development of the mining industry. If the Ecuadorian government continues its existing default or subsequently defaults on additional foreign debt obligations, this could have negative implications for the country’s economy and investment climate, although Kinross does not anticipate it will impact the implementation and application of the new mining law.

Title and access to Kinross’ properties may be uncertain and subject to risks.

The validity of mining claims which constitute most of Kinross’ property holdings may, in certain cases, be uncertain and is subject to being contested.  Kinross’ titles, particularly title to undeveloped properties, may be defective.

Certain of Kinross’ United States mineral rights consist of unpatented mining claims.  Unpatented mining claims are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the United States government.  The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law.  In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.  The General Mining Law of the United States includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).  However, a Congressional moratorium against the filing of new applications for a mineral patent is currently in effect and is expected to remain in effect.

Certain of Kinross’ properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. For example in Brazil, there is legislation requiring the government to grant title to the Quilombola people who either still occupy their traditional lands or who are found, through a process administered by the Instituto Nacional de Colonizacao e Reforma  Agraria (INCRA), to have rights to certain lands. There are Quilombola communities in the Paracatu area.  An INCRA report issued on March 6th, 2009 concluded that the Machadinho Quilombola community has rights to 2,217.52 hectares of land in the area,  a portion of which (900 hectares) would be affected by the operation of the planned new tailings dam at Paracatu.

As a result the Company is negotiating an agreement with the Machadinho Quilombola Association (AQUIMA) to acquire rights to the lands demarcated by INCRA as Quilombola land. The Company expects that the negotiations will be successful and that it will acquire the necessary ownership rights to build and operate the facility, but there remains a risk that such agreement is not concluded on a timely basis which may adversely impact on the Company’s plan to construct a new tailings dam in the desired location under its current timetable.  In addition, the Company requires an installation permit issued by a state environmental protection agency to commence construction of the new tailings dam.  Although the Company believes its permit application to be in full compliance with Brazilian law, supported by local state authorities and expects the permit to be granted, the subject agency was recently enjoined from proceeding with its hearing to consider the Company’s permit application as a result of an injunction obtained by a state public attorney from a state court. Among other matters, the injunction stipulates a number of conditions that must be satisfied before the agency may proceed with its hearing to consider the Company’s permit application. Most of these conditions have been the subject of previous discussion with the state public attorney and the Company believes the conditions will be fulfilled and/or withdrawn pursuant to an agreement to be negotiated with the state public attorney to address its concerns and/or the successful appeal of the injunction by the Company.

However, there is a risk that such agreement or appeal will not be concluded or successful, respectively, which may adversely impact on the Company’s plan to construct a new tailings dam in the desired location under its current timetable. This same risk also applies to any similar injunctive relief granted by the federal court to the federal public attorney in connection with its injunction application (as discussed in more detail under the heading “Kinross Material Properties – Paracatu, Brazil – Paracatu Expansion”).

Numerous other companies compete in the mining industry, some of which may have greater resources and technical capacity than Kinross and, as a result, Kinross may be unable to effectively compete in its industry, which could have a material adverse effect on Kinross’ future operations.

The mineral exploration and mining business is competitive in all of its phases.  Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties.  The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration.  Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Accounting policies used by Kinross from time to time require management of the Company to make estimates, rely on assumptions and exercise best judgment.

The accounting policies and methods utilized by Kinross determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain.  Kinross’ financial condition and results of operations are reported using accounting policies and methods prescribed by Canadian generally accepted accounting principles (“GAAP”).  In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in Kinross reporting materially different amounts.

Management of Kinross exercises judgment in selecting and applying accounting policies and methods to ensure that, while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations.  Significant accounting policies to the Consolidated Financial Statements for the fiscal year ended December 31, 2008 are described in Note 2 to such statements.

Internal controls provide no absolute assurances as to reliability of financial reporting and statement preparation, and ongoing evaluation may identify areas in need of improvement.

Kinross has invested resources to document and assess its system of internal controls over financial reporting and it is continuing its evaluation of such internal controls.  Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which requires an annual assessment by management of the effectiveness of Kinross’ internal control over financial reporting and an attestation report by Kinross’ independent auditors addressing the effectiveness of Kinross’ internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.  Kinross’ failure to satisfy the requirement of Section 404 of the Sarbanes-Oxley Act on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Kinross’ business and negatively impact the trading price of its common shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross’ operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies may provide Kinross with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Kinross.

No evaluation can provide complete assurance that Kinross’ internal control over financial reporting will detect or uncover all failures of persons within Kinross to disclose material information otherwise required to be reported.  The effectiveness of Kinross’ controls and procedures could also be limited by simple errors or faulty judgments.  In addition, as Kinross continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that Kinross continue to improve its internal control over financial reporting.  Although Kinross intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the Sarbanes-Oxley Act.

 To operate successfully, Kinross is reliant on finding and retaining qualified personnel, including key executives.

In order to operate successfully, Kinross must find and retain qualified employees.  Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner.  One factor that has contributed to an increased turnover rate is the ageing workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross’ operations could be adversely affected.

In addition, Kinross has a relatively small management team and in the event that the services of a number of these executives were no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-man life insurance with respect to its executives.

Kinross may require additional capital that may not be available.

The mining, processing, development, and exploration of Kinross’ properties may require substantial additional financing.  Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross’ properties, or even a loss of property interest.

Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

Kinross’ level of indebtedness and an inability to satisfy repayment obligations could have a significant impact on its operations and financial performance.

Although Kinross has been successful in repaying debt in the past, there can be no assurance that it can continue to do so.  Kinross’ level of indebtedness could have important consequences for its operations and the value of its common shares including: (a) limiting Kinross’ ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross’ growth strategy or other purposes; (b) limiting Kinross’ ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross’ vulnerability to general adverse economic and industry conditions, including increases in interest rates, particularly given that a substantial portion of Kinross’ indebtedness bears interest at variable rates; (d) limiting Kinross’ ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross’ ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations.  Kinross’ ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors.  Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates.  Kinross cannot be certain that its future cash flow from operations will be sufficient to allow it to pay principal and interest on Kinross’ debt and meet its other obligations.  If cash flow from operations is insufficient or if there is a contravention of its debt covenants, Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity.  There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Kinross’ insurance may not cover the risks to which its business is exposed.

Kinross’ business is subject to a number of risks and hazards generally, including adverse environmental conditions and hazards, industrial accidents, labour disputes, adverse property ownership claims, unusual or unexpected geological conditions, ground or slope failures, pit wall failures, rock bursts, cave-ins, flooding, changes in the regulatory environment and inventory theft, most of which are beyond Kinross’ control, and natural phenomena such as inclement weather conditions, floods and earthquakes.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Kinross’ properties or the properties of others, delays in mining, monetary losses and legal liability.

Available insurance does not cover all the potential risks associated with a mining company’s operations.  Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss.  Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to Kinross or to other companies in the mining industry on acceptable terms.  As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons.  Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

The operations of Kinross in various countries are subject to currency risk.

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars.  The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, and Russian rubles.  The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms.  From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations.  Currency hedging involves risks and may require margin activities.  Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross’ financial position.  While the Chilean peso, Brazilian real and Russian ruble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

While Kinross generally has a “no gold hedge” policy, the Company may from time to acquire gold and/or silver hedge (or derivative product) obligations through acquisitions and/or employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.

While Kinross generally has a “no gold hedge” policy, the Company may from time to time through acquisition (e.g., through the acquisition of Bema) acquire gold and/or silver hedge (or derivative product) obligations.  Kinross may also from time to time employ hedge/derivative products in respect of other commodities, interest rates and/or currencies.  Hedge (or derivative) products are used to manage the risks associated with gold or silver price volatility, changes in commodity prices, interest rates, foreign currency exchange rates and energy prices.  Where Kinross holds such derivative positions, the Company will deliver into such arrangements in the prescribed manner.  The use of derivative instruments involves certain inherent risks including: (a) credit risk - the risk of default on amounts owing to Kinross by the counterparties with which Kinross has entered into such transactions; (b) market liquidity risk — the risk that Kinross has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (c) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Kinross incurring an unrealized mark-to-market loss in respect of such derivative products.

In the case of a gold or silver forward sales program, if the metal price rises above the price at which future production has been committed under a forward sales hedge program, Kinross may have an opportunity loss.  However, if the metal price falls below that committed price, revenues will be protected to the extent of such committed production.  There can be no assurance that Kinross will be able to achieve future realized prices for gold that exceed the spot price as a result of any forward sales hedge program.

The business of Kinross is dependent on good labour and employment relations.

Production at Kinross’ mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross.  Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business.  Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross’ business, results of operations, and financial condition.

Limitations on the rights of Kinross’ foreign subsidiaries could adversely affect its ability to operate efficiently.

Kinross conducts operations through foreign subsidiaries and joint ventures, and a substantial part of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict Kinross’ ability to fund its operations efficiently and pay principal and interest on any debt Kinross incurs.  Any such limitations, or the perception that such limitations may exist now or in the future, could have a material adverse impact on Kinross’ results of operations and financial condition.  The ability of Kinross’ subsidiaries to provide it with payments may be restricted by applicable requirements of agreements, corporate statutes, foreign capital transfer restrictions and prohibitions on fraudulent or preferential conveyances.

The failure of Kinross to pay royalties would adversely affect its business and operations.

Kinross’ mining properties are subject to various royalty and land payment agreements.  Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Changes in the market price of Kinross common shares may be unrelated to its results of operations and could have an adverse impact on Kinross.

The Kinross common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).  The price of the Kinross common shares is likely to be significantly affected by short-term changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following:  a reduction in analytical coverage of Kinross by investment banks with research capabilities; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor’s ability to liquidate an investment and consequently an investor’s interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the NYSE, further reducing market liquidity.

As a result of any of these factors, the market price of its common shares at any given point in time may not accurately reflect Kinross’ long-term value.  Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Kinross may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The results of Kinross’ operations could be adversely affected by its acquisition strategy and Kinross may not realize the anticipated benefits of recent acquisitions.

As part of Kinross’ business strategy, it has sought, and will continue to seek, to acquire new mining and development opportunities in the mining industry.  Any acquisition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross’ business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks.  Kinross’ success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel.  Kinross may be unable to complete any acquisition or business arrangement that it pursues on favourable terms.  Any acquisitions or business arrangements completed may not ultimately benefit Kinross’ business and could impair its results of operations, profitability and financial results.  Acquisitions and business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material orebody may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, including recently acquired Minera and Aurelian (see “General Development of the Business — Three Year History”), realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support teh expansion of Kinross’ operations resulting from these acquisitions; the integration of the acquired business or assets may divert management’s attention and disrupt Kinross’ ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.  In the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross’ leverage will be increased.  If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, Kinross may choose to finance any such acquisition with its existing resources.  There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Unforeseen liabilites from recent acquisitions.

There may be liabilities, such as environmental liabilities, that Kinross has failed to discover or has underestimated in connection with its acquisition of Aurelian and/or Minera.  In addition, there may be capital expenditure requirements that Kinross has failed to discover or underestimated in connection with these acquisitions, which amounts may be material.  Any such liabilities or capital expenditure requirements could have a material adverse effect on Kinross’ business, financial condition or future prospects.

Inclusion of historical Aurelian and Minera information in this Annual Information Form

The acquisition of Aurelian was completed on September 30, 2008 and the acquisition of Minera was completed on January 6, 2009.  Some of the disclosure relating to Aurelian and Minera relates to periods prior to Kinross’ ownership of those companies, and therefore was generated by disclosure controls and procedures that may have been different than those in place at Kinross.  Among other things, reserves and resources reported by Aurelian and Minera as at December 31, 2007 were estimated by employees of Aurelian and Minera and others in accordance with Aurelian and Minera’s previously established policies and procedures, and have not been independently verified by Kinross.  Further, management’s expectations about future performance reflect the current state of its information about Aurelian and Minera and their respective operations and there can be no assurance that such information is correct in all material respects.

Kinross may be subject to credit, counterparty and liquidity risk.

Although recent infusions of liquidity from the Federal Reserve in the United States and other National Banks around the world have sought to alleviate liquidity concerns in the global banking system, the Company is still subject to counterparty risk and may be adversely impacted in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties.  The Company only transacts with highly-rated counterparties.  A limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty’s credit rating.

As at December 31, 2008, the Company’s gross credit exposure was $94 million and at December 31, 2007, the gross credit exposure was $90.7 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements.  Potential sources for liquidity could include, but are not limited to: the Company’s current cash position, existing credit facilities, future operating cash flow and potential private and public financing.  Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Kinross may be adversely affected by the current global financial condition.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

•                  volatility in commodity prices and foreign exchange rates,

•                  tightening of credit markets,

•                  increased counterparty risk, and

•                  volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company’s liquidity.  In February 2009, the Company raised approximately $396 million in net proceeds from a public common share offering.  Additionally, the Company has additional availability under its revolving credit facility of $154 million.  However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with.  The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross’ equity portfolio.  Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

Kinross may not pay dividends in the future.

In 2008, Kinross paid a total cash dividend of $0.08 per common share - $0.04 in March and $0.04 in September.  On February 18, 2009, Kinross’ board of directors declared a dividend of $0.04 per common share, payable on March 31, 2009.  Prior to 2008, Kinross had not paid any dividends on its common shares. While Kinross’ current intention is to pay a dividend on its common shares semi-annually, there can be no assurance that any future dividends will be paid on the common shares.  The payment of any future dividends will be at the discretion of Kinross’ board of directors, after taking into account many factors, including Kinross’ operating results, financial condition and current and anticipated cash needs.

Kinross is subject to certain legal proceedings and may be subject to additional litigation in the future.

Kinross is a party to the legal proceedings described under the caption “Legal Proceedings”.  If decided adversely to Kinross, these legal proceedings, or others that could be brought against Kinross in the future which are not now known, for example, litigation based on its business activities, environmental laws, volatility in its stock price or failure to comply with its disclosure obligations, could have a material adverse effect on Kinross’ financial condition or prospects.

Kinross may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at Kinross’ foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  Kinross’ inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

It may be difficult to enforce a United States judgment against the officers and directors of Kinross or the experts named in this Annual Information Form or to assert United States securities laws claims in Canada.

Most of the executive officers and directors of Kinross and its independent accountants are non residents of the United States, and a substantial portion of Kinross’ assets are located outside the United States.  These executives and accountants reside in Canada, making it difficult or impossible to effect service upon them in the United States.  As a result, it may be difficult for U.S. residents to effect service in the United States or enforce a judgment obtained in the United States against Kinross or any such persons.  Execution by United States courts of any judgment obtained against Kinross or its officers or directors in United States courts would be limited to the assets of Kinross or such persons, as the case may be, located in the United States.  Additionally, it may be difficult for U.S. residents to obtain Canadian enforcement of U.S. judgment or to assert civil liabilities under United States securities laws in original actions instituted in Canada.

Kinross may not be able to control the decisions and strategy of joint ventures to which it is a party.

Some of the mines in which Kinross owns interests are operated through joint ventures with other mining companies and are subject to the risks normally associated with the conduct of joint ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Kinross’ profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Kinross’ results of operations and financial condition: (a) inability to exert influence over certain strategic decisions made in respect of joint venture properties; (b) disagreement with partners on how to develop and operate mines efficiently; (c) inability of partners to meet their obligations to the joint venture or third parties; and (d) litigation between partners regarding joint venture matters.

Kinross may be unable to support the carrying value of goodwill.

Kinross evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.  This evaluation involves a comparison of the estimated fair value of Kinross’ reporting units to their carrying values.  The fair values of its reporting units are based, in part, on certain factors that may be partially or totally outside of Kinross’ control.  Kinross’ fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than those estimates. In connection with Kinross’ 2008 evaluation, Kinross has recorded a goodwill impairment accounting charge of $994.1 million, the majority of which relates to goodwill recorded as part of the Bema acquisition.  In the absence of any mitigating valuation factors, Kinross’ failure to achieve its valuation assumptions or declines in the fair values of its reporting units may, over time, result in further impairment charges.

DIVIDEND POLICY

In 2008, Kinross paid a total cash dividend of $0.08 on its common shares - $0.04 in March and $0.04 in September.  On February 18, 2009, Kinross’ board of directors declared a dividend of $0.04 per common share, payable on March 31, 2009.  Prior to 2008, Kinross had not paid any dividends on its common shares. While the present intention is to pay a dividend semi-annually, Kinross is under no obligation to declare or pay any further dividends on its common shares.  Payment of any future dividends will be at the discretion of Kinross’ board of directors, after taking into account many factors, including Kinross’ operating results, financial condition, and current and anticipated cash requirements.  Further, pursuant to Kinross’ syndicated credit facility, Kinross may be required to obtained consent from the lenders prior to declaring any common share dividend.

LEGAL PROCEEDINGS

Kinam Preferred Shares

The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the “Complaint”), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. (“Kinam”), and Robert M. Buchan, former President and CEO of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the “Kinam Preferred”) into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the “best price” rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada’s anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002.  It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs.

The parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by Kinross to the plaintiff class of $29.25 million, inclusive of any fees and costs, without admission of any fault or liability.  The settlement was approved by the court on January 29, 2009.  Pursuant to the terms of the settlement, no further dividends are payable on the Kinam Preferred and all Kinam Preferred held by persons who were class members (i.e. other than Kinross) have been cancelled.

Kettle River — Buckhorn Permitting

In November 2005, the Kettle River mill was temporarily shut down as all mining activities had been completed.  The Buckhorn property was acquired in August 2006 pursuant to a share exchange transaction between Kinross and Crown Resources Corporation, with the intent of employing the Kettle River mill to process ore from the Buckhorn property.  All permits and approvals required to complete development and initiate commercial mining operations at the Buckhorn property were received by the end of 2007.  However, certain Project opponents appealed certain permits and approvals during 2006 and 2007.

In April 2008, the Company reached a settlement agreement pursuant to which all such appeals were dismissed.  Commercial production was achieved in October, 2008.

Aurelian Warrants

Aurelian, which was acquired by Kinross on September 30, 2008, has been named as a defendant in six actions relating to warrants issued by it on June 6, 2003.  Each warrant entitled the holder to purchase one common share at Cdn$0.60 per share during the first year and at Cdn$0.75 per share during the second year.  The terms of the warrants provided that they would expire on June 6, 2005 unless, prior to that time, Aurelian met a series of conditions set forth in an agreement between Aurelian and Equity Transfer Services Inc. dated June 6, 2003 (the “Warrant Agreement”), and Aurelian received approval from the relevant stock exchange to extend the expiry date of the warrants for an additional two-year period.  The Warrant Agreement provided that Aurelian was to use commercially reasonable efforts to ensure that the warrants remained outstanding for four years.  In order for the warrants to remain outstanding beyond the initial two years, Aurelian needed to obtain an upgraded listing from Tier 2 on the TSX Venture Exchange (“TSX-V”) to either Tier 1 on the TSX-V or to the TSX by meeting certain minimum listing requirements and obtain approval for the extension from the exchange.  Aurelian failed to upgrade its stock listing and, in turn, could not obtain approval to extend the term of the warrants.

The six actions commenced by or on behalf of former warrantholders allege that Aurelian was able to meet the applicable minimum listing requirements prior to the end of the second year of the four-year term of the warrants and, that had Aurelian acted in good faith and used its best efforts, it would have obtained stock exchange approval necessary for the warrants to remain outstanding for the four-year term.  The plaintiffs allege that they would have exercised their warrants following the announcement of the discovery at Fruta del Norte. In aggregate, the plaintiffs are claiming approximately 3.8 million Aurelian shares (on a pre-split basis(1)) or, alternatively, approximately Cdn$150 million in monetary damages plus interest and costs.

In its defence, Aurelian alleges that although undertaken in good faith and pursued diligently, the results of the exploration work undertaken by it between June 2003 and June 2005 did not provide a commercially reasonable basis for a successful application to upgrade its listing.  Further, the costs to sustain the exploration program were such that Aurlien did not have sufficient assets to meet the minimum capitalization standards.  Management of Aurelian was satisfied at the time that there was no commercially reasonable prospect of obtaining a more senior listing prior to the expiration of the warrants on June 6, 2005.  Regardless, an upgraded listing on its own would not have been enough to extend the term of the warrants.  The relevant stock exchange would have then had to approve the requested extension, and there was not any rule or regulation that made such approval automatic.  Full discretion remained with the stock exchange.

The first of the six actions (the “Northfield Action”) had been scheduled for a two-week trial commencing on June 1, 2009, however this date has been adjourned due to scheduling difficulties. Two of the actions (an Ontario class proceeding and an Alberta class proceeding) have now been consolidated into a single class proceeding in Ontario (the class includes warrantholders in both Ontario and Alberta).  This action has been stayed pending the resolution of the Northfield Action.  Two of the remaining actions have been defended, one of which is essentially dormant, while discovery is underway in the other.  The sixth action is in the process of being defended, however it is anticipated that it too will await the outcome of the Northfield Action.

 (1) On June 22, 2007, Aurelian effected a four-for-one split of its shares.

Income Taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s income tax rules. As at December 31, 2008, the Company did not have any material disputes.

Regulatory Investigations

In July 2005, Kinross was notified by the enforcement division of the SEC that Kinross would be requested to provide documentation in connection with an informal inquiry focused on Kinross’ accounting of the business combination with TVX and Echo Bay.  On June 1, 2006, the SEC requested that Kinross produce certain related documents. Kinross was responsive to the request and completed production on August 31, 2006.  Kinross’ legal counsel received written notice form the SEC on July 10, 2007 that the SEC has completed its investigation relating to the Company and does not intend to recommend enforcement action.

DESCRIPTION OF CAPITAL STRUCTURE

KINROSS COMMON SHARES

Kinross has an unlimited number of common shares authorized and 694,278,343 common shares issued and outstanding as of March 26, 2009.  There are no limitations contained in the articles or bylaws of Kinross on the ability of a person who is not a Canadian resident to hold Kinross common shares or exercise the voting rights associated with Kinross common shares.  A summary of the rights of the Kinross common shares is set forth below.

Dividends

Holders of Kinross common shares are entitled to receive dividends when, as and if declared by the board of directors of Kinross out of funds legally available therefor, provided that if any Kinross preferred shares are at the time outstanding, the payment of dividends on common shares or other distributions (including repurchases of common shares by Kinross) will be subject to the declaration and payment of all cumulative dividends on outstanding Kinross preferred shares and any other preferred shares which are then outstanding.  The Business Corporations Act (Ontario) provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is, or would after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding up of Kinross, holders of Kinross common shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, including holders of Kinross’ indebtedness, and the payment of the aggregate liquidation preference of the Kinross preferred shares, and any other preferred shares then outstanding.

Voting

Holders of Kinross common shares are entitled to one vote for each share on all matters voted on by shareholders, including the election of directors.

MARKET PRICE FOR KINROSS SECURITIES

In Canada, the Kinross common shares trade on the TSX under the symbol “K.”  In the United States, the Kinross common shares trade on the NYSE under the symbol “KGC.”  The Kinross common shares began trading on the NYSE on February 3, 2003.  The following table sets forth, for the periods indicated, the high and low sales prices of the Kinross common shares on the TSX and the NYSE and the trading volume.

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CDN Dollars)	(CDN Dollars)		(U.S. Dollars)	(U.S. Dollars)

Fiscal Year Ending December 31, 2008
January	24.45	18.73	159.0	24.05	18.74	199.8
February	24.95	20.78	85.5	25.51	20.65	126.9
March	27.16	21.02	145.8	27.40	20.49	146.4
April	25.55	18.30	89.5	25.45	18.09	119.2
May	21.64	18.36	83.8	21.99	18.00	96.3
June	24.40	18.50	82.5	24.08	17.97	113.0
July	25.37	17.84	100.0	25.36	17.42	154.6
August	19.00	15.60	87.6	18.52	14.59	145.4
September	18.81	12.31	150.1	18.18	11.47	227.3
October	18.75	8.96	151.7	17.68	6.85	284.5
November	19.18	12.60	121.1	15.48	10.42	224.2
December	22.50	15.80	103.8	19.07	12.12	208.0

	Kinross Common Shares on the TSX			Kinross Common Shares on the NYSE
	High	Low	Trading Volume (in millions of shares)	High	Low	Trading Volume (in millions of shares)
	(CDN Dollars)	(CDN Dollars)		(U.S. Dollars)	(U.S. Dollars)

Fiscal Year Ending December 31, 2007
January	15.87	12.52	100.11	13.43	10.64	70.68
February	16.99	15.00	92.45	14.57	12.67	71.78
March	16.50	14.56	83.55	14.22	12.29	91.83
April	16.89	14.75	63.15	14.91	13.23	64.12
May	15.80	13.45	78.69	14.47	12.50	81.54
June	14.87	12.00	96.25	13.94	11.32	87.57
July	14.96	12.65	108.94	14.37	11.79	81.29
August	14.00	10.58	108.11	13.27	9.87	101.91
September	15.50	12.92	117.93	15.50	12.24	98.73
October	18.68	14.43	164.55	19.71	14.43	117.49
November	19.61	16.48	114.88	21.30	16.75	123.73
December	19.06	16.01	72.39	18.92	15.92	77.89

As of March 26, 2009 there were 8,025 holders of record of Kinross common shares (including holders who are nominees for an undetermined number of beneficial owners).

DIRECTORS AND OFFICERS

DIRECTORS

Set forth below is information regarding the directors of Kinross as of March 26, 2009.

Name and Place of Residence	Principal Occupation	Director Since	Current Committees(1)
John A. Brough Toronto, Ontario Canada	Corporate Director	January 19, 1994	A, H, S

Tye W. Burt Toronto, Ontario Canada	President and Chief Executive Officer of Kinross	March 23, 2005	None

John K. Carrington Thornhill, Ontario Canada	Corporate Director	October 26, 2005	CG, E, S

Richard S. Hallisey Toronto, Ontario Canada	President of Sullivan Holdings Limited	December 5, 2003	CG, E, R

John M. H. Huxley Toronto, Ontario Canada	Corporate Director	May 31, 1993	A, H, R

John A. Keyes The Woodlands, Texas United States	Corporate Director	March 3, 2003	E, R

Catherine McLeod-Seltzer Vancouver, British Columbia Canada	Chairman and Director, Pacific Rim Mining Corp.	October 26, 2005	H

George A. Michals Vero Beach, Florida United States	Corporate Director	January 31, 2003	CG, S

John E. Oliver Halifax, Nova Scotia Canada	Corporate Director	March 7, 1995	H, S

Terence C.W. Reid Toronto, Ontario Canada	Corporate Director	January 5, 2005	A, E

(1)  Committees: A-Audit, CG-Corporate Governance, E-Environmental, Health & Safety, H-Human Resources, Compensation and Nominating, R-Risk Committee, S-Special Committee.

Each of the directors has held the principal occupation set forth opposite his or her name, or other executive offices with the same firm or its affiliates, for the past five years, with the exception of Messrs. Tye W. Burt and John K. Carrington.

Prior to March 23, 2005, Mr. Burt was Vice Chairman and Executive Director, Corporate Development of Barrick, which position he had held since February 2004.  Prior to that, he had been Executive Director, Corporate Development of Barrick since December 2002.  From April 2000 to December 2002, he was a Principal of Harris Partners Limited (investment banking) and President of Cartesian Capital Corp. (investment banking).

Prior to January 2005, Mr. Carrington was Vice Chairman and a director of Barrick, and prior to February 2004, he was Chief Operating Officer of Barrick.

Below is a biography of each of the directors of Kinross:

John A. Brough

 Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, both of which are real estate companies, effective December 31, 2007, positions he had held since 1998.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. From 1974 to 1996, Mr. Brough held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently lead director and Chairman of the Audit Committee of Silver Wheaton Corp., a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund, a director of Canadian Real Estate Investment Trust (“CREIT”) and a director of Quadra Mining Corp.  Mr. Brough holds a Bachelor of Arts (Economics) degree from the University of Toronto and is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management and is a member of the Institute of Corporate Directors.

Tye W. Burt

Mr. Burt was appointed President and Chief Executive Officer of Kinross in March, 2005.  Prior to that, Mr. Burt held the position of Vice Chairman and Executive Director of Corporate Development of Barrick.  From December 2002 to February 2004, he was Executive Director of Corporate Development of Barrick and a member of the board of directors.  From May — December 2002 he was Principal, Harris Partners Limited (investment banking) (but consulting on a full time basis to Barrick).  From May 2000 — May 2002, Mr. Burt was President, Cartesian Capital Corp.  Mr. Burt was a director and the Vice Chairman of the Audit Committee of the Ontario Financing Authority.  Mr. Burt is a director of NRX Global Corporation and a member of the Board of Governors of the University of Guelph.  Mr. Burt is a member of the Law Society of Upper Canada and holds a Bachelor of Laws degree from Osgoode Hall Law School.  He also holds a Bachelor of Arts degree from the University of Guelph.

John K. Carrington

Mr. Carrington was Vice Chairman and a director of Barrick from 1999 through 2004.  Prior to that, Mr. Carrington was Chief Operating Officer of Barrick from 1996 until February 2004.  He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995, respectively.  Prior to that, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc.  Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Master of Engineering (Mining).  He is a member of the Association of Professional Engineers of Ontario.

Richard S. Hallisey

Mr. Hallisey is President and a director of Sullivan Holdings Limited, a position he has held full time since December 2001.  From January 1999 to December 2001, Mr. Hallisey was Vice-Chairman and Managing Director of National Bank Financial.  Prior to his position with National Bank Financial, Mr. Hallisey was the Co-founder, Vice-Chairman and Director of First Marathon Securities Limited.  Mr. Hallisey is currently serving as a director of Jovian Capital Corporation and First Nickel Inc. Mr. Hallisey holds a Bachelor of Applied Science (Civil-Geological Engineering) from the University of British Columbia and a Masters in Business Administration from the University of Western Ontario.

John M. H. Huxley

Mr. Huxley was most recently a principal of Algonquin Management Inc., the manager of the Algonquin Power Income Fund, from 1997 until his retirement in 2006.  Prior to that, he was President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. Mr. Huxley is currently serving as a director of Nordex Explosives Ltd. and Phoenix Coal Inc. He holds a Bachelor of Laws degree from Osgoode Hall Law School.

John A. Keyes

Mr. Keyes most recently held the position of President and Chief Operating Officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain with responsibilities for operations in the United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and successfully completed an executive Masters of Business Administration program at the University of Toronto. He is also a member of the Institute of Corporate Directors.

Catherine McLeod-Seltzer

Ms. McLeod-Seltzer is Chairman and a director of Pacific Rim Mining Corp.  She has been an officer and a director of Pacific Rim since 1997.  From 1994 to 1996, she was President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992.  From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92).  She has a Bachelor in Business Administration from Trinity Western University.  She holds directorships in other publicly traded companies including Bear Creek Mining Corporation, Stornoway Diamond Corporation and Troon Ventures.

George F. Michals

Mr. Michals retired as President of Baymont Capital Resources Inc., an investment holding company, in 2007.  Mr. Michals has also served as an active member on the boards of a number of public and private companies.  Prior to January 2003, Mr. Michals was also Chairman of the board of TVX, and from 1987 to 1990, he held the position of Executive Vice President and Chief Financial Officer of Canadian Pacific Limited.  He holds a Bachelor of Commerce degree from Concordia University and is a Chartered Accountant.

John E. Oliver

Mr. Oliver retired as Senior Vice President, Atlantic Region, of Bank of Nova Scotia in August 2008, a position he had held since March 2004.  Prior to that, Mr. Oliver was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia from October 1999.  From 1997 to 1999 Mr. Oliver was Senior Vice President, Corporate and Real Estate Banking of Bank of Nova Scotia and prior thereto, he was Senior Vice President of Real Estate Banking of Bank of Nova Scotia.  Mr. Oliver was appointed as the Independent Chairman of Kinross in August 2002.

Terence C.W. Reid

Mr. Reid retired as Vice Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange.  Mr. Reid is a director of Pizza Pizza Royalty Income Fund.

CORPORATE GOVERNANCE

The corporate governance practices established by Kinross’ board of directors are described in Kinross’ latest management information circular for its annual meeting of shareholders available at www.sedar.com.  Details of Kinross’ corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on Kinross’ website at www.kinross.com under the corporate governance section of the website.

OFFICERS

The following table sets forth the names of each of the executive and certain other officers of Kinross and all offices held by each of them as of March 26, 2009.

Name	Office Held

HUGH A. AGRO Oakville, Ontario, Canada	Executive Vice President, Strategic Development

RICK A. BAKER Sparks, Nevada, United States	Senior Vice President, Environmental, Health & Safety

TIMOTHY C. BAKER Toronto, Ontario, Canada	Executive Vice President and Chief Operating Officer

THOMAS M. BOEHLERT Toronto, Ontario, Canada	Executive Vice President and Chief Financial Officer

TYE W. BURT Toronto, Ontario, Canada	President and Chief Executive Officer

LISA J. COLNETT Toronto, Ontario, Canada	Senior Vice President, Human Resources and Corporate Services

JAMES CROSSLAND Toronto, Ontario, Canada	Senior Vice President, Government Relations & Corporate Affairs

GEOFFREY P. GOLD Toronto, Ontario, Canada	Executive Vice President and Chief Legal Officer

ROBERT D. HENDERSON Oakville, Ontario, Canada	Senior Vice President, Technical Services

CHRISTOPHER T. HILL Toronto, Ontario, Canada	Senior Vice President and Treasurer

JOHN E. OLIVER Halifax, Nova Scotia, Canada	Independent Chairman

SHELLEY M. RILEY Toronto, Ontario, Canada	Vice President, Administration and Corporate Secretary

J. PAUL ROLLINSON Toronto, Ontario, Canada	Executive Vice President, New Investments

The following sets forth biographical information for each of the above officers of Kinross who is not also a director of Kinross:

Hugh A. Agro was appointed Executive Vice President, Strategic Development on February 21, 2008.  Prior to that, he was Senior Vice President, Strategic Development from August 5, 2005 to February 21, 2008.  Prior to that, he was Vice President, Corporate Development from April 2005 to August 2005.  Prior to that, Mr. Agro held the position of Vice President, Corporate Development for Placer Dome Canada from May 2004 to April 2005.

Prior to that, Mr. Agro was a Principal of Senator Capital Partners from April 2001 to April 2004.  From August 1997 to April 2001, Mr. Agro held the positions of Vice President, Investment Banking, Global Metals & Mining Group and Associate, Investment Banking, respectively, with Deutsche Bank Securities Ltd.

Rick A. Baker was appointed Senior Vice President, Environmental, Health & Safety on March 1, 2005.  Prior to that Mr. Baker held the positions of Vice President, Operations from October 2003 to February 2005 and Vice President and General Manager, Reclamation Operations from March to September 2003 of Kinross Gold U.S.A., Inc., a wholly-owned subsidiary of Kinross.  Prior to that, he held the positions of General Manager, from August 2001 to February 2002 and Operations Manager from April 2000 to July 2001, respectively, with Fairbanks Gold Mining, Inc. a wholly-owned subsidiary of Kinross.  From July 1997 to March 2000, Mr. Baker was General Manager, McCoy/Cove Operation, Echo Bay Minerals Company.

Timothy C. Baker was appointed Executive Vice President and Chief Operating Officer effective June 2006.  Prior to that, Mr. Baker was Executive General Manager for Placer Dome Chile from 2005 until 2006; Managing Director for Placer Dome Tanzania from July 2003 until December 2004; Senior Vice President for Compania Minera Zaldivar from February 2002 until July 2003; Mine General Manager for Getchell Gold Corp from July 2000 until February 2002, and General Manager Operations for Minera Las Cristinas C.A from February 1999 until June 2000.  Mr. Baker held various operational roles from 1988 until 1999.

Thomas M. Boehlert was appointed Executive Vice President and Chief Financial Officer effective April 2006.  Prior to that, Mr. Boehlert was Chief Financial Officer, Executive Vice President for Texas Genco from February 2005 until August 2005; Chief Financial Officer, Executive Vice President for Centrica North America from January 2004 until February 2005; Chief Financial Officer, Senior Vice President for Sithe Energies Inc., from 2000 until 2003; Director, Investment Banking, Credit Suisse First Boston from 1997 to 2000 and Head of Project Finance — Europe, Africa and Middle East for Credit Suisse from 1993 to 1997.

Lisa J. Colnett was appointed Senior Vice President, Human Resources and Corporate Services effective November 2008.  She joined Kinross from Celestica Inc., where she most recently held the position of Senior Vice President, Human Resources.  As one of Celestica’s founding executives, she held of a number of senior roles within the organization, including President, Memory Division and Chief Information Officer.  Prior to joining Celestica, Lisa spent 13 years in manufacturing and operations at IBM Canada.  She holds an Honours B.A. in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

James Crossland joined Kinross in June 2007 as Senior Vice President, Government Relations and Corporate Affairs.  From October 2003 to May 2007, he was Executive Vice President of Cossette Communication Group Inc.  Prior to that, from 2000 to 2002, he served as Executive Vice President and, subsequently, President, of National Public Relations.

Geoffrey P. Gold was appointed Executive Vice President and Chief Legal Officer on February 21, 2008.  Prior to that, he had been Senior Vice President and Chief Legal Officer since May 2006.  Prior to that, he was Vice President, Assistant Secretary and Associate General Counsel for Placer Dome Inc. from 2001 until 2006; Assistant Secretary and Associate General Counsel for Placer Dome from 1999 to 2001; General Counsel and Secretary for Placer Dome North America from 1998 to 1999; and held other legal positions with Placer Dome from 1994 to 1998.

Christopher T. Hill is currently Senior Vice President and Treasurer and prior to March 2006, he had been Senior Vice President, Corporate Communication since August 2005. Prior to that, he had been Vice President, Investor Relations since May 2004.  Mr. Hill was Vice President, Treasurer from May 1998 to March 2004.

Robert D. Henderson was appointed Vice President, Technical Services in September 2006.  He joined Kinross in April 2004 as Manager, Metallurgy and Mineral Processing.  Prior to that, he was a Project Manager with Hatch Vancouver since May 2000.  Prior to that, Mr. Henderson held various positions with mining operations in Johannesburg and with mining engineering service companies in Vancouver.  Mr. Henderson is a registered Professional Engineer in Ontario and has a degree in Chemical Engineering and a Masters in Business Administration, both from the University of Cape Town.

Shelley M. Riley has been the Corporate Secretary of Kinross since June 1993 and was appointed Vice President, Administration and Corporate Secretary in September 2005.

J. Paul Rollinson was appointed Executive Vice President, New Investments, in September 2008. Paul joined Kinross after a long career in investment banking, most recently as the Deputy Head of Investment Banking at Scotia Capital. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. He also served as Managing Director / Head of Americas for the mining group within Deutsche Bank AG, and, before that, was a senior member of the mining team at BMO Nesbitt Burns. Paul has an Honours BSc in Geology from Laurentian University and an MEng in Mining from McGill University.

As at March 26, 2009, the directors and officers of Kinross, as a group owned, directly or indirectly, or exercised control or direction over 5,900,058.26 common shares of Kinross, representing less than one percent of the total number of common shares outstanding before giving effect to the exercise of options or other convertible securities held by such directors and officers.  The statement as to the number of common shares beneficially owned directly or indirectly or over which control or direction is exercised by the directors and officers of Kinross as a group is based upon information provided by the directors and officers.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities to affect materially the control of Kinross is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Kinross) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against all the directors and officers of the Company in connection with the Company’s failure to file its audited financial statements for the year ended December 31, 2004.  The missed filings resulted from questions raised by the SEC about certain accounting practices related to the accounting for goodwill.  The following current officers and directors of Kinross were the subject of the Ontario Securities Commission’s order:  H. Agro, J. Brough, R. Hallisey, J. Huxley, J. Keyes, G. Michals, T. Reid, J. Oliver, R. Baker, C. Hill, S. Riley and T. Burt.  A similar order was issued by the Nova Scotia Securities Commission against Mr. John Oliver dated July 6, 2005.  These management cease trade orders were lifted on February 22, 2006 when the Company completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

No director or executive officer of Kinross or a shareholder holding a sufficient number of securities of Kinross to affect materially the control of Kinross has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICT OF INTEREST

To the best of Kinross’ knowledge, and other than as disclosed in this Annual Information Form, in the notes to Kinross’ financial statements and its MD&A, there are no known existing or potential conflicts of interest between Kinross and any director or officer of Kinross, except as disclosed below and that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Kinross and their duties as a director or officer of such other companies.

The directors and officers of Kinross are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and Kinross will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (Ontario) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

John E. Oliver is Senior Vice President, Atlantic Region, of the Bank of Nova Scotia.  The Bank of Nova Scotia is a co-lead of the lending syndicate for Kinross’ credit facility.  Mr. Oliver’s duties do not include responsibilities in the commercial lending department responsible for management and decisions with respect to the Kinross credit facility.  The board of Kinross does not consider this relationship to present a conflict of interest with Mr. Oliver’s responsibilities as a board member or in any way as reasonably affecting his independence.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, the notes to the Company’s financial statements and its MD&A, since January 1, 2006, no director, executive officer or 10% shareholder of Kinross or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Kinross’ common shares is Computershare Investor Services Inc. at its principal office at 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, telephone 1-800-663-9097.

MATERIAL CONTRACTS

Kinross Material Contracts

The only material contracts entered into by the Company within the financial year ended December 31, 2008 or before such time that are still in effect, other than in the ordinary course of business, are as follows:

Amended and restated credit facility dated August 18, 2006 between Kinross and a syndicate of lenders co-lead by the Bank of Nova Scotia and Export Development Canada, and ten other financial institutions. See “General Development of Business — Three Year History”.

Arrangement agreement among Kinross and Bema dated December 21, 2006 providing for the acquisition of Bema by Kinross pursuant to a statutory plan of arrangement. See “General Development of Business — Three Year History”.

The Kupol Project Loan Agreement dated December 1, 2005.  See “General Development of the Business — Material Properties — Kupol gold and silver project, the Russian Federation”.

The purchase and sale agreement between Kinross and Goldcorp dated September 25, 2007.  See “General Development of the Business — Three Year History”.

The purchase agreement between Kinross and Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC dated January 23, 2008 relating to the purchase of the Notes.  See “General Development of the Business — Three Year History”.

The note indenture between Kinross and Wells Fargo Bank, National Association, as trustee, dated January 29, 2008, governing the Notes.  See “General Development of the Business — Three Year History”.

The support agreement between Kinross and Aurelian dated July 23, 2008.  See “General Development of the Business — Three Year History”.

The warrant agreement between Kinross and Computershare Trust Company of Canada dated September 3, 2008 relating to the creation and governing of warrants issued by Kinross in connection with its acquisition of Aurelian.  See “General Development of the Business — Three Year History”.

The share purchase agreement between KG Minera LM S.A. (“KGM”), Anglo American Norte S.A., Minera Anglo American Chile Limitada and Minorco Inversud S.A. dated November 19, 2008 relating to the acquisition by KGM of Anglo’s 40% interest in Minera.  See “General Development of the Business — Three Year History”.

The share purchase agreement between KGM, Kinross, Teck, Teck Gold Ltd. and Teck Gold Ltd., Agencia Chile dated January 6, 2009 relating to the acquisition by KGM of Teck’s 60% interest in Minera.  See “General Development of the Business — Three Year History”.

The underwriting agreement between Kinross and a syndicate of underwriters, dated January 21, 2009 relating to the purchase of 24,035,000 Kinross common shares.  See “General Development of the Business — Three Year History”.

INTERESTS OF EXPERTS

The Company’s independent auditors for fiscal 2008, KPMG LLP, have audited the consolidated financial statements of Kinross for the three years ended December 31, 2008.

Except as provided below, Mr. Robert Henderson is the qualified person who supervised the preparation of the Company’s mineral reserve and mineral resource estimates as at December 31, 2008.  Mr. Henderson was at the time an officer of the Company.

Mr. B. Terrence Hennessey, P.Geo, Vice President of Micon International Limited and Mr. Eugene J. Puritch, P.Eng., President of P&E Mining Inc., are the qualified persons under whose supervision the reserve and resource estimates for the Condor Project were independently reviewed and confirmed.  Mr. Hennessey and Mr. Puritch and Messrs. Richard M. Gowans and Stephen F. Leary, MAusIMM, are the co-authors of the technical report entitled “A Mineral Resource Estimate for the Fruta del Norte Deposit, Cordillera del Condor Project, Zamora-Chinchipe Province, Ecuador” dated November 15, 2007, as amended October 21, 2008 and prepared by Micon International Limited.

The experts named in this section beneficially owned, directly or indirectly, less than 1% of any class of shares of the Company’s outstanding shares (or of Aurelian, as applicable) at the time of the preparation of the reserve and resource estimates and the technical reports.

AUDIT COMMITTEE

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership and reporting to the Company’s board of directors.  A copy of the charter is attached hereto as Schedule “A”.

As of the date of this Annual Information Form, the members of the Company’s Audit Committee are John Brough (Chairman), John Huxley and Terence Reid.  Each of Messrs. Brough, Huxley and Reid are independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under MI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.  Mr. Brough is a “financial expert” in accordance with SEC requirements.

Relevant Education and Experience

Set out below is a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

John A. Brough

Mr. Brough holds a Bachelor of Arts (Economics) degree from the University of Toronto and is a Chartered Accountant.  Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management and is a member of the Institute of Corporate Directors.  Mr. Brough had been President of both Torwest Inc. and Wittington Properties Limited, real estate companies from 1998 until his retirement on December 31, 2007.  Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc.  Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996.  Mr. Brough is an executive with over 30 years of experience in the real estate industry.  He is currently lead director and Chairman of the Audit Committee of Silver Wheaton Corp., a director of Livingston International Income Fund, a director and Chairman of the Audit Committee of First National Financial Income Fund, a director of CREIT and a director of Quadra Mining Corp.

John M.H. Huxley

Mr. Huxley has a Bachelor of Laws degree, and was most recently a principal of Algonquin Management Inc., the manager of Algonquin Power Income Fund, from 1997 to 2006.  Prior to that Mr. Huxley was President of Algonquin Power Corporation.

Terence C.W. Reid

Mr. Reid holds a diploma in law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto.  Mr. Reid retired as Vice Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations.  Between 2001 and 2003 he was president of Laketon Investment Management, a leading Canadian investment asset manager.  Mr. Reid has served on a number of investment industry committees and was Chairman of the Montreal Stock Exchange.  Mr. Reid is a director of Norcast Income Fund and Pizza Pizza Property Fund.

Pre-Approval Policies and Procedures

The Audit Committee has formalized its approach to non-audit services by the external auditors in its charter, a copy of which is attached hereto as Schedule “A”.

External Auditor Service Fees

Audit Fees

The audit fees billed by the Company’s external auditors for the financial year ended December 31, 2008 were Cdn$2,944,036 (December 31, 2007 — Cdn$2,352,600).

Audit-Related Fees

The audit-related fees billed by the Company’s external auditors for the financial year ended December 31, 2008 were Cdn$302,900 (December 31, 2007 — Cdn$195,000) relating to due diligence and translation services.

Tax Fees

The tax fees in respect of tax compliance and tax advice billed by the Company’s external auditors for the financial year ended December 31, 2008 were Cdn$1,106,750 (December 31, 2007 — Cdn$119,316).

All Other Fees

Cdn$100,000 was paid to the Company’s auditors in 2008 under this caption (December 31, 2007 — Cdn$1,698,889).

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company filed for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited Consolidated Financial Statements and the MD&A for the financial year ended December 31, 2008.

GLOSSARY OF TECHNICAL TERMS

AA finish

A method used to complete fire assaying where the bead produced by this assay technique is dissolved in strong acids.  The gold in the acid solution is determined by a machine called an atomic adsorption spectrometer.  This method is used to accurately quantify small amounts of gold and other metals.

adularia

A variety of orthoclase, a mineral part of the feldspar group.  A common mineral of granitic rocks.

alluvial

Referring to material which has been placed by the action of surface water.

arsenopyrite

The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

assay

To determine the value of various elements within an ore sample, streambed sample, or valuable metal sample.

B2 horizon

A local geological term identifying a particular formation of rock.

ball mill

A steel cylinder filled with steel balls into which crushed ore is fed.  The ball mill is rotated, causing the balls to cascade and grind the ore.

basalt

An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

belt

A series of mineral deposits occurring in close proximity to eachother, often with a common origin.

biotite

A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

boudins

Series of sausage-shaped segments occurring in a boudinage structure.  Boudinage occurs when bed sets are divided by cross-fractures into pillowlike segments.  The cross-fractures are not sharp, but rather rounded, and may be compared with the necks that develop in ductile metal pieces under tension.  The overall resulting appearance is that of a string of linked sausages when observed in section.

breccia

A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.

carbon-in-leach

A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

carbon-in-pulp

A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide.  Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

care and maintenance

The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced.  The mill and associated equipment is being cared for and maintained until operations re-commence.

cathode

A rectangular plate of metal, produced by electrolytic refining, which is melted into commercial shapes such as wire-bars, billets, ingots, etc.

chalcopyrite

A copper mineral composed of copper, iron and sulphur.  This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

chert

A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

chlorite

1. The mineral group chamosite, clinochlore, cookeite, gonyerite, nimite, orthochamosite, pennantite, and sudoite.  2. Chlorites are associated with and resemble micas (the tabular crystals of chlorites cleave into small, thin flakes or scales that are flexible, but not elastic like those of micas); they may also be considered as clay minerals when very fine grained. Chlorites are widely distributed, especially in low-grade metamorphic rocks, or as alteration products of ferromagnesian minerals.

circuit

A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

clay

An extremely fine-grained natural earthy material composed primarily of hydrous aluminum silicates. It may be a mixture of clay minerals and small amounts of nonclay materials or it may be predominantly one clay mineral. The type is determined by the predominant clay mineral. Clay is plastic when sufficiently pulverized and wetted, rigid when dry, and vitreous when fired to a sufficiently high temperature.

core

The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

cut-off grade

The lowest grade of mineral resources considered economic; used in the calculation of reserves in a given deposit.

cyanidation

A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.  May be carried out in tanks inside a mill or in heaps of ore out of doors.

cyclone underflow

A coarser sized fraction, which leaves via apex aperture of hydrocyclone.

dedicated pad

An area of topography where gold ore will be placed in order to be leached.  The ore will remain permanently upon this pad upon the completion of the gold extraction.

dilution

The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

doré

Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

electrowinning

Recovery of a metal from a solution by means of electro-chemical processes.

epithermal

Said of a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.

fault

A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.

feldspar

1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite.  2. The mineral group albite, andesine, anorthite, anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

flocculent

A chemical used to promote the formation of denser slurries.

flotation

A separation process in which valuable mineral particles are induced to become attached to bubbles and float, while the non-valuable minerals sink.

fold

Any bending or wrinkling of rock strata.

formation

Unit of sedimentary rock of characteristic composition or genesis.

galena

A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

garnet

The silicate minerals almandine, andradite, calderite, goldmanite, grossular, hibshite, katoite, kimzeyite, knorringite, majorite, pyrope, schlorlomite, spessartine, and uvarovite.

gold

A yellow malleable ductile high density metallic element resistant to chemical reaction, often occurring naturally in quartz veins and gravel, and precious as a monetary medium, in jewellery, etc.  Symbol — Au.

gold equivalent production

Gold equivalent production represents gold production plus silver production computed into gold ounces using a market price ratio.

grade

The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.

Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis.

Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

gravity recovery circuit

Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock.  Typically used are shaking tables, spirals, etc.

greenschist

A metamorphosed basic igneous rock, which owes its color and schistosity to abundant chlorite.

heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content.  The gold-laden solution is collected for gold recovery.

hedging

Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.

high-grade

Rich ore.  As a verb, it refers to selective mining of the best ore in a deposit.

high rate thickener

A type of equipment used to perform solid liquid separation.  Slurry (a mixture of rock and water) is fed into this unit with a clear solution produced in one stream and a moist solid produced in the second stream.

HQ

A diamond drill core measuring 2.500 inches in diameter (6.35 cm).

intrusive

Rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

leach

A method of extracting gold from ore by a chemical solution usually containing cyanide.

lode

Vein of metal ore.

low-grade

A term applied to ores relatively poor in the metal they are mined for; lean ore.

metamorphism

The process by which the form or structure of rocks is changed by heat and pressure.

mica

1. A group of phyllosilicate minerals having the general composition, X2Y4-6Z8O20(OH,F) where X=(Ba,Ca,Cs,H3O,K,Na,NH4), Y=(Al,Cr,Fe,Li,Mg,Mn,V,Zn), and Z=(Al,Be,Fe,Si); may be monoclinic, pseudohexagonal or pseudo-orthorhombic; soft; perfect basal (micaceous) cleavage yielding tough, elastic flakes and sheets; colorless, white, yellow, green, brown, or black; excellent electrical and thermal insulators (isinglass); common rock-forming minerals in igneous, metamorphic, and sedimentary rocks.  2. The mineral group anandite, annite, biotite, bityite, celadonite, chernykhite, clintonite, ephesite, ferri-annite, glauconite, hendricksite, kinoshitalite, lepidolite, margarite, masutomilite, montdorite, muscovite, nanpingite, norrishite, paragonite, phlogopite, polylithionite, preiswerkite, roscoelite, siderophyllite, sodium phlogopite, taeniolite, tobelite, wonesite, and zinnwaldite.

micaceous

Consisting of or containing mica; e.g., a micaceous sediment.

mill

A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

mineral claim

A mineral claim usually authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.

mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term, incorporating various types; e.g., fissure filling, impregnation, and replacement.

muscovite

A monoclinic mineral, Kal2(Si3Al)O10(OH,F)2; mica group; pseudohexagonal; perfect basal cleavage; forms large, transparent, strong, electrically and thermally insulating, stable sheets; a common rock-forming mineral in silicic plutonic rocks, mica schists, gneisses, and commercially in pegmatites; also a hydrothermal and weathering product of feldspar and in detrital sediments.

net smelter return

A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

open pit

A mine that is entirely on surface.  Also referred to as open-cut or open-cast mine.

Oligocene

An epoch of the early Tertiary Period, after the Eocene and before the Miocene; also, the corresponding worldwide series of rocks. It is considered to be a period when the Tertiary is designated as an era.

oxidation

A reaction where a material is reacted with an oxidizer such as pure oxygen or air in order to alter the state of the material.

Paleozoic

The era of geologic time that includes the Cambrian, Ordovician, Silurian, Devonian, Mississippian, Pennsylvanian and Permian periods and is characterized by the appearance of marine invertebrates, primitive fishes, land plants and primitive reptiles.

phases

Stages in time and/or composition in forming the rock.

placer

A place where gold is obtained by the washing of materials: rocks, boulders, sand, clay, etc. containing gold or other valuable minerals by the elements. These are deposits of valuable minerals, in Kinross’ case, native gold, which are found in the form of dust, flakes, grains, and nuggets. In the United States mining law, mineral deposits, not veins in place, are treated as placers as far as locating, holding, and patenting are concerned. The term “placer” applies to ancient (Tertiary) gravel as well as to recent deposits, and to underground (drift mines) as well as surface deposits.

porphyry

An igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-granted groundmass.

pyrite

A yellow iron sulphide mineral, normally of little value.  It is sometimes referred to as “fool’s gold.”

pyroclastic

Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed.

qualified person

An individual who:  (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by NI 43-101.

quartz

Common rock-forming mineral consisting of silicon and oxygen.

quartzite

1. A granoblastic metamorphic rock consisting mainly of quartz and formed by recrystallization of sandstone or chert by either regional or thermal metamorphism; metaquartzite.  2. A very hard but unmetamorphosed sandstone, consisting chiefly of quartz grains that are so completely cemented with secondary silica that the rock breaks across or through the grains rather than around them; an orthoquartzite.  3. Stone composed of silica grains so firmly cemented by silica that fracture occurs through the grains rather than around them.  4. As used in a general sense by drillers, a very hard, dense sandstone.  5. A granulose metamorphic rock consisting essentially of quartz.  6. Sandstone cemented by silica that has grown in optical continuity around each fragment.

reclamation

The restoration of a site after mining or exploration activity is completed.

recovery

A term used in  process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

run-of-mine

Said of ore in its natural, unprocessed state; pertaining to ore just as it is mined.

reusable pad ore

Ore which is processed on a reusable pad.  The reusable pad is an area where heap leaching takes place on ore material temporarily placed onto it.  Upon completion of leaching, the ore is removed from the pad and sent to disposal.  New material is then applied.

sample

A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

schist

A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

sedimentary rocks

Secondary rocks formed from material derived from other rocks and laid down under water.  Examples are limestone, shale and sandstone.

semi-autogenous (SAG) mill

A steel cylinder with steel balls into which run-of-mine material is fed.  The ore is ground in the action of large lumps of rock and steel balls.

sericite

A white, fine-grained potassium mica occurring in small scales as an alteration product of various aluminosilicate minerals, having a silky luster, and found in various metamorphic rocks (especially in schists and phyllites) or in the wall rocks, fault gouge, and vein fillings of many ore deposits. It is commonly muscovite or very close to muscovite in composition, but may also include paragonite and illite.

shear zone

A geological term used to describe a geological area in which shearing has occurred on a large scale.

silica

The chemically resistant dioxide of silicon, SiO2; occurs naturally as five crystalline polymorphs: trigonal and hexagonal quartz, orthorhombic and hexagonal tridymite, tetragonal and isometric cristobalite, monoclinic coesite, and tetragonal stishovite. Also occurs as cryptocrystalline chalcedony, hydrated opal, the glass lechatelierite, skeletal material in diatoms and other living organisms, and fossil skeletal material in diatomite and other siliceous accumulations. Also occurs with other chemical elements in silicate minerals.

slurry

Fine rock particles are suspended in a stream of water.

sphalerite

A zinc mineral which is composed of zinc and sulphur.  It has a specific gravity of 3.9 to 4.1.

stock

A magma that has intruded into preexisting rock in a columnar shape typically a kilometre or more in diameter.

stockpile

Broken ore heaped on surface, pending treatment or shipment.

stockwork

A mineral deposit consisting of a three-dimensional network of planar to irregular veinlets closely enough spaced that the whole mass can be mined.

tailings

The material that remains after all metals considered economic have been removed from ore during milling.

terrane

Area of land of a particular character, e.g., mountainous, swampy.

tuff

Rock composed of fine volcanic ash.

vein

A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

volcanics

A general collective term for extrusive igneous and pyroclastic material and rocks.

zone

An area of distinct mineralization.

SCHEDULE “A”

KINROSS GOLD CORPORATION
(“KINROSS”)

CHARTER OF THE

AUDIT COMMITTEE

I.                                         Purpose

The Audit Committee shall provide assistance to the Board of Directors in fulfilling its financial reporting and control responsibilities to the shareholders of Kinross and the investment community.  The Audit Committee’s primary duties and responsibilities are to:

•                  Oversee (i) the integrity of Kinross’ financial statements; (ii) Kinross’ compliance with legal and regulatory requirements regarding financial disclosure; (iii) the independent auditors’ qualifications and independence; and (iv) the performance of Kinross’ internal audit function.

•                  Serve as an independent and objective party to monitor Kinross’ financial reporting processes and internal control systems.

•                  Review and appraise the audit activities of Kinross’ independent auditors and the internal auditing functions.

•                  Annually evaluate the performance of the Audit Committee in light of the requirements of its Charter.

•                  Provide open lines of communication among the independent auditors, financial and senior management, and the Board of Directors for financial reporting and control matters.  The Audit Committee will meet, periodically, with management, with the members of the internal audit function and with the independent auditors.

II.                                     Composition

The Audit Committee shall be comprised of at least three directors.  Each Committee member shall be an “independent director” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110 and the Corporate Governance Rules of the New York Stock Exchange (“NYSE Rules”), which are reproduced in Schedule “I” attached hereto.

All members shall, to the satisfaction of the Board of Directors, be “financially literate”, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” in accordance with applicable legal requirements, including currently the requirements of Multilateral Instrument 52-110, the rules adopted by the United States Securities and Exchange Commission and the NYSE Rules reproduced in Schedule “I” attached hereto.

As the rules set out in Schedule “I” may be revised, updated or replaced from time to time, the Audit Committee shall ensure that such schedule is up-dated accordingly when required.

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Audit Committee, and this determination is disclosed in the annual management information circular.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general meeting of shareholders.

III.                             Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

•                  Annual review and revision of this Charter as necessary with the approval of the Board of Directors.

•                  Subject to the powers of the Board of Directors and the shareholders under Kinross’ articles, by-laws and under the Business Corporations Act (Ontario), the Audit Committee is responsible for the selection, appointment, oversight, evaluation, compensation, retention and, if necessary, the replacement of the independent auditors who prepare or issue an auditors’ report or perform other audit, review or attest services for Kinross.

•                  Approving the appropriate audit engagement fees and the funding for payment of the independent auditors’ compensation and any advisors retained by the Audit Committee.

•                  Ensuring that the auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

•                  Confirming the independence of the auditors, which will require receipt from the auditors of a formal written statement delineating all relationships between the auditors and Kinross and any other factors that might affect the independence of the auditors and reviewing and discussing with the auditors any significant relationships and other factors identified in the statement.  Reporting to the Board of Directors its conclusions on the independence of the auditors and the basis for these conclusions.

•                  Ensuring that the independent auditors are prohibited from providing the following non-audit services and determining which other non-audit services the independent auditors are prohibited from providing:

•                  bookkeeping or other services related to the accounting records or financial statements of Kinross;

•                  financial information systems design and implementation;

•                  appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•                  actuarial services;

•                  internal audit outsourcing services;

•                  management functions or human resources;

•                  broker or dealer, investment adviser or investment banking services;

•                  legal services and expert services unrelated to the audit; and

•                  any other services which the Public Company Accounting Oversight Board determines to be impermissible.

•                  Approving any permissible non-audit engagements of the independent auditors in accordance with applicable laws.

•                  Obtaining from the independent auditors in connection with any audit a timely report relating to the Kinross’ annual audited financial statements describing all critical accounting policies and practices used, all alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditors, and any material written communications between the independent auditors and management, such as any “management” letter or schedule of unadjusted differences.

•                  Meeting with the auditors and financial management of Kinross to review the scope of the proposed audit for the current year, and the audit procedures to be used.

•                  Reviewing with management and the independent auditors:

•                  Kinross’ annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with regulators, and ensuring that:

•                  management has reviewed the financial statements with the audit committee, including significant judgments affecting the financial statements

•                  the members of the Committee have discussed among themselves, without management or the independent auditors present, the information disclosed to the Committee

•                  the Committee has received the assurance of both financial management and the independent auditors that Kinross’ financial statements are fairly presented in conformity with Canadian GAAP in all material respects

•                  Any significant changes required in the independent auditors’ audit plan and any serious issues with management regarding the audit.

•                  Other matters related to the conduct of the audit that are to be communicated to the Committee under generally accepted auditing standards.

•                  With respect to the internal auditing department,

(i)                                         to review the appointment and replacement of the director of the internal auditing department; and

(ii)                                      to advise the director of the internal auditing department that he or she is expected to provide to the Audit Committee copies of significant reports to management prepared by the internal auditing department and management’s responses thereto.

•                  With respect to accounting principles and policies, financial reporting and internal audit control over financial reporting,

(i)                                   to advise management, the internal auditing department and the independent auditors that they are expected to provide to the Audit Committee a timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(ii)                                to consider any reports or communications (and management’s and/or the internal audit department’s responses thereto) submitted to the Audit Committee by the independent auditors required by or referred to in SAS 61 (as codified by AU Section 380), as it may be modified or supplemented or other professional standards, including reports and communications related to:

•                  deficiencies, including significant deficiencies or material weaknesses, in internal control identified during the audit or other matters relating to internal control over financial reporting;

•                  consideration of fraud in a financial statement audit;

•                  detection of illegal acts;

•                  the independent auditors’ responsibility under generally accepted auditing standards;

•                  any restriction on audit scope;

•                  significant accounting policies;

•                  significant issues discussed with the national office respecting auditing or accounting issues presented by the engagement;

•                  management judgments and accounting estimates;

•                  any accounting adjustments arising from the audit that were noted or proposed by the auditors but were passed (as immaterial or otherwise);

•                  the responsibility of the independent auditors for other information in documents containing audited financial statements;

•                  disagreements with management;

•                  consultation by management with other accountants;

•                  major issues discussed with management prior to retention of the independent auditors;

•                  difficulties encountered with management in performing the audit;

•                  the independent auditors’ judgments about the quality of the entity’s accounting principles;

•                  reviews of interim financial information conducted by the independent auditors; and

•                  the responsibilities, budget and staffing of the Company’s internal audit function.

•                  Satisfying itself that adequate procedures are in place for the review of Kinross’ public disclosure of financial information extracted or derived from Kinross’ financial statements, other than the public disclosure described in the preceding paragraph, and assessing the adequacy of such procedures periodically.

•                  Reviewing with the independent auditors and management the adequacy and effectiveness of the financial and accounting controls of Kinross.

•                  Establishing procedures: (i) for receiving, handling and retaining of complaints received by Kinross regarding accounting, internal controls, or auditing matters, and (ii) for employees to submit confidential anonymous concerns regarding questionable accounting or auditing matters.

•                  Reviewing with the independent auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

•                  Making inquires of management and the independent auditors to identify significant, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Kinross.

•                  Assessing the overall process for identifying principal financial and control risks and providing its views on the effectiveness of this process to the Board.

•                  Reviewing of confirmation of compliance with Kinross’ policies on internal controls.

•                  Discussing any earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

•                  At least annually obtaining and reviewing a report prepared by the independent auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) (to assess the auditors’ independence) all relationships between the independent auditors and Kinross, including each non-audit service provided to the Company and at least the matters set forth in Independent Standards Board No.1.

•                  Setting clear hiring policies for partners, employees or former partners and former employees of the independent auditors.

•                  Engaging and compensating (for which Kinross will provide appropriate funding) independent counsel and other advisors if the Committee determines such advisors are necessary to assist the Committee in carrying out its duties.

•                  Reporting annually to the shareholders in Kinross’ Management Information Circular prepared for the annual and general meeting of shareholders on the carrying out of its responsibilities under this charter and on other matters as required by applicable securities regulatory authorities.

IV.                                Meetings and Other Matters

The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than four times a year.  Meetings may be held at any time deemed appropriate by the Committee.

The Audit Committee will meet periodically with representatives of the independent auditors, appropriate members of management and personnel responsible for the internal audit function, all either individually or collectively as may be required by the Committee.

The independent auditors will have direct access to the Committee at their own initiative.

The Chairman of the Committee will report periodically the Committee’s findings and recommendations to the Board of Directors.

The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

Kinross shall provide for appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board, for payment of:

1.                                       Compensation to the independent auditors and any other public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company;

2.                                       Compensation of any advisers employed by the Audit Committee; and

3.                                       Ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Schedule “I”

Independence Requirement of Multilateral Instrument 52-110

A member of the Audit Committee shall be considered “independent”, in accordance with Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), subject to the additional requirements or exceptions provided in MI 52-110, if that member has no direct or indirect relationship with the Company, which could reasonably interfere with the exercise of the member’s independent judgment.  The following persons are considered to have a material relationship with the Company and, as such, can not be a member of the Audit Committee:

(a)                                  an individual who is, or has been within the last three years, an employee or executive officer of the Company;

(b)                                 an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;

(c)                                  an individual who:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm; or

(iii)                             was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(d)                                 an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)                                     is a partner of a firm that is the Company’s internal or external auditor;

(ii)                                  is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)                             was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;

(e)                                  an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)                                    an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, any individual who:

(a)                                 has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b)                                is an affiliated entity of the Company or any of its subsidiary entities,

is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other fee includes acceptance of a fee by:

(a)                                 an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)                                an entity in which such individual is a partner, member, an officer such as a managing director occupying  a  comparable  position  or executive  officer,  or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company that may interfere with the exercise of his/her independence from management and the Company.

In addition:

(a)                                 A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

(b)                                A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

(c)                                 A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not “independent” until three years after the end of the affiliation or the employment or auditing relationship.

(d)                                A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve on that company’s compensation committee is not “independent” until three years after the end of such service or the employment relationship.

(e)                                 A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

A member of the Audit Committee must also satisfy the independence requirements of Rule 10A-3(b)(1) adopted under the Securities Exchange Act of 1934 as set out below:

In order to be considered to be independent, a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

(a)                                   Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

(b)                                  Be an affiliated person of the issuer or any subsidiary thereof.

An “affiliated person” means a person who directly or indirectly controls Kinross, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Kinross.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert under SEC Rules

An audit committee financial expert is defined as a person who has the following attributes:

(a)                                 an understanding of generally accepted accounting principles and financial statements;

(b)                                the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)                                 experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues which are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)                                an understanding of internal controls and procedures for financial reporting; and

(e)                                 an understanding of audit committee functions.

An individual will be required to possess all of the attributes listed in the above definition to qualify as an audit committee financial expert and must have acquired such attributes through one or more of the following means:

(a)                                 education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor, or experience in one or more positions that involve the performance of similar function;

(b)                                experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)                                 experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)                                other relevant experience.